Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Submitted on a confidential basis on September 29, 2023

CONFIDENTIAL TREATMENT REQUESTED

This draft registration statement has not been filed publicly with the U.S. Securities and Exchange

Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

C3is Inc.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	331 Kifissias Avenue Erithrea 14561 Athens, Greece (Address of principal executive offices)

Dr. Diamantis Andriotis

331 Kifissias Avenue, Erithrea

14561, Athens, Greece Telephone:

(011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address and telephone number of agent for service)

Copies to:

Finn Murphy, Esq.	Sarah Williams, Esq.
Goodwin Procter LLP	Matthew Bernstein, Esq.
The New York Times Building	Ellenoff Grossman & Schole LLP
620 Eighth Avenue	1345 Avenue of the Americas
New York, New York 10018	New York, New York 10105
(212) 459-7257	(212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED     , 2023

PRELIMINARY PROSPECTUS

C3IS INC.

Units consisting of

Common Shares or Pre-Funded Warrants and Class B Warrants to

purchase Common Shares

(and Common Shares underlying the Pre-Funded Warrants and Class B

Warrants)

This prospectus relates to the issuance by us, on a best efforts basis, of up to      units (the “Units”), each consisting of one share of common stock, nominal value $0.01 per share (each, a “Common Share”), and one warrant to purchase one Common Share (each, a “Class B Warrant”), in each case at an assumed public offering price of $     per Unit, equal to the closing price of our Common Shares on the Nasdaq Capital Market on September   , 2023. Each Class B Warrant will be immediately exercisable for one Common Share at an assumed exercise price of $     per share (100% of the public offering price of each Unit sold in this offering) and expire five years after the issuance date. We are also offering to each purchaser of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one Common Share) and one Class B Warrant. Subject to limited exceptions, a holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one Common Share. The purchase price of each Unit including a pre-funded warrant will be equal to the price per Unit including one Common Share, minus $0.01, and the remaining exercise price of each pre-funded warrant will equal $0.01 per share. The pre-funded warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each Unit including a pre-funded warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including one Common Share we are offering will be decreased on a one-for-one basis. The Common Shares and pre-funded warrants, if any, can each be purchased in this offering only with the accompanying Class B Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.

We are also registering the Common Shares included in the Units and the Common Shares issuable from time to time upon exercise of the Class B Warrants and pre-funded warrants offered hereby. This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Common Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) and began trading (regular way) on June 22, 2023 under the symbol “CISS”. On     , 2023, the closing sale price as reported on the Nasdaq of the Common Shares was $     per share. The public offering price of the Units will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the then current market price of our Common Shares. The assumed public offering price and related Class B Warrant exercise price used throughout this prospectus may not be indicative of the actual public offering price. The actual public offering price may be based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering. There is no established trading market for the pre-funded warrants or Class B Warrants and we do not expect an active trading market to develop. We do not intend to list the pre-funded warrants or Class B Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

We are an “emerging growth company” as that term is used in the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we may elect to comply with certain reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our securities involves risks. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Unit including Common Shares	Per Unit including Pre-Funded Warrants	Total
Public offering price(1)	$	$	$
Placement agent fees(1)(2)	$	$	$
Proceeds, before expenses, to us(1)	$	$	$

(1)

Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the amounts set forth above. For more information, see “Plan of Distribution.”

(2)

The Placement Agent fees shall equal up to 7.0% of the gross proceeds of the securities sold by us in this offering. The Placement Agent will receive compensation in addition to the Placement Agent fees described above. See “Plan of Distribution” for a description of compensation payable to the Placement Agent.

We have engaged Maxim Group LLC as our placement agent (“Maxim” or the “Placement Agent”) to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent is not purchasing or selling any of the securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. We have agreed to pay the Placement Agent the Placement Agent fees set forth in the table above, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. The Units will be offered at a fixed price and are expected to be issued in a single closing. See “Plan of Distribution” beginning on page 139 of this prospectus for more information regarding compensation payable to the Placement Agent.

We expect that the offering will end two trading days after we first enter into a securities purchase agreement relating to the offering and the offering will settle delivery versus payment (“DVP”)/receipt versus payment (“RVP”). We expect to deliver the Common Shares, pre-funded warrants, if any, and Class B Warrants, constituting the Units against payment in New York, United States on or about      , 2023, subject to satisfaction of certain customary closing conditions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Maxim Group LLC

Prospectus dated      , 2023.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

-i-

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the United States Securities and Exchange Commission (the “SEC”) for the offering by us of Units consisting of Common Shares, pre-funded warrants and Class B Warrants.

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the SEC. Neither we, nor the Placement Agent, have authorized anyone to provide you with different or additional information or to make representations other than those contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

Unless otherwise indicated, references to “C3is,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, C3is Inc., and its subsidiaries, except where the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions;

•

the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of drybulk commodities and crude oil, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry, including, in particular, the drybulk and tanker sectors;

•	shipping market trends, including charter rates, factors affecting supply and demand and world drybulk carrier and tanker fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it and the conflict in Ukraine and the related global response;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our financing arrangements;

•	performance by the shipyards constructing any newbuilding vessels we order; and

•	expectations regarding vessel acquisitions and dispositions.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED, EXCEPT AS REQUIRED BY LAW.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands and our principal executive offices are located outside the United States. Our directors and officers reside outside the United States. In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that courts in jurisdictions outside the U.S. (i) would enforce judgments of U.S. courts obtained in actions against us or our directors or officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our directors or officers based on those laws.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our Common Shares.

Unless otherwise indicated, references to “C3is,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, C3is Inc., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America.

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the two drybulk carriers in our initial fleet, that Imperial Petroleum Inc. (“Imperial Petroleum”) subsequently contributed to us in connection with the Spin-Off (as defined below), together with $5,000,000 in cash as working capital, in return for our Common Shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“Common Shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the “Spin-Off” or the “Spin Off”).

Overview

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and oil producers, refineries and commodities traders and producers. As of the date of this prospectus, we own and operate a fleet of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of our fleet is 179,804 dwt.

Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part.

On July 14, 2023 the Company acquired the Aframax tanker, “Afrapearl II (ex. Stealth Berana)” (2010 built), from Imperial Petroleum Inc.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Fleet

As of September 1, 2023 the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Drybulk Carriers
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$8,250	October 2023
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Time Charter	$8,750	September 2023
Tanker
Afrapearl II (ex. Stealth Berana)	2010	Korea	115,804	Aframax oil tanker	Spot
			179,804 dwt

(1)	Earliest date charter could expire.

We plan to expand our fleet by investing in high-quality, Japanese or Korean-built drybulk carriers, which may include vessels in class sizes ranging from Handysize class vessels of 28,000-40,000 dwt to Capesize class vessels of 100,000+ dwt, and tankers of potentially all sizes. We may also acquire vessels in these or other seaborne transportation sectors in addition to the drybulk and tanker sectors, under favorable market conditions. We do not, however, currently have any agreements or commitments to acquire additional vessels. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

We will deploy our drybulk carriers either on time charter trips or spot voyages of short term duration while our tanker vessel will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of September 1, 2023, our drybulk handysize vessels were employed under time charter contracts expiring in September 2023 and October 2023, respectively, and our tanker was operating in the spot market.

The Vafias family, of which our Non-Executive Chairman, Harry Vafias, is a member, has been active in shipping for over 50 years. The Vafias family formed Brave Maritime Corporation S.A., or Brave Maritime, in 1987, which, as our fleet manager, is responsible for all aspects of our administration and operations under the direction of our Board of Directors. As of the end of August 2023, Imperial Petroleum and affiliates of our Manager Brave Maritime owned or partially owned about 80 vessels (including 19 drybulk carriers).

Management of Our Fleet

All of the vessels in our initial fleet are, and any additional drybulk carriers we acquire will be, managed by Brave Maritime, a company controlled by members of the Vafias family, of which our Non-Executive Chairman is a member, or by other affiliated or unaffiliated management companies. Our tankers and any additional vessels in sectors other than drybulk, may be managed by Stealth Maritime, an affiliate of Brave Maritime controlled by members of the Vafias family, or third party technical managers. We have entered into a management agreement with Brave Maritime, pursuant to which Brave Maritime provides us with technical, administrative, commercial and certain other services. For our tanker, Brave Maritime subcontracts these services to its affiliate Stealth Maritime. In relation to the technical services, Brave Maritime is responsible for arranging for the crewing of the

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

vessels, the day-to-day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Brave Maritime pays other parties and receives reimbursement from us. In addition, Brave Maritime subcontracts crew management for our vessels to an affiliated company, Hellenic Manning Overseas Inc.. The crew manager is supervised by Brave Maritime.

Our management agreement is substantially similar to the management agreement between Imperial Petroleum and Stealth Maritime, under which Stealth Maritime subcontracted to Brave Maritime the management of our vessels that were previously owned by Imperial Petroleum, including the same fee levels. Under our management agreement we pay Brave Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We will pay a fixed fee of $125 per vessel per day for each of our vessels that may operate on bareboat charter. We are also be obligated to pay Brave Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime also earns a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. Additional vessels that we may acquire in the future may be managed by Brave Maritime or by other unaffiliated management companies.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2026; unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. See “Certain Relationships and Related Party Transactions—Management and Other Fees” for additional information regarding the management agreement, including management fees and termination provisions.

Market Opportunity

The Company believes that the following current shipping industry trends create attractive market opportunities in the drybulk and tanker sectors:

•	Advancements in technology, globalization and macroeconomic events are major drivers affecting the global drybulk carrier and tanker shipping markets, and demand for seaborne transportation.

•

The drybulk market enjoyed a firm start in 2022 arising from post-Covid-19 restrictions demand growth coupled with port congestion and moderate supply growth. The drybulk market materially softened later in 2022, as port congestion eased and Chinese demand for drybulk commodities weakened. Demand improvements are evident in 2023, supported by China’s recovering drybulk import volumes, nevertheless volatility remains in key regions affecting demand for drybulk carriers. Industry participants believe that drybulk demand in tonne-mile terms will grow by 3.2% in 2023. (Clarksons Dry Bulk Trade Outlook, August 2023). Furthermore, tonne-mile demand growth is also affected by shifting trade patterns arising from the Russia-Ukraine conflict which are still evolving. Sanctions imposed by Europe and the UK on Russian coal imports result in drybulk carriers travelling longer-haul distances as Russian exports are now directed towards new Asian markets and Europe searches for coal supplies in distant locations.

•

On the supply side, we believe that the current drybulk carrier orderbook which stands at 30-year historically low levels (circa 8% of the current drybulk carrier fleet capacity in September 2023), along with expectations that upcoming tighter environmental regulations for vessels to reduce CO2 emissions that came into effect in January 2023 may further induce slow steaming, should lead to constrained drybulk carrier fleet growth and thus should improve the supply / demand balance.

Despite the uncertainty, we believe that factors such as the returning Ukrainian grain export volumes into the market as a result of the re-opening of certain of the country’s ports, coupled with increasing demand for

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

minor bulks such as bauxite and steel products from China and Europe traditionally carried in handysize drybulk carriers, will be beneficial to the drybulk carrier market and the handysize segment in particular, which is the segment in which we currently operate.

•

On the tanker side, Saudi Arabia and Russia announced in September 2023 crude oil production cuts of 1.3 million barrels per day by for the remainder of the year. As a result, crude tanker charter rates are expected to remain under pressure in the near-term affected by reduced cargo volumes.

•

However, seaborne crude oil trade has been supported by increasing demand from China and rising exports from US, Brazil and Norway. Industry participants believe that crude oil demand in tonne-mile terms will grow by 6.4% in 2023 (Clarksons Oil &Trade Trades Outlook, August 2023) mainly due to longer-haul distances travelled as a result of the Russia-Ukraine conflict and the subsequent trade pattern shifts that have evolved.

•

On the crude tanker supply side, the trading fleet is expected to grow by 2.2% in 2023, while the tanker orderbook remains at historically low levels, standing at 5.7% of fleet capacity in September 2023 (Clarksons Oil &Trade Trades Outlook, August 2023).

With regards to the broader shipping industry, we believe that the changing landscape creates new investment opportunities:

•

The International Maritime Organization (IMO) has implemented new regulations to reduce CO2 intensity on the shipping industry by at least 40% by 2030, and greenhouse gas emissions by 50% by 2050. These rules aiming to reduce carbon emissions may result in the use of cleaner fuels, slow steaming, and the retirement of older and thus less efficient vessels. Although the exact impact of the implementation of the new regulations cannot be quantified, we believe that many vessels, including ours, might have to reduce their speed, since vessel’s fuel consumption and carbon emissions increase as speed increases. Slow steaming accompanied with increased scrapping may restrain effective supply growth.

We can provide no assurance that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see “Risk Factors” beginning on page 17 of this prospectus.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•

Experienced Management Team and Manager. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Our Chief Executive Officer, Dr. Diamantis Andriotis, has over 15 years of experience in the shipping industry, including in the drybulk, tanker and gas sectors. As noted above, the Vafias family, of which our Non-Executive Chairman, Harry Vafias, is a member, formed Brave Maritime Corp. Inc., in 1987 which, as our fleet manager, is responsible for all aspects of our administration and operations.

•

Cost Efficient Vessel Operations. We believe that our Manager has developed a reputation as an efficient and dependable vessel manager that maintains high standards of operation, vessel technical condition, safety and environmental protection. We believe that by relying on the experience of our fleet manager, Brave Maritime, we will continue to contain our operating costs by making available to us the operating efficiencies and economies of scale enjoyed by Brave Maritime and by using Brave Maritime’s shipping experience in supervising the operations of the technical managers it employs for our fleet.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Strong Relationships with Customers and Financial Institutions. We believe our management team, Brave Maritime and the Vafias family, which has been active in the drybulk shipping market since 1987 and the tanker shipping market since 2000, have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. We believe our ability to attract high-quality charterers is a result of our focus on fulfilling our customers’ expectations for efficiency and reliability. Key to maintaining our relationships with these companies are high standards of safety and consistency of service.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by timing and structuring acquisitions of vessels and by reliably, safely and efficiently operating our vessels. We continuously evaluate purchase and sale opportunities, as well as employment opportunities for our vessels. Key elements of the above strategy are:

•

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical and condition assessment review of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made.

•

Optimize Charter Mix. In the current drybulk and tanker charter markets, we are mainly focusing on short to medium term charters of up to one or two years and spot voyages. As these charter markets change and we grow our fleet, we may continue to adjust our chartering strategy to include a higher percentage of time charters, including those with medium to longer term duration. We seek to charter our vessels to high quality charterers as we have done in the past such as commodities traders, industrial companies and oil producers.

•

Operate a High Quality Fleet. Our primary focus is the operation of drybulk carriers, currently in the handysize and larger classes, and tankers, currently in the Aframax size class of crude tankers, and we will also evaluate acquisition opportunities of high quality, vessels of any type as long as this investment is anticipated to yield attractive returns. As we grow our fleet in the future, we will potentially add vessels in these or other seaborne transportation sectors that we assess as exhibiting favorable market conditions. We believe that owning a high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•

Maintain Financial Flexibility. We may use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We intend to manage our balance sheet to maintain an adequate level of liquidity and actively assess the level and maturity profile of any debt we incur in light of the level of cash flow generated from our chartering strategy and our efficient operating cost structure. We do not currently have any outstanding indebtedness, and intend to maintain not more than a moderate level of indebtedness in the future to grow our fleet by pursuing selective acquisitions.

The Spin Off

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022. The Company was incorporated to serve as the holding company of two subsidiaries that were contributed by Imperial Petroleum to the Company in connection with the Spin-Off. Imperial Petroleum contributed these

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

subsidiaries to the Company prior to the Spin-Off, and, as the sole shareholder of the Company, distributed the Company’s common shares to stockholders of Imperial Petroleum, and, in accordance with the terms of Imperial Petroleum’s outstanding Warrants, such Warrant holders, on a pro rata basis on June 21, 2023. Our common shares are listed on the Nasdaq Capital Market under the trading symbol “CISS”. We and Imperial Petroleum are separate publicly traded companies with separate boards of directors and management, although, as of the date of this prospectus, some of the directors and officers of Imperial Petroleum hold similar positions at the Company.

The financial statements presented in this prospectus relate to the historical operations of the assets contributed to us and comprise our business after the Spin-Off. The historical financial statements included in this prospectus include:

(a)

the combined financial statements of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) for the period from March 12, 2021 (inception) to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., companies controlled by members of the Vafias family, were the vessel-owning companies of the two drybulk carriers that were acquired by Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively.

(b)

the consolidated financial statements of C3is Inc. and its subsidiaries Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. (the “Subsidiaries”) for the period from July 25, 2022 to December 31, 2022. Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. are the subsidiaries of Imperial Petroleum Inc. that acquired the two drybulk carriers that were subsequently contributed to us.

(c)	the unaudited interim condensed combined financial statements of C3is Inc. Predecessor for the six months ended June 30, 2022.

(d)	the unaudited interim condensed consolidated financial statements of C3is Inc. and its Subsidiaries for the six months ended June 30, 2023.

Corporate Information

C3is Inc. is a holding company existing under the laws of the Marshall Islands. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website is http://c3is.pro. The information on or linked to on our website is not a part of this prospectus.

Other Information

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Service of Process and Enforcement of Civil Liabilities” for more information.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” subject to reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. As a “foreign private issuer,” we are subject to different U.S. securities laws than U.S. domestic issuers. See “Where You can Find More Information.”

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Implications of Being an “Emerging Growth Company”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to present more limited financial data, including presenting only two years of audited financial statements in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002 (“Section 404”); and

•

our auditor not being required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the Spin-Off, such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our Common Shares less attractive. The result may be a less active trading market for our Common Shares, and the price of our Common Shares may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) December 31, 2028; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Issuer	C3is Inc.

Units Offered by Us	Up to Units on a best efforts basis, at an assumed public offering price of $ per Unit, which was the closing price of our common stock reported on the Nasdaq Capital Market on , 2023. Each Unit consists of one Common Share and one Class B Warrant to purchase one Common Share.

We are also offering to each purchaser, with respect to the purchase of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase one pre-funded warrant in lieu of one Common Share. Subject to limited exceptions, a holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one Common Share. The purchase price per pre-funded warrant will be equal to the price per share, minus $0.01, and the exercise price of each pre-funded warrant will equal $0.01 per share. The pre-funded warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the pre-funded warrants are exercised in full. This prospectus also relates to the offering of the Common Shares issuable upon exercise of the pre-funded warrants.

Terms of the Class B Warrants	Each Class B Warrant will entitle its holder to purchase one Common Share at an assumed exercise price of $ per share (100% of the public offering price of each Unit sold in this offering), subject to adjustment. The exercise price will be adjusted in certain circumstances, including in the event of a stock dividend, stock split, stock combination or pro rata distribution of certain assets by the Company to all holders of the Common Shares.

Each Class B Warrant will be immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date. This prospectus also relates to the offering of the Common Shares issuable upon exercise of the Class B Warrants. For further information regarding the terms of the Class B Warrants, please see the section titled “Description of Securities We Are Offering” in this prospectus.

Common Shares outstanding prior to this offering	7,947,681 Common Shares.

Common Shares outstanding after this offering	Common Shares if the Units are offered and sold at the maximum offering amount in the offering, at an assumed public offering price of $ per Unit, equal to the closing price of our Common Shares on the Nasdaq Capital Market on , 2023.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Use of Proceeds	We intend to use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, including for payment towards the $38.7 million remaining purchase price for the Aframax tanker we acquired in July 2023, or acquisitions of additional vessels which we have not yet identified, which may include vessels in seaborne transportation sectors other than the drybulk and tanker sectors in which we currently operate, working capital, or for other general corporate purposes, or a combination thereof. We expect that the net proceeds from the maximum offering amount of the sale of Units in this offering will be approximately $ million, net of the Placement Agent’s fees and other estimated offering expenses, based on an assumed offering price of $ per Unit. The expected net proceeds of the offering reflected above does not give effect to the exercise of any Class B Warrants issued in this offering. See “Use of Proceeds.”

Listing	Our Common Shares are listed on Nasdaq and began trading (regular way) on the Nasdaq Capital Market on June 22, 2023 under the symbol “CISS”. We do not intend to list the pre-funded warrants or Class B Warrants offered hereunder on any stock exchange. There are no established public trading markets for the pre-funded warrants or Class B Warrants, and we do not expect such markets to develop. Without an active trading market, the liquidity of the pre-funded warrants or Class B Warrants will be limited.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our securities.

The number of Common Shares to be outstanding after this offering is based on 7,947,681 Common Shares outstanding as of September 1, 2023 and excludes as of such date:

•

14,285,714 common shares issuable upon conversion of the 600,000 shares of Series A Convertible Preferred Stock which are convertible into our Common Shares at a conversion price currently equal to $1.05. The conversion price will be further adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including this offering. See “Description of Capital Stock—Series A Convertible Preferred Shares.”

•	4,765,000 common shares issuable upon the exercise of outstanding Class A Warrants with an exercise price of $1.05 per share.

•

common shares issuable upon the exercise of the pre-funded warrants or Class B Warrants issued as part of this offering at an assumed exercise price per Class B Warrant of $   per share (100% of the public offering price of each Unit sold in this offering).

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY FINANCIAL AND OTHER DATA

The following table presents certain summary historical financial and other operating data of C3is Inc. Predecessor, and selected consolidated financial and other operating data of C3is Inc. and its Subsidiaries. Imperial Petroleum acquired the two drybulk carriers owned by the vessel-owning subsidiaries of C3is Inc. from Vafias family interests on September 21, 2022 and October 19, 2022, respectively. C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022.

We have derived the historical financial data as of December 31, 2021, for the period from March 12, 2021 (date of inception) to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022 from the C3is Inc. Predecessor audited combined financial statements, which are included elsewhere in this prospectus. The selected historical financial data for the six months ended June 30, 2022 are derived from the unaudited interim condensed combined financial statements of C3is Inc. Predecessor. These historical combined financial statements were prepared on a combined basis from the historical financial data of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., which entities were formerly owned by Vafias family interests, until their sale and delivery to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, for the periods presented.

We have derived the historical consolidated financial data as of December 31, 2022 and for the period from July 25, 2022 to December 31, 2022 from the C3is Inc. audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated financial data for the six months ended June 30, 2023 has been derived from the unaudited interim condensed consolidated financial statements of C3is Inc.. These consolidated financial statements were based on the accounts of C3is Inc. and its wholly owned subsidiaries, which were prepared using the historical carrying costs of the assets and the liabilities of the subsidiaries from their dates of incorporation.

The combined financial statements of C3is Inc. Predecessor, as well as the consolidated financial statements of C3is Inc. included in this prospectus have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The data set forth below should be read in conjunction with these financial statements, related notes and other financial information included elsewhere in this prospectus.

	Period from March 12, 2021 (inception) to December 31, 2021 (Predecessor)	Period from January 1, 2022 to October 18, 2022 (Predecessor)	Period from July 25, 2022 to December 31, 2022	Six-month period ended June 30,
				2022 Unaudited (Predecessor)	2023 Unaudited
Statement of Operations Data
Revenues	6,272,431	12,847,729	3,287,101	6,698,342	4,855,097
Voyage expenses	(365,339)	(663,064)	(497,672)	(548,886)	(458,627)
Vessel operating expenses	(1,543,278)	(2,403,686)	(896,272)	(1,562,548)	(1,870,172)
Dry-docking costs	(138,780)	(799,333)	(584,355)	(709,698)	(174,149)
Depreciation	(441,749)	(479,171)	(557,974)	(479,171)	(1,340,128)
Management fees – related party	(94,160)	(189,640)	(77,440)	(104,280)	(159,280)
General and administrative expenses	(35,021)	(2,397)	(121,327)	—	(465,267)
Gain on vessel sale	—	9,268,610	—	—	—
Income from operations	3,654,104	17,579,048	552,061	3,293,759	387,474
Interest and finance costs	(45,623)	(194,633)	(116)	(108,464)	(729)
Interest income	—	59,716	—	331	—
Foreign exchange gain/ (loss)	219	15,221	(359)	5,844	1,380
Net income	3,608,700	17,459,352	551,586	3,191,470	388,125

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of December 31, 2021 (Predecessor)	As of December 31, 2022	As of June 30, 2023
Balance Sheet Data
Cash and cash	18,992	—	5,000,000
Current assets	4,626,415	1,023,520	6,409,557
Vessels, net	11,233,405	38,836,151	37,496,023
Total assets	16,359,820	39,859,671	43,905,580
Current liabilities	1,320,646	965,466	1,339,000
Total liabilities	7,608,786	965,466	1,339,000
Total stockholders’ equity/Net former parent Investment	8,751,034	38,894,205	42,566,580

	Period from March 12, 2021 (inception) to December 31, 2021 (Predecessor)	Period from January 1, 2022 to October 18, 2022 (Predecessor)	Period from July 25, 2022 to December 31, 2022	Six-month period ended June 30,
				2022 Unaudited (Predecessor)	2023 Unaudited
Cash Flow Data
Net cash (used in)/ provided by operating activities	(12,078)	9,011,772	1,051,506	1,533,921	1,694,917
Net cash (used in)/ provided by investing activities	(11,635,335)	4,353,867	(39,394,125)	(15,978,923)	—
Net cash provided by financing activities	12,421,034	9,356,500	38,342,619	16,186,500	3,305,083

Other Data

	Period from March 12, 2021 (inception) to December 31, 2021 (Predecessor)	Period from January 1, 2022 to October 18, 2022 (Predecessor)	Period from July 25, 2022 to December 31, 2022	Six-month period ended June 30,
				June 30, 2022 (Predecessor)	June 30, 2023
Fleet Data
Average number of vessels (1)	0.77	1.49	1.74	1.31	2.00
Total voyage days for fleet (2)	275	390	138	236	362
Total time charter days for fleet (3)	275	369	131	191	326
Total spot market days for fleet (4)	—	20	5	45	36
Total calendar days for fleet (5)	281	431	176	236	362
Fleet utilization (6)	97.9%	90.5%	78.4%	100.0%	100.0%
Fleet operational utilization (7)	97.9%	85.8%	75.6%	81.0%	90.1%
Average Daily Results
Adjusted average charter rate (8)	21,480	31,243	20,213	26,057	12,145
Vessel operating expenses (9)	5,492	5,577	5,092	6,621	5,166
General and administrative expenses (10)	125	6	689	—	1,285
Management fees (11)	335	440	440	442	440
Total daily operating expenses (12)	5,617	5,583	5,781	6,621	6,451

(1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)

Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)

Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

(8)

Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenue net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of Time charter equivalent revenues and adjusted average charter rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters. Reconciliation of Time charter equivalent revenues as reflected in the consolidated statements of operations and calculation of adjusted average charter rate follow:

	Period from March 12, 2021 (inception) to December 31, 2021 (Predecessor)	Period from January 1, 2022 to October 18, 2022 (Predecessor)	Period from July 25, 2022 to December 31, 2022	Six-month period ended June 30,
				2022 (Predecessor)	2023
Revenues	6,272,431	12,847,729	3,287,101	6,698,342	4,855,097
Voyage expenses	(365,339)	(663,064)	(497,672)	(548,886)	(458,627)

Time charter equivalent revenues	5,907,092	12,184,665	2,789,429	6,149,456	4,396,470
Total voyage days for fleet	275	390	138	236	362

Average Time charter equivalent daily rate	21,480	31,243	20,213	26,057	12,145

(9)

Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our securities. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our securities. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and price of our securities. The following risk factors describe the material risks that are presently known to us.

Risk Factors Summary

Risks Related to our Industry

•

The cyclical nature of the demand for seaborne transportation of drybulk commodities and crude oil may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•

Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanctions, which may interfere with the operation of our vessels.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

Risks Related to our Business

•	The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

•

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•	Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

•

The market values of our vessels may decrease, which could cause us to breach covenants in our future loan agreements, and could have a material adverse effect on our business, financial condition and results of operations.

•	As our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from top-tier charterers.

•

If we incur impairment charges due to the value of our vessels declining below their book value or sell vessels in such circumstances the sale may be for less than the vessel’s carrying value, which would result in a reduction in our profits.

•	We depend on our manager, Brave Maritime, to operate our business.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

Risks Related to an Investment in a Marshall Islands Corporation

•

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act, and it may be difficult to enforce service of process and judgments against us and our officers and directors.

Risks Related to our Common Shares and this Offering

•

You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred stock or other securities, including upon conversion of our Series A Convertible Preferred Shares and exercise of our outstanding warrants. We expect equity financings to be a significant component of the financing for our fleet growth plan, including to finance the remaining purchase price obligation for our Aframax tanker.

•	We have broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you disagree.

•

The Class B Warrants and pre-funded warrants are speculative in nature and purchasers of our Class B Warrants will not have any rights of Common Shareholders until such Class B Warrants or pre-funded warrants are exercised.

Risks Related to our Industry

Charter rates for dry bulk vessels are volatile and may decrease in the future, which may adversely affect our earnings and our financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened and stood at the lows for the year at the end of December 2022, and had declined further to 1,065 on September 1, 2023. Average handysize drybulk carrier spot rates ranged in 2022 from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022, and stood at $9,917 per day on September 1, 2023.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•	supply of and demand for energy resources and commodities

•	the COVID-19 pandemic and related factors;

•

global and regional economic and political conditions, including weather, natural or other disasters (including the COVID-19 pandemic), armed conflicts (including the Ukraine conflict), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;

•	natural disaster and weather;

•	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	the COVID-19 pandemic and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for tankers in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our tanker and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our tanker profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tanker, and any additional tankers we acquire, will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our crude oil transportation services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business and results of operations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Our financial results and operations may be adversely affected by health crises, such as the COVID-19 pandemic, and related governmental responses.

From the beginning of calendar year 2020 into early 2023, the COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures such as lockdown measures. These measures, which have since been relaxed, negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. Companies, including us, also took precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to health crises, including our crews which travel to ports throughout the world, as well as our shore-based personnel.

Measures against COVID-19 restricted crew rotations on our vessels, and , as a result, we experienced disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations leads to issues with crew fatigue, which can result in delays or other operational issues. Health crises could lead to increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment, and compensation for crew. The impact of COVID-19 also resulted in periodic reduction of industrial activity globally with temporary closures of factories and other facilities, labor shortages and restrictions on travel on a regional basis, depending on the spread of COVID-19 in each particular geography, which impacted demand for some cargoes at times in recent years.

Future health crises may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well- being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

While currently the COVID-19 pandemic has ceased to significantly impact our business, the occurrence of any of the foregoing events in connection with future health crises, including any significant resurgence of COVID-19, could have a material adverse effect on our business, results of operations, cash flows, financial condition, and value of our vessels.

Global economic conditions may negatively impact the shipping industry.

The world economy is currently facing a number of ongoing challenges, including as a result of recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, North Africa and Ukraine, and lingering impacts of the COVID-19 pandemic in certain regions, including China where its zero COVID policy restrictions were only lifted earlier this year. The periodic weaknesses in the global economy in recent years have caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

The U.K. formally exited the EU on January 31, 2020 (informally known as “Brexit). On December 24, 2020, the U.K. and EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was entered into force on May 1, 2021 following ratification by the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the U.K. and in wider European markets for some time. Brexit’s long-term effects will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls of other EU member states’ governments to consider withdrawal. These developments and uncertainties, or the perception that they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. The foregoing factors could depress economic activity and restrict our access to capital, causing a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Port calls in China represented 11% and 6% of our worldwide port calls in 2021 and 2022, respectively, and revenues from Chinese charterers represented less than 10% of our revenues in 2021 and 2022, respectively. During the first six months of 2023, there were no port calls in China and no revenues from Chinese charterers. We expect that a substantial portion of our business will continue to involve port calls in China or Chinese counter parties. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

While global economic conditions have generally improved, relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk, tankers and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk and tanker vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

An over-supply of drybulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk vessels had increased due to the high level of new deliveries in recent years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017, before declining to more moderate levels of newbuilding deliveries. In addition, the drybulk newbuilding orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of drybulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	number of new vessel deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	vessels’ average speed;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

If drybulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion, or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical because of the many conditions and events that affect the supply, price, production and transport of oil, including:

•	increases and decreases in the demand and price for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	natural catastrophes;

•	terrorist acts;

•	weather; and

•	changes in seaborne and other transportation patterns.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline or remain at low levels, as they did from the second half of 2020 until the third quarter of 2022, due to the worldwide turbulence caused by COVID-19 pandemic which resulted in demand for oil and oil products to decline.

An over-supply of tankers may lead to a reduction in charter rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings. While currently the orderbook for tankers is at low levels compared to historical standards, if the capacity of new tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of tanker capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our tankers may have a material adverse effect on our results of operations.

The market value of drybulk and tanker vessels is highly volatile, and the market values of our vessels may decline and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under loan agreements.

The market value of our vessels may fluctuate significantly, and experienced significant declines during the economic crisis. Currently tanker values are at relatively high levels, but until the second half of 2022 were at relatively low levels for most of the period since the financial crisis in 2008. Drybulk carrier values are currently at relatively low levels, after recent highs from late 2020 through the latter part of 2022, and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry, and the drybulk or tanker industry, as applicable, in particular;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for new-buildings;

•	environmental and other regulations;

•	supply and demand for drybulk cargoes, in the case of our drybulk vessels;

•	the prevailing level of drybulk carrier charter rates, in the case of our drybulk vessels;

•	supply and demand for oil, in the case of our tanker;

•	the prevailing level of crude oil tanker rates, in the case of our tanker; and

•	technological advances.

If we sell vessels, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our potential loan agreements and we may not be able to refinance our debt or obtain additional financing or, if instituted, pay dividends. If we are unable to pledge additional collateral, our potential lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, or other affiliated entities, including Stealth Maritime, StealthGas or Imperial Petroleum, are rated low or otherwise perform poorly on RightShip evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more vessels occurring over time. For instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all. Non-compliance by us, either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection, and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Our vessels are not retrofitted with scrubbers and need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable; we would then be in violation of covenants in our insurance contracts, and any future loan agreements or other financing arrangements. This would adversely impact our operations and revenues.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with scrubbers under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Brave Maritime.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

The operation of drybulk vessels has particular operational risks.

The operation of drybulk vessels has certain unique risks. With a drybulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in drybulk vessels may lead to the flooding of the vessels’ holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our drybulk vessels and other vessels we may acquire, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, the conflict in Ukraine may increase the risk that our vessels may suffer damages or face unexpected repair costs, and increase the cost of war risk insurance premiums. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade at high levels. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk carrier and tanker markets and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

Political uncertainty and an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. U.S. President Biden has stated that there are no immediate plans to cancel the Phase One Deal, but the administration is expected to make changes to the U.S.-China tariff policies.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

There is no certainty that the de-escalation of the trade war between the U.S. and China will continue and there is no certainty that additional tariffs will not be imposed by the U.S. or China. Should the de-escalation of the trade war discontinue or an increase in trade barriers or restrictions on trade occur or be perceived to become likely, such events may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the United States Coast Guard (“USCG”) issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us. Changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, financial condition, cash flows, results of operations and our ability to pay dividends.

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential challenges for crew availability due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew, the Company’s vessels currently do sail in the Black Sea and the Company otherwise conducts limited operations in Russia and Ukraine, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call in ports in certain geographic areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Iran, Syria and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors.

Non-U.S. companies continued to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA were re-imposed.

The U.S. government’s primary Iran sanctions have remained largely unchanged, including during the period from the JCPOA Implementation Day to the re-imposition of secondary sanctions in 2018, and as a consequence, U.S. persons also continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.

We believe all of our vessels port calls have been made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations, and sanctions imposed by different countries conflict to some extent, and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we, or our affiliates, do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia and regions of Ukraine.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

A cyber-attack could materially disrupt our business.

Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we may pay to our shareholders. For example, the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related To Our Business

Our fleet consists of two drybulk carriers and one Aframax tanker. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our fleet consists of two Handysize drybulk carriers and one Aframax tanker. Unless and until we identify and acquire additional vessels, we will depend upon these three vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations financial condition could be materially adversely affected.

In addition, due to the relatively small size of our fleet we may face additional difficulty arranging debt financing from lenders to fund the expansion of our fleet, or refinance then existing debt upon maturity or otherwise, on favorable terms or at all and achieving acceptance from top tier charterers, which increasingly seek to do business with established shipping companies with substantial resources.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk carrier sector of the shipping industry or the condition of the crude tanker sector of the shipping industry, as applicable, and the overall financial condition of the counterparties, all of which may continue to be negatively impacted by the COVID-19 pandemic and related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

Employment of our vessels on time or bareboat charters may prevent us from taking advantage of rising spot charter rates.

The spot market for drybulk carriers may fluctuate significantly based upon drybulk carrier supply and demand and the spot market for Aframax tankers may fluctuate significantly based upon tanker supply and demand. The factors affecting supply and demand for drybulk carriers and Aframax tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We currently have both of our drybulk vessels under time charter employment of short duration and our tanker operating in the spot market. We expect that we will continue to seek to employ vessels in the spot market, if market conditions seem favorable. If we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of September 1, 2023, our drybulk Handysize vessels were under time charter contracts expiring in the third and fourth quarter of 2023, and our crude oil tanker was operating in the spot market. We will be exposed to prevailing charter rates in the drybulk carrier and crude oil tanker sectors, as applicable, when our vessels existing charters expire, and in the future to the extent the counterparties to our fixed-rate time or bareboat charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers, due to the small size of our fleet, for our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since our vessels, which have an average age of 13.1 years as of September 1, 2023, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. Competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.

The aging of our fleet may result in our vessels being less attractive to charterers and in increased operating costs in the future, which could adversely affect our earnings.

Our fleet’s average age, which as of September 1, 2023 was approximately 13.1 years, and equals the average age of our drybulk carriers and our tanker vessel, respectively. These are above the average age of the drybulk and tanker carrier fleet, respectively, and as our vessels age we may have difficulty competing with younger, more technologically advanced drybulk carriers and crude oil tankers, as applicable, for charters from

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

top-tier charterers. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly more creditworthy charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of September 1, 2023, the vessels in our fleet had an average age of approximately 13.1 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

We will need to obtain substantial additional funds for the remaining purchase price obligation for our Aframax tanker.

We expect to finance the $38.7 million remaining acquisition consideration for our Aframax tanker, which is payable by July 14, 2024, with cash on hand, cashflow from operations and possibly the incurrence of senior secured bank debt. Financing this amount will, in addition to requiring that we dedicate a significant portion of our cash from operations, likely require us to raise additional amounts from issuances of our securities or bank borrowings which we would need to seek to arrange. If financing is not available when needed, including potentially through equity financings or bank borrrowings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations.

Our future financing arrangements may contain, restrictive covenants that may limit our liquidity and corporate activities.

We expect our future financing arrangements may, impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Our future credit facilities will require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. As a result of the restrictions in our future financing arrangements we may enter into with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and security coverage requirement, could lead to defaults under our secured loan agreements. Our lenders could then

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

The market values of our vessels may decrease, which could cause us to breach covenants in our future credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our future credit facilities, which will be secured by liens on our vessels, will likely contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we may be required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of drybulk carriers and tankers is sensitive to, among other things, changes in the drybulk carrier and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk carrier charter rates or tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates coupled with the difficulty in obtaining financing for vessel purchases have adversely affected drybulk carrier and tanker values in the recent past. A return of these conditions could lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements which would adversely affect our financial results and could further hinder our ability to raise capital.

A failure to comply with our future covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, or other Environmental Social Governance (ESG) standards required by lenders or investors, the availability and cost of bank financing for such vessels may be adversely affected.

A significant increase in our debt levels may adversely affect us and our cash flows.

We do not currently have any outstanding indebtedness, however, we may incur indebtedness in connection with financing the remaining purchase price for our Aframax tanker, which is payable by July 14, 2024, and any further expansion of our fleet, and possibly to refinance our existing vessels with debt secured by such vessels.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

An increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any further increases in interest rate levels, which have in the last couple of years increased significantly from historically low levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, we expect to incur secured debt. We would then have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness would expose us to increased risks if the demand for seaborne transportation of drybulk cargoes and/or crude oil decreases and charter rates and vessel values are adversely affected.

We expect to be exposed to volatility in interest rates

We expect debt we incur in the future will be advanced at a floating rate, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, interest rate benchmarks, including SOFR, have increased significantly. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our future credit facilities which may be advanced at floating rates. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate.

In addition, we may enter in the future into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial condition or results of operations.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During the period ended December 31, 2021 and the year ended

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

December 31, 2022, we experienced increases in vessel operating expenses due to increased costs for crew, due largely to the effects of the COVID-19 pandemic, as well as moderate increases in spares and stores in 2022 compared to 2021, which costs generally continued to increase in the second half of 2022, before such cost increases stabilized in late 2022 and have remained stable up until June 30, 2023. In an inflationary environment such as the current economic environment, depending on the drybulk industry, the tanker industry and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Inflation.”

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses is incurred in Euros, and we also incur executive compensation expense in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with Brave Maritime.

Brave Maritime serves as our commercial and technical manager for the vessels in our fleet. We are accordingly dependent upon our fleet manager, Brave Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of drybulk carriers and tankers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Brave Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Brave Maritime if it defaults on its obligations to us, you would have no recourse against Brave Maritime. In addition, in such a case or if our management agreement were to be terminated we might not be able to find a replacement manager on terms as favorable as those currently in place with Brave Maritime.

Further, we expect that we will need to seek approval from our lenders under any future financing arrangements we enter into to change our manager. In addition, if Brave Maritime, Stealth Maritime or their affiliates suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU or other sanctions, involving ships managed by Brave Maritime or their affiliates whether or not owned by us, it may harm the ability of our company or our subsidiaries to successfully compete in our industry.

Management fees are payable to our Manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our Management Agreement, we pay our manager a daily ship management fee of $440 per day per vessel for providing commercial, technical and administrative services (see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Fees” for more information). In addition, we pay our manager certain commissions and fees with respect to vessel

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The expiration date of the Management Agreement with our manager is December 31, 2026.

Since our manager, Brave Maritime, is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our manager that could have a material adverse effect on us.

We would be materially adversely affected if our manager becomes unable or unwilling to provide services for our benefit at the level of quality they have provided such services to our vessels in the past and at comparable costs as are currently in effect, which are the same as they have charged with respect to our vessels while owned by Imperial Petroleum prior to the Spin-Off. If we were required to employ a ship management company other than our manager, we cannot offer any assurances that the terms of such management agreements and results of operations would be equally or more beneficial to us in the long term.

Our manager’s ability to render management services depends in part on its own financial strength. Circumstances beyond our control could impair Brave Maritime’s financial strength, and because it is a privately held company, information about its financial strength is not publicly available. As a result, our shareholders and we might have little advance warning of financial or other problems affecting our manager even though their financial or other problems could have a material adverse effect on our shareholders and us.

Our management team has limited experience running a public company, and no member of the Vafias family which founded our predecessor and our manager, will be an officer of our company and this may impact the performance of our business and our ability to obtain financing.

While our CEO, Dr. Diamantis Andriotis, has been actively involved in the management and operation of vessels for several years as an employee of Vafias family interests, he has not had prior experience as a CEO of a public company. Our CFO, Nina Pyndiah, has been the internal auditor of StealthGas Inc. since 2006, and has not had prior experience as the CFO or executive officer of a public company. Mr. Harry Vafias, the Chairman, President and Chief Executive Officer of Imperial Petroleum and a member of the Vafias family who founded Brave Maritime, will not be engaged in the day-to-day operation of our company as an officer. Dr. Diamantis Andriotis relies on the experience of Brave Maritime for the management of our vessels, as well as the advice and oversight of the Board of Directors, in his role as our CEO.

The inexperience of our management with operating a public company and the limited involvement of the Vafias family, which has long-standing relationships with lenders and other financing sources in the shipping industry, may make it more difficult for us to obtain bank debt and other financing to fund our operations and growth.

Certain companies affiliated with us and our management manage and own vessels that may compete with our fleet.

Entities affiliated with other members of the Vafias family own vessels that operate in various sectors of the shipping industry, including a number of drybulk carriers and tankers. Accordingly, it is possible that Imperial Petroleum, StealthGas, Stealth Maritime, Brave Maritime or other companies affiliated with the Vafias family or Brave Maritime may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interests may have an adverse effect on our business and your interests as stockholders.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Brave Maritime, a company controlled by members of the Vafias family, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. Brave Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Brave Maritime. In July 2023, we agreed to acquire our Aframax tanker from Imperial Petroleum. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

As our fleet grows in size, we will have to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

As we expand our fleet, we and Brave Maritime will have to invest considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels. In addition, as we expand our fleet, we will have to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. Brave Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Brave Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of any newbuilding or secondhand vessels we agree to acquire could harm our operating results.

Delays in the delivery of any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as COVID-19 or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base; and

•	obtaining required financing.

Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Dr. Diamantis Andriotis and our Chairman, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Brave Maritime, our fleet manager. Our success depends upon our and Brave Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Brave Maritime, our fleet manager, although under our management agreement with Brave Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not maintain “key man” life insurance on any of our officers.

The international drybulk and tanker shipping industries are highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo and crude oil by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk and tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues.

Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of September 1, 2023, the average age of the vessels in our fleet was approximately 13.1 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the sales prices may not equal and could be less than their carrying values at that time and thereby negatively affect our profitability.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with insurance carriers that also provide insurance coverage for ships owned by affiliated entities, including StealthGas, Imperial Petroleum and private Vafias family interests. Accordingly, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships. We also maintain directors and officers liability insurance with insurance carriers that also provide similar insurance coverage for affiliated entities including StealthGas and Imperial Petroleum, and any claims under such insurance policies could impact the cost of premiums and availability of our directors and officers insurance.

In addition, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments, if any.

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may be subject to lawsuits for damages and penalties.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial conditions.

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us, some of which can conflict with one another, as is the case, for instance, with certain sanctions issued by U.S., E.U. and U.K., or campaigns by interest group organizations such as United Against Nuclear Iran (UNAI). These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition, detecting, investigating and resolving such cases of actual or alleged violations may be expensive and time consuming for our senior management.

Our vessels made three voyages in 2022 and four voyages during the six months period ended June 30, 2023 carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Furthermore, if ships managed by Brave Maritime or Stealth Maritime, including those not owned by us, and ships owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were deemed to have violated sanctions or other laws and regulations, we could face similar consequences, including an inability to charter, insure or sell our ships, access our bank accounts or have our assets frozen, if we, such affiliated entities or our ships are blacklisted by authorities.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, beginning with the second such annual report on Form 20-F after the Spin–Off Distribution, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Risks Related to Taxation

If we were to be subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of our net income and cash flows, including cash available for dividend payments. Under current Marshall Islands law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our stockholders, other than stockholders ordinarily resident in the Republic of the Marshall Islands, if any. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our manager is located in Greece, we will have to pay these duties. Our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees, including changes or increases in the current tonnage tax.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

We may have to pay tax on United States-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, we and our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as “primarily and regularly traded” on an established securities market in the United States. Our common shares will be so treated if (i) the aggregate number of our common share traded during such year on an established securities market in the United States exceeds the aggregate number of our common shares traded during that year on established securities markets in any other single country, (ii) either (x) our common shares are regularly quoted during such year by dealers making a market in our shares or (y) trades in our common shares are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our common shares traded on an established securities market in the United States during such year equals at least 10% of the average number of our common shares outstanding during such taxable year and (iii) our common shares are not “closely held” during such taxable year. For these purposes, our common shares will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our common shares, own, in the aggregate, 50% or more of our common shares, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the common shares in the closely-held block are owned, directly or indirectly, by

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of common shares. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

In the future it may be the case that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our common shares own, in the aggregate, 50% or more of our common shares. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our common shares were owned or treated as owned by “qualified shareholders” so it could not be the case that, for more than half of the days in the taxable year, the common shares in the closely-held block not owned or treated as owned by qualified shareholders represented 50% or more of our common shares. For these purposes, a “qualified shareholder” includes an individual that owns or is treated as owning common shares and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified shareholder.

If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flow.

We could become a “passive foreign investment company,” which would have adverse United States federal income tax consequences to U.S. Holders and, in turn, us.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the United States Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

On the basis of the foregoing assumptions, we do not believe that we were a PFIC for our 2022 taxable year, and we do not expect to be a PFIC for the current taxable year. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2022. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2022 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2022, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2022 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of U.S. Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common shares. Similar rules would apply to holders of our Class B Warrants or pre-funded warrants. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common shares by United States stockholders, which could lower the price of our common shares and adversely affect our ability to raise capital.

The United States federal income taxation of the pre-funded warrants is uncertain.

We and holders of our pre-funded warrants may have to take positions that are not yet settled under current U.S. federal income tax law with respect to the pre-funded warrants. In particular, the precise application of the Code section 883 exemption and the PFIC rules to the pre-funded warrants is unclear. The IRS may disagree with the positions taken by the Company, which could result in adverse U.S. federal income tax consequences for us and our stockholders, including holders of the pre-funded warrants. Prospective investors are urged to consult their personal income tax advisers in this regard.

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that we will only have two members on our

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

audit committee whereas a domestic U.S. company would be required to have three members on its audit committee and a board of directors composed of two independent and two non-independent directors, whereas a domestic U.S. public company would be required to have a majority of independent members. In lieu of obtaining shareholder approval prior to the issuance of certain designated securities issuances, the Company will comply with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances. To the extent we rely on these or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

We are a Marshall Islands company, and our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.

Risks Relating To Our Common Shares

Prior to the Spin Off, our common shares were never publicly traded. An active trading market that will provide you with adequate liquidity for our common shares may not develop.

There is a limited public market for our common shares and an active and liquid trading market for our common shares may not develop on Nasdaq. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our common shares or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our common shares, may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile.

There can be no assurance that an active trading market for our common shares on either Nasdaq or any other exchange will develop. If an active and liquid trading market does not develop, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-incorporated company, there is currently no analyst coverage of the Company. The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

You may experience future dilution as a result of future equity offerings, which we expect to be a significant component of the financing for the planned expansion of our fleet, and other issuances of our common shares, preferred shares or other securities, including common shares issued upon conversion of our Series A Convertible Preferred Shares and exercise of our outstanding warrants.

In order to raise additional capital, including to fund the remaining purchase price obligation for our recently-acquired Aframax tanker and support our further growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional common shares, preferred shares, or other securities convertible into or exchangeable for our common shares, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our common shares, preferred shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect that such issuances or sales may have on the market price of our common shares. The issuance and sale of substantial amounts of common shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common shares.

As a result of the Spin-Off, Imperial Petroleum owns 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000, that currently are convertible into our common shares at a conversion price of $1.05. The conversion price of the Series A Convertible Preferred Shares will be adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including this offering. As a result, we may issue a significantly larger number of common shares upon conversion of the Series A Convertible Preferred Shares if we have sold shares of common stock at a lower price per share in a registered offering of common stock. The issuance of such common shares upon conversion of the Series A Convertible Preferred Shares could result in substantial dilution to investors in our common stock if the conversion price at the time of conversion of Series A Convertible Preferred Stock is lower than the price per share of common stock paid by investor. We also have Class A Warrants outstanding that are excisable for 4,765,000 of our common shares at an exercise price of $1.05 per share.

We cannot assure you that we will be able to make future sales of our common shares, preferred shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional common shares, preferred shares or other securities, including upon conversion of our Series A Convertible Preferred Shares or exercise of our outstanding warrants, could adversely impact the trading price of our common shares.

The market price of our common shares may be subject to significant fluctuations.

The market price of our common shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry, and the drybulk carrier and tanker sectors in particular;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The international drybulk and tanker shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for drybulk and tanker shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares.

We may fail to meet the Nasdaq continuous listing criteria and Nasdaq may delist our common stock from its exchange, which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

We received written notification from Nasdaq, dated August 24, 2023, indicating that because the closing bid price of our common stock for 30 consecutive business days, from July 13, 2023 through August 23, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Minimum Price Requirement”). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or February 20, 2024. In order to regain compliance, our common stock would need to maintain a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days prior to February 20, 2024. On September , 2023, the closing price of our common stock reported on the Nasdaq Capital Market was $ . In the event we have not regained compliance by that date, we expect to apply for an additional 180-day compliance period with respect to the minimum bid price requirement. To be eligible for the extension, we also intend to provide written notice of our intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary.

However, even if we receive the additional compliance period, we may still be unable to meet the minimum bid price requirement within that additional 180-day period, we may be unable to complete a reverse stock split, if necessary, and we may be unable to meet other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our common stock, in which case our common stock could be delisted. If our common stock were to be delisted, the liquidity of our common stock would be adversely affected, and the market price of our common stock could decrease. In addition, the delisting of our common stock from a national exchange would have a material adverse effect on our access to capital markets, and any limitation on market liquidity or reduction in the price of our common stock as a result of that delisting could materially adversely affect the Company’s ability to raise capital on terms acceptable to the Company, or at all.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

As the trading price of our common stock and the trading price of the securities of companies involved in the shipping industry continue to experience volatility, we cannot guarantee that we will continue to be compliant with the applicable Nasdaq continuous listing requirements. To the extent that we were to fall out of compliance with these Nasdaq requirements in the future, we intend to take any additional steps necessary to regain compliance, including but not limited to, conducting a reverse stock split.

If we are unable to regain compliance, our common stock may be suspended or delisted at the discretion of Nasdaq. If a suspension or delisting of our common stock were to occur, there would be significantly less liquidity in the suspended or delisted common stock. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. There can be no assurance that we will regain compliance with the minimum bid price requirement and, if we regain compliance, there can be no assurance that we will maintain compliance in the future.

In addition, if the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our common shares.

Our amended and restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

Our amended and restated articles of incorporation and amended and restated bylaws contain certain anti-takeover provisions. These provisions will include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Imperial Petroleum will be able to exert considerable control over matters on which our shareholders are entitled to vote.

In connection with the contribution of the vessels comprising our initial fleet to us by Imperial Petroleum and $5,000,000 in working capital in connection with our Spin-Off, we issued 600,000 Series A Convertible Preferred Shares to Imperial Petroleum. These Series A Convertible Preferred Shares vote with our common shares and each Series A Preferred Share entitles the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30, subject to certain limitations that will prevent the Imperial Petroleum from exercising more than 49.99% of the aggregate voting power derived from any voting security then held by the Imperial Petroleum on any matter put to shareholders. While the Imperial Petroleum has no agreement, arrangement or understanding relating to the voting of the Series A Convertible Preferred Shares, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Imperial Petroleum continues to own a significant amount of our equity, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Imperial Petroleum may be different from your interests.

Our common shares rank junior to the Series A Convertible Preferred Shares with respect to dividends and amounts payable in the event of our liquidation.

Our common shares rank junior to our Series A Convertible Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Convertible Preferred Shares for all past completed dividend periods, no dividends may be declared or paid on our common shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common shares until we have paid to holders of our Series A Convertible Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends. Accordingly, the Series A Convertible Preferred Shares may adversely affect the market price of the common shares. In addition, the Series A Convertible Preferred Shares are convertible into our common shares, at a conversion price equal to $1.05, which will be further adjusted to the lowest price per share sold in a registered public offering, including this offering.

Risk Factors Relating To The Spin-Off

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Imperial Petroleum, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq requirements.

We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

prove not to be accurate, and accordingly, the historical combined financial data presented in this prospectus forms a part should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may have difficulty operating as an independent, publicly traded company.

We may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider Imperial Petroleum organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Imperial Petroleum.

There is a risk that, by separating from Imperial Petroleum, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Imperial Petroleum organizational structure. As part of Imperial Petroleum, we were able to enjoy certain benefits from Imperial Petroleum’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with Imperial Petroleum’s other businesses. As an independent, publicly traded company, we will not have similar available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from Imperial Petroleum.

The loss of financial support from Imperial Petroleum could harm our ability to meet our capital needs. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Imperial Petroleum. However, given the smaller relative size of our company as compared to Imperial Petroleum after the spin-off, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Imperial Petroleum. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from Imperial Petroleum.

As a newly-incorporated company, we may not have the surplus or net profits required by law to pay dividends.

We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. As of the date of this prospectus, we did not have any outstanding debt or loan agreements, however, any future loan agreement either for the financing of existing vessels in our fleet or any vessel acquisitions may limit the amount of dividends we can pay under some circumstances.

The declaration and payment of any dividends on our common shares or Series A Convertible Preferred Shares will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and tanker shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, or our Board of Directors may determine to not declare any dividends for the foreseeable future.

Our ability to seek a claim against Imperial Petroleum for potential liabilities relating to the operation of the vessels comprising our fleet prior to our separation from Imperial Petroleum and the Spin-Off may be limited.

In connection with the contribution to us by Imperial Petroleum of the subsidiaries that own the vessels comprising our fleet, we agreed to acquire the vessels in “as is”, “where is” condition and Imperial Petroleum will not be obligated to indemnify us for any claims made against us that arise out of or relate to the operation of the vessels comprising our fleet prior to the Spin-Off. Although we may be able to seek recourse against Imperial Petroleum in connection with claims relating to operation of the vessels comprising our fleet prior to our separation from Imperial Petroleum and the Spin-Off, there can be no assurance that such efforts would be successful. Any liabilities relating to such claims may be significant and could negatively impact our business, financial condition, cash flows and results of operations. See “Certain Relationships and Related Party Transactions – Contribution and Distribution Agreement.”

Certain of our directors and executive officers are director and/or executive officers of Imperial Petroleum and own shares of Imperial Petroleum common stock, which could cause conflicts of interests.

The interests of our President and Chief Executive Officer, Non-Executive Chairman and other directors and officers in Imperial Petroleum common stock and the presence of certain of Imperial Petroleum’s executives and directors on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Imperial Petroleum that could have different implications for Imperial Petroleum than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning Imperial Petroleum common stock or our directors being an executive officer and/or director of Imperial Petroleum. We have, however, adopted a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons.

Risks Relating to this Offering

We have broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you disagree.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our securities. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and cash flows, and cause the price of our securities to decline. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The Class B Warrants and pre-funded warrants are speculative in nature and purchasers of our Class B Warrants will not have any rights of Common Shareholders until such Class B Warrants or pre-funded warrants are exercised.

The Class B Warrants and pre-funded warrants offered hereby do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

right to acquire Common Shares at a fixed price. Specifically, commencing on the date of issuance, holders of the Class B Warrants and pre-funded warrants may acquire the Common Shares at an assumed exercise price of $     per Common Share for each Class B Warrant (100% of the public offering price of each Unit sold in this offering) and at an exercise price of $0.01 per Common Share for each pre-funded warrant. Moreover, following this offering, the market value of the Class B Warrants and pre-funded warrants is uncertain and there can be no assurance as to the market value of the Class B Warrants and pre-funded warrants.

There is no public market for the Class B Warrants or pre-funded warrants being offered in this offering and we do not expect one to develop.

There is presently no established public trading market for the Class B Warrants or pre-funded warrants being offered in this offering and we do not expect a market to develop. In addition, we do not intend to apply to list the Class B Warrants or pre-funded warrants on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of the Class B Warrants and pre-funded warrants will be limited.

Holders may be subject to tax if we make or fail to make certain adjustments to the exercise price of the Class B Warrants even though holders do not receive a corresponding cash distribution.

The exercise price of the Class B Warrants is subject to adjustment in certain circumstances, including the payment of cash dividends to holders of the Common Shares. See “Description of the Securities We Are Offering—Class B Warrants.” If, as a result of an adjustment, a holder’s interest in our assets or earnings and profits is increased, such holder may be deemed to have received for U.S. federal income tax purposes a taxable dividend without the receipt of any cash or property. In addition, a failure to adjust (or to adjust adequately) the exercise price after an event that increases a holder’s proportionate interest in the Company could be treated as a deemed taxable dividend to such holder. For a Non-U.S. Holder (as defined in “Tax Considerations—U.S. Federal Income Taxation of ‘Non-U.S. Holders”’), any deemed dividend generally will be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be withheld from subsequent payments on any Common Shares received upon the exercise of the Class B Warrants. Holders should consult their tax advisers regarding the proper U.S. federal income tax treatment of any adjustments to (or failure to adjust, or adjust adequately) the exercise price of the Class B Warrants. See “Tax Considerations—U.S. Federal Income Taxation of Our Company” for a further discussion of U.S. federal income tax implications for investors.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement which are not available to purchasers that purchase securities pursuant to this prospectus.

This is a best efforts offering and no minimum amount of securities is required to be sold.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

amounts set forth herein. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations and growth plans.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $    million from this offering, after deducting Placement Agent fees and expenses payable by us related to this offering. This amount is based on an assumed public offering price of $     per Unit, the closing price of our Common Shares on the Nasdaq Capital Market on     , 2023 and assuming no exercise of the Class B Warrants sold in this offering. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering for capital expenditures, including for payment towards the $38.7 million remaining purchase price for the Aframax tanker we acquired in July 2023, or acquisitions of additional vessels which we have not yet identified, which may include vessels in seaborne transportation sectors other than the drybulk and tanker sectors in which we currently operate, working capital and for other general corporate purposes, or a combination thereof.

These expected uses represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

A $1.00 increase (decrease) in the assumed public offering price per share and accompanying Class B warrant set forth above would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares, common stock purchase warrants and pre-funded warrants offered by us, as set forth on the cover of this prospectus, remains the same and after deducting placement agent fees and estimated expenses payable by us. An increase (decrease) of one million shares (or pre-funded warrants) sold by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the public offering price per share and accompanying Class B warrant described above remains the same and after deducting placement agent fees and estimated expenses payable by us. The information in this paragraph is illustrative only and will change based on the actual public offering price and other terms of this offering determined at the pricing of this offering.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2023:

•	on an actual basis;

•

on an as adjusted basis to give effect to (1) our issuance of 4,765,000 common shares, par value $0.01 per share (including 4,415,000 shares issued upon subsequent cash exercise of pre-funded warrants), and 4,765,000 Class A Warrants to purchase common shares in our July 2023 Offering, resulting in net proceeds of $4.7 million, net of offering expenses and discounts of $0.3 million, and (2) our $38.7 million liability relating to the acquisition of the vessel Afrapearl II (ex. Stealth Berana) which is payable to the seller by July 14, 2024; and

•

on an as further adjusted basis to give effect to (i) the assumed issuance of and sale of                 Units consisting of one Common Share and one Class B Warrant to purchase one Common Share at an assumed public offering price of $                 per Unit (equal to the closing price of our Common Shares on the Nasdaq Capital Market on                 , 2023) at the offering amount, and (ii) total expenses of offering amounting to $     , which include estimated registration, filing and listing fees, printing fees and legal and accounting expenses amounting to $475,000 and a Placement Agent fee of 7.00% of the aggregate gross cash proceeds of the offering and assuming no exercise of the Class B Warrants issued in this offering. The final public offering price will be determined through negotiation between us and the investors in the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between July 1, 2023 and the date of this prospectus.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

	As of June 30, 2023 (in U.S. Dollars)
	Actual	As Adjusted	As Further Adjusted
Debt:
Seller’s credit – related party	$—	$38,700,000	$

Bank debt	—	—

Total long term debt .	—	38,700,000

Stockholders’ equity(1):
—Capital stock	31,829	79,479
—Preferred Stock	6,000	6,000
—Additional paid-in capital	42,531,317	47,161,737
—Accumulated deficit	(2,566)	(2,566)

Total stockholder’s equity	$42,566,580	$47,244,650	$

Total capitalization	$42,566,580	$85,944,650	$

(1)

Under our amended and restated articles of incorporation we are authorized to issue up to 2,000,000,000 common shares, par value $0.01 per share, of which 3,182,932 were issued and outstanding as of June 30, 2023 and 7,947,681 were issued and outstanding as of September 1, 2023, 200,000,000 shares of preferred stock, par value $0.01 per share of which 600,000 shares have been designated as Series A Convertible

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Preferred Shares and 600,000 were issued and outstanding, and convertible into our common shares, as of June 30, 2023 and September 1, 2023.
(2)	The number of shares of common stock outstanding in the above table, excludes as of September 1, 2023:

•

14,285,714 common shares issuable upon conversion of the 600,000 shares of Series A Convertible Preferred Stock which are convertible into our Common Shares at a conversion price currently equal to $1.05. The conversion price will be further adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including this offering. See “Description of Capital Stock—Series A Convertible Preferred Shares.”

•	4,765,000 common shares issuable upon the exercise of outstanding Class A Warrants with an exercise price of $1.05 per share; and

•

common shares issuable upon the exercise of the pre-funded warrants or Class B Warrants issued as part of this offering at an assumed exercise price of $ per share (100% of the public offering price of each Unit sold in this offering).

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flows and liquidity requirements and we may consider paying dividends on our common stock depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Convertible Preferred Stock, which, as described elsewhere in this prospectus, earn dividends at a dividend rate of 5.00% per annum per $25.00 of liquidation preference per share. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

Dilution or accretion is the amount by which the offering price paid by the purchasers of our Units in this offering exceeds or is lower than, respectively, the net tangible book value per Common Share after the offering. Net tangible book value per Common Share represents our total tangible assets less total liabilities divided by the number of Common Shares outstanding.

As adjusted to give effect to the July 2023 Offering, the pro forma net tangible book value as of June 30, 2023 was $     million in total and $     per Common Share.

Dilution to Existing Shareholders and Accretion to New Investors if the Maximum Offering Amount is Sold

As adjusted to give effect to the sale by us of     Units, each consisting of one of our Common Shares or one pre-funded warrant and one Class B Warrant, offered by this prospectus, and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2023 would have been $    million, or $     per Common Share. This represents immediate accretion of approximately $     per share to new investors purchasing our Common Shares in this offering. The final public offering price will be determined through negotiation between us and the investors in the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

The following table illustrates this calculation on a per share basis:

Assumed public offering price per Unit	$
Pro Forma net tangible book value per share as of June 30, 2023	$
Decrease per share to existing shareholders attributable to new investors in this offering	$
As-adjusted pro forma net tangible book value per share as of June 30, 2023, after giving effect to this offering	$
Accretion per share to new investors in this offering	$

The number of Common Shares shown above to be outstanding after this offering is based on the 7,947,681 Common Shares outstanding on June 30, 2023, after giving effect to the July 2023 Offering, and assumes (1) no exercise of the Class B Warrants issued in this offering, (2) no exercise of our outstanding Class A Warrants and (2) no conversion of our outstanding Series A Convertible Preferred Shares. See “Description of Capital Stock— Series A Convertible Preferred Stock.” It also assumes no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis.

Each $1.00 increase/(decrease) in the assumed public offering price of $     per Unit would increase/(decrease) the pro forma as adjusted net tangible book value per share after this offering by $    / ($  ) per common share and result in an increase/(decrease) in the accretion to new investors purchasing Units in this offering by $    / ($    ) per common share, assuming the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same (and assuming that no Units with prefunded warrants are sold which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis), and after deducting estimated placement agent fees and estimated offering expenses payable by us. An increase of 1.0 million Units in the number of Units offered by us (and assuming that no Units with prefunded warrants are sold which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis) would decrease the pro forma as adjusted net tangible book value per share after this offering by $     and decrease the accretion per share to new investors participating in this offering by $     , assuming no change in the assumed public offering price of $     per Unit and after deducting estimated placement agent fees and estimated offering expenses payable by us.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

The tables and discussion above are based on 7,947,681 shares of common stock outstanding as of September 1, 2023 and excludes as of such date:

•

14,285,714 common shares issuable upon conversion of the 600,000 shares of Series A Convertible Preferred Stock which are convertible into our Common Shares at a conversion price currently equal to $1.05. The conversion price will be further adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including this offering. See “Description of Capital Stock—Series A Convertible Preferred Shares.”

•	4,765,000 common shares issuable upon the exercise of outstanding Class A Warrants with an exercise price of $1.05 per share;

•

common shares issuable upon the exercise of the pre-funded warrants or Class B Warrants issued as part of this offering at an assumed exercise price of $     per share (100% of the public offering price of each Unit sold in this offering).

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with (1) the combined financial statements of C3is Inc. Predecessor, and (2) the consolidated financial statements of C3is Inc. accompanying notes thereto and other financial information, appearing elsewhere in this prospectus. C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022, and has nominal assets or liabilities. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should also carefully read the following discussion with “Risk Factors” and “Forward-Looking Statements.” The (1) combined financial statements of C3is Inc. Predecessor, and (2) consolidated financial statements of C3is Inc. have been prepared in accordance with U.S. GAAP.

Throughout this prospectus, all references to “we,” “our,” “us” and the “Company” refer to C3is Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “dollars” and “$” in this report are to, and amounts are presented in, U.S. dollars.

Overview

The Company was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the drybulk carriers in our initial fleet, that Imperial Petroleum subsequently contributed to us in connection with the Spin-Off (as defined below), together with $5,000,000 in cash for working capital in return for our common shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“common shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the “Spin Off” or the “Spin-Off”). Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq- listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part. In July 2023, we acquired an Aframax tanker for $43 million, of which we have paid $4.3 million, with the remainder payable by July 14, 2024.

The financial statements presented in this prospectus relate to the historical operations of the assets that were contributed to us and that comprise our business after the Spin-Off. The historical financial statements included in this prospectus include:

(a)

the combined financial statements of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) for the period from March 12, 2021 (inception) to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., companies controlled by members of the Vafias family, were the vessel owning-companies of the two drybulk carriers that were acquired by Imperial Petroleum Inc. on September 21, 2022 and October 19, 2022, respectively.

(b)	the consolidated financial statements of C3is Inc. for the period from July 25, 2022 to December 31, 2022.

(c)	the unaudited interim condensed combined financial statements of C3is Inc. Predecessor for the six months ended June 30, 2022.

(d)	the unaudited interim condensed consolidated financial statements of C3is Inc. for the six months ended June 30, 2023.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and oil producers, refineries and commodities traders and producers. As of the date of this prospectus, we own and operate a fleet of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of our fleet is 179,804 dwt.

We will actively manage the deployment of our fleet placing emphasis on employing our drybulk carriers on time charter trips or spot voyages of short term duration and our tanker vessel mostly on the spot market. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. As of September 1, 2023, our dry bulk carriers were under time charter contracts expiring in September 2023 and October 2023, and our tanker was operating in the spot market.

Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, which may have a materially adverse impact on our overall financial performance. Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We carefully evaluate the length and the rate of the time or bareboat charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the drybulk carrier and tanker charter markets, as applicable, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters, if any, versus time charters would affect our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels. We have not employed our vessels on bareboat charters to date and expect that bareboat charters generally will not constitute a significant type of charter employment for our vessels in most future periods.

We will be evaluating vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, while we do not have any plans to do so in the near term, we will consider selling vessels when favorable sales opportunities present themselves in the future. If, at the time of sale, the carrying value is lower than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. We will be evaluating vessel purchase opportunities to expand our fleet, and while we do not have any plans to do so in the near term, we may also elect to sell vessels in our fleet from time to time.

•

Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•

Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•

Cyclicality. As of September 1, 2023, our dry bulk carriers were under time charter contracts, expiring in September 2023 and October 2023, respectively, and our tanker was deployed in the spot market. Accordingly, upon expiration of these charters we will be exposed to prevailing charter rates in the drybulk and crude oil tanker shipping sectors when these vessels’ existing charters expire. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of recent years. In 2021, the BDI ranged from a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. During 2022, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,065 on September 1, 2023. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022, while they stood at $9,917 per day on September 1, 2023. The significant decline in the BDI in the second half of 2022 was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities. Following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in U.S. dollars.

•

Seasonality. Seasonality. As of September 1, 2023, our dry bulk carriers were under time charter contracts, expiring in September 2023 and October 2023, and our tanker was operating in the spot market. At the end of the current charters for our vessels, the potential operation in the spot market or seeking period employment may expose us to seasonal changes in, as applicable, the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk markets, which are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages are denominated, can also cause our vessel operating expenses to increase. In addition, our net income may be affected by any financing arrangements, including any potential future interest rate swap arrangements, we enter into in the future.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the Handysize drybulk charter market, and the Aframax tanker market since our acquisition of the Afrapearl II (ex. Stealth Berana) in July 2023.

We may employ our vessels under either time or spot charters. We may also in the future employ our vessels under bareboat charters, which provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, and may have a materially adverse impact on our overall financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 20.0% of total voyage expenses for the six months ended June 30, 2023, 36.0% of total voyage expenses for the six months ended June 30, 2022, 4.5% of total voyage expenses for the period from January 1, 2022 to October 18, 2022, 60.0% of total voyage expenses for the period from July 25, 2022 to December 31, 2022, and 7.8% of total voyage expenses for the period ended December 31, 2021. Commissions on hire are paid to our manager and/or third-party brokers. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum pays Stealth Maritime, and after the Spin-Off we pay Brave Maritime, a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

For the period from June 21, 2023 to June 30, 2023, following the Spin-off, the six-month period ended June 30, 2022, the period from January 1, 2022 to October 18, 2022 and the period from March 12, 2021 (inception) to December 31, 2021 (Predecessor), we paid Brave Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter. For the period from January 1, 2023 to June 20, 2023, and the period from July 25, 2022 to December 31, 2022, we paid Stealth Maritime the same daily rates according to each vessel’s fleet employment status. Following the conclusion of the Spin- Off Distribution and pursuant to the management agreement with Brave Maritime rates remain the same. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum paid Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime at the same fee levels, and Stealth Maritime subcontracted these services to Brave Maritime. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf, excluding vessels contributed as it will be the case of the spin- off.

General and Administrative Expenses

We incur general and administrative expenses that will consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Brave Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Brave Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Brave Maritime for its payment of the compensation of our executive officers for the first 12 months following the spin- off and then our Board will agree upon any further management compensation. We expect the aggregate cash compensation to our officers in the first year following the Spin-Off to be approximately €0.4 million.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, which would increase the interest rates payable under any floating rate financing agreements we enter into in the future. To date inflation has had a moderate impact on our vessel operating expenses. In particular, crew expenses increased significantly in 2021 and 2022, primarily due to the impact of COVID-19 (see “—Impact of COVID-19 on our Business”), and the cost of spares and stores increased moderately in 2022, which in turn resulted in increases in our vessel operating expenses in 2022 compared to 2021. In addition, increasing interest rates increased our financing expenses up to the time of the repayment of our outstanding floating rate debt in August 2022. Although the impact of COVID-19 on crew expenses and increases in other operating expenses leveled off in late 2022 and the first half of 2023, if inflation and interest rates were to increase further in the future it could result in further increased operating and potential financing expenses.

We continue to seek to control operating expenses, capital expenditures, financing and other costs through our regular cost-control processes, including seeking competitive bids for services and supplies where

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

appropriate and managing the timing and location for incurring expenses to the extent feasible. We have not entered into any bunker fuel, interest rate or other hedging arrangements to date.

Depreciation and Dry docking

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results.

Interest Expense and Finance Costs

In August 2022, C3is Inc. Predecessor repaid $6.8 million of outstanding bank debt, net of deferred finance charges, which was secured by the vessels in our initial fleet, with cash generated from operations. As of June 30, 2023 and the date of this prospectus, we did not have any outstanding indebtedness. We expect, however, to incur indebtedness, on which we will incur interest expenses, under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels we may agree to acquire. We may also incur indebtedness secured by the vessels in our initial fleet. We will also incur financing costs in connection with establishing those facilities, which will be deferred and amortized over the period of the facility, which we will also include in interest expense.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements for C3is Inc. Predecessor and our consolidated financial statements for C3is Inc., which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the combined financial statements of C3is Inc. Predecessor and Note 2 to the consolidated financial statements of C3is Inc. included elsewhere herein.

Impairment or disposal of long-lived assets:

We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists, we perform an analysis of the anticipated undiscounted future net cash flows of our long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of our vessels was considered to be an indicator of potential

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

impairment. As of June 30, 2023 and December 31, 2022, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters as of June 30, 2023 and December 31, 2022, and revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place. With regards to operating expenses and utilization rate, these were based on historical trends. Such assumptions are highly subjective.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of June 30, 2023 and December 31, 2022 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of June 30, 2023 and December 31, 2022, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2023 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Handysize Drybulk Carriers	2.8%	—	—	—	—	—	—

	Percentage difference between our average 2022 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Handysize Drybulk Carriers	151.1%	—	—	—	—	—	—

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may remain at relatively low levels for some time, or decline, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Based on the carrying value of each of our vessels held for use as of June 30, 2023 and December 31, 2022, and based on what we believe the charter-free market values of each of these vessels was as of these dates, each of our two owned vessels in the water had current carrying values above their market values. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

by approximately $10.0 million as of June 30, 2023 and $11.3 million as of December 31, 2022, this served as an indicator for impairment. The undiscounted cash flows of each vessel exceeded their carrying amount and as a result no impairment loss was recognized as of June 30, 2023 and December 31, 2022.

Vessel depreciation:

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We believe that a 25-year depreciable life is consistent with other drybulk vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. The estimated useful life and scrap value are considered critical accounting estimates. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred during the six months ended June 30, 2023 and the year ended December 31, 2022 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

our auditor not being required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the Spin-Off or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Results of Operations

Six months ended June 30, 2023

The average number of vessels in our fleet was 2.0 for the six months ended June 30, 2023.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

REVENUES—Voyage revenues for the six months ended June 30, 2023 were $4.9 million mainly as a result of the decrease in charter rates in the second quarter of 2023. Total calendar days for our fleet were 362 days for the six months ended June 30, 2023. Of the total calendar days in this period, 326 or 90.1% were time charter days. Our fleet operational utilization was 90.1% for this period.

VOYAGE EXPENSES—Voyage expenses were $0.5 million for the six months ended June 30, 2023. Voyage expenses mainly included bunker costs of $0.1 million corresponding to 20.0% of total voyage expenses, and commissions to third parties of $0.2 million corresponding to 40.0% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $1.9 million for the six months ended June 30, 2023. Operating expenses mainly included crew expenses of $1.1 million corresponding to 57.9% of total operating expenses, spares and consumables costs of $0.4 million representing 21.1%, and maintenance expenses of $0.2 million representing works and repairs on the vessels, corresponding to 10.5% of total vessel operating expenses.

DRY-DOCKING COSTS—Dry-docking costs were $0.2 million for the six months ended June 30, 2023 and mainly related to one of our vessels.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $0.5 million for the six months ended June 30, 2023 mainly related to the portion of general and administrative expenses incurred by Imperial Petroleum, the former Parent of C3is Inc., that were allocated to C3is Inc.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.2 million for the six months ended June 30, 2023. The daily management fees per vessel is $440 per day for vessels under time and spot charter.

DEPRECIATION—Depreciation expenses for the six months ended June 30, 2023 were $1.3 million.

NET INCOME—As a result of the above factors, we recorded net income of $0.4 million for the six months ended June 30, 2023.

Six months ended June 30, 2022 (Predecessor)

The average number of vessels in our fleet was 1.31 for the six months ended June 30, 2022 (Predecessor).

REVENUES—Voyage revenues amounted to $6.7 million for the six months ended June 30, 2022. Total calendar days for our fleet were 236 for the six months ended June 30, 2022. Of the total calendar days in this period, 191 or 80.9% were time charter days, while our fleet operational utilization was 81.0%

VOYAGE EXPENSES—Voyage expenses were $0.5 million for the six months ended June 30, 2022. Voyage expenses mainly included bunker costs of $0.18 million corresponding to 36.0% of total voyage expenses, and commissions to third parties of $0.32 million corresponding to 64.0% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $1.6 million for the six months June 30, 2022. Operating expenses mainly included crew expenses of $0.7 million corresponding to 43.8% of total operating expenses, spares and consumables costs of $0.4 million representing 25.0%, and maintenance expenses of $0.3 million representing works and repairs on the vessels, corresponding to 18.8% of total vessel operating expenses.

DRY DOCKING COSTS—Dry docking costs were $0.7 million for the six months ended June 30, 2022 as our drybulk carrier, the Eco Bushfire, underwent drydocking services along with ballast water system treatment installation.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.1 million for the six months period ended June 30, 2022. The daily management fees per vessel is $440 per day for vessels under time and spot charter.

DEPRECIATION—Depreciation expense for the six months ended June 30, 2022 was $0.5 million.

NET INCOME—As a result of the above factors, we recorded net income of $3.2 million for the six months ended June 30, 2022.

Period from July 25, 2022 to December 31, 2022

The average number of vessels in our fleet was 1.74 for the period from July 25, 2022 to December 31, 2022.

REVENUES—Voyage revenues for the period from July 25, 2022 to December 31, 2022 were $3.3 million. Total calendar days for our fleet were 176 days for the period from July 25, 2022 to December 31, 2022. Of the total calendar days in this period, 131 or 74.4% were time charter days. Our fleet operational utilization was 75.6% for this period.

VOYAGE EXPENSES—Voyage expenses were $0.5 million for the period from July 25, 2022 to December 31, 2022. Voyage expenses mainly included bunker costs of $0.3 million corresponding to 60.0% of total voyage expenses, and commissions to third parties of $0.2 million corresponding to 40.0% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $0.9 million for the period from July 25, 2022 to December 31, 2022 or $5,092 per calendar day. Operating expenses mainly included crew expenses of $0.5 million corresponding to 55.6% of total operating expenses, spares and consumables costs of $0.2 million representing fitting costs for the recently delivered vessels representing 22.2%, and maintenance expenses of $0.1 million representing works and repairs on the recently delivered vessels, corresponding to 11.1% of total vessel operating expenses.

DRY DOCKING COSTS—Dry docking costs were $0.6 million for the period from July 25, 2022 to December 31, 2022 related to the dry docking of the dry bulk carrier Eco Angelbay.

GENERAL AND ADMINISTRATIVE EXPENSES – RELATED PARTY—General and administrative expenses – related party were $0.1 million for the period from July 25, 2022 to December 31, 2022 related to Imperial Petroleum general and administrative expenses allocated to the carve-out entities of C3is Inc.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.08 million for the period from July 25, 2022 to December 31, 2022. The daily management fees per vessel is $440 per day for vessels under time and spot charter.

DEPRECIATION—Depreciation expenses for the period from July 25, 2022 to December 31, 2022 were $0.6 million.

NET INCOME—As a result of the above factors, we recorded net income of $0.6 million for the period from July 25, 2022 to December 31, 2022.

Period from January 1, 2022 to October 18, 2022 (Predecessor)

The average number of vessels in our fleet was 1.49 for the period from January 1, 2022 to October 18, 2022 (Predecessor).

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

REVENUES—Voyage revenues amounted to $12.8 million for the period January 1, 2022 to October 18, 2022 and $6.3 million for the period from March 12, 2021 (inception) to December 31, 2021. The increase in voyage revenues by $6.5 million or 103.2% was due to the increase in the average number of vessels along with an improvement in market charter rates. Total calendar days for our fleet were 431 for the period from January 1, 2022 to October 18, 2022 compared to 281 for the period March 12, 2021 (inception) to December 31, 2021. Of the total calendar days for the period January 1, 2022 to October 18, 2022, 369 or 85.6% were time charter days, while, our fleet operational utilization was 85.8%.

VOYAGE EXPENSES—Voyage expenses were $0.7 million for the period January 1, 2022 to October 18, 2022 compared to $0.4 million for the period March 12, 2021 (inception) to December 31, 2021. The increase in voyage expenses by $0.3 million or 75.0% was due to the increase in the size of our fleet by one drybulk carrier in May 2022. Voyage expenses for the period January 1, 2022 to October 18, 2022 mainly included commissions to third parties of $0.6 million, corresponding to 85.7% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $2.4 million for the period January 1, 2022 to October 18, 2022 compared to $1.5 million for the period from March 12, 2021 (inception) to December 31, 2021. The increase in operating expenses by $0.9 million or 60.0% was mainly due to the increase of our fleet by one drybulk carrier in May 2022.

DRY DOCKING COSTS—Dry docking costs were $0.8 million for the Period January 1, 2022 to October 18, 2022 compared to $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021. During the period January 1, 2022 to October 18, 2022 our drybulk carrier, the Eco Bushfire, underwent drydocking services along with ballast water system treatment installation. The drydocking cost of $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021 related to the preparation for the Eco Bushfire drydocking services.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.2 million for the period January 1, 2022 to October 18, 2022 compared to $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021. The increase of management fees by $0.1 million is due to the increase of our fleet by one drybulk carrier in May 2022.

DEPRECIATION—Depreciation expenses for the period January 1, 2022 to October 18, 2022 were $0.5 million. For the period March 12, 2021 (inception) to December 31, 2021 depreciation expenses were $0.4 million. The $0.1 million increase between the two periods is attribute to the increase in the average number of our vessels.

GAIN ON VESSEL SALE- During the period January 1, 2022 to October 18, 2022, we sold to Imperial Petroleum, and on September 21, 2022 delivered to Imperial Petroleum, the Eco Bushfire, for which an aggregate gain on the sale of vessel of $9.3 million was recognized.

NET INCOME—As a result of the above factors, we recorded net income of $17.5 million for the period January 1, 2022 to October 18, 2022. For the period from March 12, 2021 (inception) to December 31, 2021 net income was $3.6 million. The increase in net income of $13.9 million between the two periods is due to the increase of our fleet in conjunction with the improvement of market rates, along with a net gain on vessel sold of $9.3 million.

Period from March 12, 2021 (inception) to December 31, 2021

The average number of vessels in our fleet was 0.77 for the period from March 12, 2021 (inception) to December 31, 2021.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

REVENUES—Voyage revenues for the period from March 12, 2021 (inception) to December 31, 2021 were $6.3 million. Total calendar days for our fleet were 281 for the period from March 12, 2021 (inception) to December 31, 2021. Of the total calendar days in the 2021 period, 275 or 97.9% were time charter days. Our fleet operational utilization was 97.9% for this period.

VOYAGE EXPENSES—Voyage expenses were $0.4 million for the period from March 12, 2021 (inception) to December 31, 2021. Voyage expenses mainly included commissions to third parties of $0.3 million, corresponding to 75.0% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $1.5 million for the period from March 12, 2021 (inception) to December 31, 2021 or $5,492 per calendar day. Crew expenses, which constitute a majority of our vessel operating expenses, were elevated largely due to the effects of COVID-19.

DRY DOCKING COSTS—Dry docking costs were $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021 related to the preparation for dry docking of the dry bulk carrier Eco Bushfire.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021. The daily management fees per vessel is $440 per day for vessels under time and spot charter. This rate charge is effective from June 1, 2021 onwards as prior to this the vessel was managed by a third party.

DEPRECIATION—Depreciation expenses for the period from March 12, 2021 (inception) to December 31, 2021 were $0.4 million.

NET INCOME—As a result of the above factors, we recorded net income of $3.6 million for the period from March 12, 2021 (inception) to December 31, 2021.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents and restricted cash of $5.0 million. In July 2023, we received net proceeds of $4.7 million from our public offering.

Our principal sources of funds for our liquidity needs have been cash flows from operations, as well as contribution from our former Parent Company, and in July 2023 offerings of equity securities. Potential additional sources of funds may include equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.

Our liquidity needs, as of June 30, 2023, primarily relate to the funding of the remaining purchase price of $38.7 million for the Aframax tanker we agreed to acquire in July 2023 from a related party which is payable by July 14, 2024, expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of June 30, 2023, we had no outstanding debt. We may incur indebtedness in the future to finance the growth of our fleet. We expect to finance the $38.7 million remaining acquisition consideration for our Aframax tanker with cash on hand, cashflow from operations, possible equity offerings and the incurrence of senior secured bank debt, if needed, within the twelve-month period following the vessel’s delivery to the Company. We may also incur indebtedness secured by the two drybulk vessels in our initial fleet.

Under our management agreement with Brave Maritime that we entered into in conjunction with the Spin-Off, we have contractual obligations relating to payments to Brave Maritime which represent management

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

fees, executive compensation, of which about $1.2 million is expected to be payable within one year commencing June 30, 2023, based on the current size of our fleet.

We believe that the sources of funds available to us will be sufficient, subject to the successful completion of equity offerings or the incurrence of bank debt, to meet our short-term and long-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment and subject to the successful completion of equity offerings or the incurrence of bank debt, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

Our dividend policy will also affect our liquidity position. See “Dividend Policy.” We also have approximately 600,000 Series A Convertible Preferred Shares outstanding as a result of the Spin-Off, which have a dividend rate of 5.00% per annum per $25.00 of liquidation preference per share.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented.

				Six-month period ended June 30,
	Period from March 12, 2021(inception) to December 31, 2021 (Predecessor)	Period from January 1, 2022 to October 18, 2022 (Predecessor)	Period from July 25, 2022 to December 31, 2022	2022 Unaudited (Predecessor)	2023 Unaudited
Cash Flow Data
Net cash (used in)/provided by operating activities	(12,078)	9,011,772	1,051,506	1,533,921	1,694,917
Net cash (used in)/provided by investing activities	(11,635,335)	4,353,867	(39,394,125)	(15,978,923)	—
Net cash provided by financing activities	12,421,034	9,356,500	38,342,619	16,186,500	3,305,083

As of June 30, 2023, we had a working capital surplus of $5.1 million. Our cash balance was $5.0 million.

Net cash (used in)/provided by operating activities

Six months ended June 30, 2023

Net cash provided by operating activities—was $1.7 million for the period ended June 30, 2023 as a result of our operating profitability slightly affected by unfavorable working capital movements mainly relating to an increase in trade and other receivables by $0.3 million, an increase in advances and prepayments by $0.1 million, a decrease in trade accounts payable by $0.1 million, partly offset by the increase in the balances with related parties by $0.3 million and the increase in accrued liabilities by $0.1 million.

Six months ended June 30, 2022 (Predecessor)

Net cash provided by operating activities—was $1.5 million for the six months ended June 30, 2022 mainly as a result of our profitability affected by unfavorable working capital movements mainly relating to an increase in balances with related party by $2.1 million and an increase in trade an other receivables by $0.7 million partly offset by an increase in trade and other payables by $0.5 million and an increase in accrued liabilities by $0.2 million.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Period from July 25, 2022 to December 31, 2022

Net cash provided by operating activities—was $1.1 million for the period July 25, 2022 to December 31, 2022 as a result of operating profitability along with favorable movements in working capital.

Period from January 1, 2022 to October 18, 2022 (Predecessor) compared to period from March 12, 2021 (inception) to December 31, 2021

Net cash (used in)/provided by operating activities—was operating cash inflows of $9.0 million for the period January 1, 2022 to October 18, 2022 compared to an operating cash outflow of $0.01 million for the period March 12, 2021 (inception) to December 31, 2021. This increase in operating cash flow of approximately $9.0 million was due to increased voyage revenues in conjunction with favorable movements in working capital.

Net cash (used in)/ provided by investing activities

Six months ended June 30, 2023

Net cash (used in)/provided by investing activities—was $ nil for the six months ended June 30, 2023.

Six months ended June 30, 2022 (Predecessor)

Net cash used in investing activities—was $ 16.0 million for the six months ended June 30, 2022 and represents capital deployed for the acquisition of our vessels.

Period from July 25, 2022 to December 31, 2022

Net cash used in investing activities—was $39.4 million for the period July 25, 2022 to December 31, 2022 as a result of $39.4 million used for vessel acquisitions.

Period from January 1, 2022 to October 18, 2022 (Predecessor) compared to period from March 12, 2021 (inception) to December 31, 2021

Net cash (used in)/ provided by investing activities—net cash provided by investing activities was $4.4 million for the period January 1, 2022 to October 18, 2022, compared to net cash used in investing activities of $11.6 million for the period March 12, 2021 (inception) to December 31, 2021. During the period from January 1, 2022 to October 18, 2022 the Company had $20.3 million of proceeds from the sale of vessel Eco Bushfire partially offset by $16.0 million of capital used for the acquisition of the drybulk carrier Eco Angelbay. During the period from March 12, 2021 (inception) to December 31, 2021, the Company used $11.6 million on vessel acquisition and vessel improvements.

Net cash provided by financing activities

Six months ended June 30, 2023

Net cash provided by financing activities—was $3.3 million for the six months June 30, 2023 representing net transfers to the former Parent Company.

Six months ended June 30, 2022 (Predecessor)

Net cash provided by financing activities—was $16.2 million for the six months ended June 30, 2022.

Period from July 25, 2022 to December 31, 2022

Net cash provided by financing activities—was $38.3 million for the period July 25, 2022 to December 31, 2022 representing net transfers from the parent company.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Period from January 1, 2022 to October 18, 2022 (Predecessor) compared to period from March 12, 2021 (inception) to December 31, 2021

Net cash provided by financing activities— was $9.4 million for the period from January 1, 2022 to October 18, 2022, compared to net cash provided by investing activities of $12.4 million for the period from March 12, 2021 (inception) to December 31, 2021. During the period from January 1, 2022 to October 18, 2022 the Company received $16.7 million from its shareholders which were mainly utilized for the acquisition of the drybulk carrier the Eco Angelbay and fully repaid its outstanding loan of $7.3 million within August 2022. During the period March 12, 2021 (inception) to December 31, 2021, the Company received net shareholders contributions of $5.1 million and received proceeds from long term debt of $7.3 million.

As and when we identify assets that we believe will provide attractive returns, we generally expect to enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we may in the future borrow under credit facilities secured by previously unencumbered vessels in our then-existing fleet.

We may make capital expenditures from time to time in connection with our vessel acquisitions. As of the date of this prospectus, we do not have any agreements to acquire additional vessels or for any other material capital expenditures. Please refer to section above “Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and possible capital commitments.

Trend Information

Drybulk Carrier Sector

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2021, the BDI registered a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. Similarly, in 2022, the BDI registered a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. On September 1, 2023, the BDI stood at 1,065.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of 6.4% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.3%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.9%, compared to a decline in tonne-mile demand of 1.5%, which resulted in a year over year drop of about 34% in the value of the BDI. According to preliminary industry estimates, the total size of the drybulk fleet is expected to rise by about 2.8% in 2023, compared to tonne-mile demand growth of 3.2%.

Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,515 on December 23, 2022 and 1,065 on September 1, 2023. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022, and stood at $9,917 per day on September 1, 2023. In the short term, the effect of the invasion of Ukraine has been mildly positive for the drybulk market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources. Overall, the BDI declined significantly in the second half of 2022, which was attributed in part to the easing of port

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities. Nevertheless, signs of recovering activity in Chinese import volumes are evident in 2023, supporting demand for drybulk commodities.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the drybulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the drybulk freight market and our business would be difficult to predict. Historically, a positive relationship is registered between global inflation and drybulk vessel freight rates, and therefore the inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. Our vessels have made three voyages in 2022 and two voyages in the first quarter of 2023, carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries, to the extent permitted by sanctions. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries. Another potential area of impact has to do with the crewing of our vessels, as Ukraine, Russia and Belarus are all major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market. See “Risk Factors—Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial conditions.”

Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. The reopening of the global economy and consequent increased demand across key drybulk commodities has positively affected our revenues. However, there is still high uncertainty on how the pandemic will evolve, with new variants emerging, forcing governments in affected countries to impose travel bans, quarantines and other emergency public health measures depending on the severity of the situation on each case. The zero-covid policy lockdowns in certain cities in China, which were only recently lifted, have caused disruptions in the country’s production and supply chain and further continuation or expansion of these lockdowns may have an adverse impact on the global economy, including volatility in the market for drybulk commodities. The long-term impacts on the drybulk sector remain uncertain. An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have an adverse impact on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets and the fair values of the Company’s vessels.

See “Business—The Drybulk Shipping Industry.”

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Tanker Vessel Sector

The tanker industry is both cyclical and volatile in terms of charter rates and profitability while geopolitical events affect the demand for seaborne transportation. Indicatively, during the ten-year period from the third quarter of 2013 through the second quarter of 2023, average earnings for an Aframax tanker fluctuated between $3,479 to $90,991 per day on a quarterly basis while they stood at $23,210 on September 1, 2023. Asset values are also subject to price fluctuations and market cyclicality. For example, the price of a 5-year-old Aframax tanker fluctuated between $28.0 million and $63.5 million during the ten-year period from the third quarter of 2013 through the second quarter of 2023 while it stood at $63.5 million on September 1, 2023.

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings stood at $32,266 per day in the first quarter of 2022, spiked to $90,991 per day in the fourth quarter of 2022, to subsequently decline in the second quarter of 2023 at $59,855 per day. Seaborne crude oil trade was significantly affected by the impact of the Covid-19 pandemic through disruptions arising from lockdowns in many countries and OPEC+ production cuts. Specifically, crude oil trade contracted by 2.3% to 292.2 million dwt in 2021 as compared to 7.6% or 298.2 million dwt in 2020. Nevertheless, in 2022 crude oil trade increased by 8.7% to 317.7 million dwt while in 2023 it is expected to increase by 6.1% or 337.2 million dwt. The ongoing war in Ukraine and the embargo imposed by the European Union to Russian crude oil and refined petroleum products is creating shifts in trade patterns, benefiting longer-haul routes and thus supporting tanker tonne-mile demand and tanker vessel charter rates. Specifically, crude tanker demand in tonne-mile terms is estimated to have increased by 8.0% in 2022 and is currently expected to further increase by 6.4% in 2023. On the supply side, the crude tanker trading fleet is expected to grow by approximately 2.2% in 2023 supported by a moderate tanker vessel orderbook which stood at 5.7% of fleet capacity in September 2023 (Clarksons Oil &Trade Trades Outlook, August 2023).

See “Business—Tanker Shipping Industry.”

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

History and Development of the Company

The Company was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries each owning one of the drybulk carriers in our initial fleet that, Imperial Petroleum subsequently contributed to us in connection with the Spin-Off (as defined below). Imperial Petroleum contributed these subsidiaries to the Company and $5,000,000 in cash for working capital in return for our common shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“common shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the “Spin Off” or the “Spin-Off”). Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and oil producers, refineries and commodities traders and producers. As of the date of this prospectus, we own and operate a fleet of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of our fleet is 179,804 dwt.

Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is http://c3is.pro. The information contained on or linked to from our website is not incorporated herein by reference.

Business Overview

Our fleet consists of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of our fleet is 179,804 dwt. Please see information in the section “Our Fleet”, below.

Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Brave Maritime.

Our Fleet

As of September 1, 2023, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)		Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Drybulk Carriers
Eco Bushfire	2011	Japan	32,000		Handysize drybulk carrier	Time Charter	$8,250	October 2023
Eco Angelbay	2009	Japan	32,000		Handysize drybulk carrier	Time Charter	$8,750	September 2023
Tanker
Afrapearl II ( ex. Stealth Berana)	2010	Korea	115,804		Aframax oil tanker	Spot
			179,804	dwt

(1)	Earliest date charter could expire.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

We plan to expand our fleet by investing in high-quality, Japanese or Korean-built drybulk carriers, which may include vessels in class sizes ranging from Handysize class vessels of 28,000-40,000 dwt to Capesize class vessels of 100,000+ dwt, and potentially tankers of all sizes. We may also acquire vessels in these or other seaborne transportation sectors in addition to the drybulk and tanker sectors, under favorable market conditions. We do not, however, currently have any agreements or commitments to acquire additional vessels. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

We will deploy our drybulk carriers either on time charter trips or spot voyages of short term duration while our tanker vessel will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of September 1, 2023, our dry bulk carriers were under time charter contracts expiring in September 2023 and October 2023, respectively, and our tanker was operating in the spot market.

We refer you to the risk factor entitled “The market values of our vessels may decline and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under loan agreements” and the discussion in the section of this prospectus entitled “Risk Factors – Industry Risk Factors”.

Commercial and Technical Management of Our Fleet

We have entered into a management agreement with Brave Maritime, pursuant to which Brave Maritime will provide us with technical, administrative, commercial and certain other services. Brave Maritime is a leading ship-management company based in Greece, established in 1987 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Brave Maritime will be responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase.

Under the management agreement with Brave Maritime, we pay Brave Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are obligated to pay Brave Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime also earns a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2026. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.

For additional information about the management agreement, including the calculation of management fees and termination provisions, see “Certain Relationships and Related Party Transactions—Management and Other Fees.”

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Crewing and Employees

Brave Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Since 2021, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, has been responsible for providing the crewing of our fleet, under Brave Maritime’s technical management. These responsibilities include training, compensation, transportation and additional insurance of the crew.

Chartering of the Fleet

We, through Brave Maritime, manage the employment of our fleet. We deploy our vessels on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time, but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk charter rates, although we are then exposed to the risk of declining drybulk charter rates.

For our tanker vessel current chartering strategy, due to favorable market rates, is either spot employment or short time charter employment up to a period of three months. As charter market conditions change, we may consider longer term employment for our tanker.

Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. We will deploy our drybulk carriers either on time charter trips or spot voyages of short term duration while our tanker vessel will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions.. As of September 1, 2023, our dry bulk carriers were under time charter contracts, expiring in September 2023 and October 2023, respectively, and our tanker was operating in the spot market See “—Current Charters” below.

Our vessels trade globally. Some of the areas where we usually operate are the Middle East- Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Set forth below are brief descriptions of the types of charters under which our vessels may be employed.

•

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays commissions on gross voyage revenues and the vessel operating expenses, which include crew wages, insurance, lubricants, technical maintenance costs, spares and store supplies. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under voyage charters in the spot market during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future spot charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

•

Bareboat charter. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel’s operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs, and generally assumes all risk of operation. The charterer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during the term of the charter consistent with applicable classification society requirements.

•

Trip time charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the payment methodology for use of the vessel and the respective financial responsibilities of the charterer and ship-owner for vessel operating expenses as described under time charter and voyage charter.

•

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s). Most of these charters are of a single voyage nature between two specific ports, as product tanker trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any costs associated with any delay at the loading or discharging ports. Voyage charter rates are volatile and fluctuate on a seasonal and year-to-year basis.

•

Spot market charter. A spot market charter refers to voyage charters, trip time charters and time charters of short duration. We consider as spot charters the following: (i) time charters of less than 12 months, (ii) time charters that include a floor rate and a profit sharing arrangement based on spot rates, (iii) trip time charters and (iv) voyage charters. Spot charter rates are volatile and fluctuate widely on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time and at any given port to transport these cargoes. Spot rates for larger vessels tend to experience more volatility than spot rates for smaller vessels. Vessels operating in the spot market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners are exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance.

Current Charters

Our tanker is currently operating in the spot market. Each of our two drybulk carriers vessels are currently fixed on time charter trips with durations of less than three months. Specifically, the Eco Angelbay and Eco Bushfire, are employed on time charter trips, scheduled to expire in September 2023 and October 2023. A time charter trip is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

days up to several years. Under our time charters the Charterer pays for most voyage expenses, which generally include, among other things, daily hire, fuel costs, port and canal charges, pilotages, towages, agencies, commissions, extra war risks insurance and any other expenses related to the cargoes or ports, and Owners pay for vessel operating expenses, which generally include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, dry-docking and intermediate and special surveys. A time charter trip is usually a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the Charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for use of the vessel. The difference between a time charter trip and a voyage charter trip is in the payment methodology for use of the vessel and the respective financial and commercial responsibilities between Charterer and Ship-owner for vessel’s operating as described under time charter and voyage charter.

The following discussion describes the material terms of the current trip time charters for our two drybulk vessels, which we will need to replace with new employment for our vessels upon expiration of such charters in September and October 2023.

Initial Term, Extensions and Redelivery. The initial terms of the time charters for the Eco Angelbay and Eco Bushfire, which both began in August 2023, and will terminate in September 2023 and October 2023, respectively. The charters have a fixed term and do not include any extension options and provide for redelivery of the ship to us at the expiration of the term, or upon earlier termination of the charter (as described below).

Hire Rate Provisions. “Hire” rate refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us every 15 days in advance in U.S. dollars. Our charters contain fixed daily hire rate provisions that apply during the fixed term of the charters.

Off-Hire. When a ship is “off-hire”, or not available for service, a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for examination or painting bottom, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to arrests, requisition, ship detentions or similar problems. The vessels are only to be drydocked during the term of the charters in the event of emergency, in which case, the vessels would be considered to be off-hire under these trip time charters during such periods.

Ship Management and Maintenance. Under the charters, we are responsible for the technical management of our vessels, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

Termination. Under our time charters, each party has the right to cancel the charter under certain circumstances, which include, our right to withdraw the vessel from the service of the charterers for failure to make punctual and regular payment of the hire and each party’s right to terminate a charter if the vessel is already performing an employment to which a sanction or trading prohibition is applied after entry into the charter.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include national, major and other independent companies and commodities traders, and industrial users of those products. For the six months ended June 30, 2023, we had three customers accounting for 68% of our total revenues, while for the six months ended June 30, 2022, we had two customers accounting for 86% of our total revenues. For the period January 1, 2022 to October 18, 2022

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

(Predecessor) and for the period July 25, 2022 to December 31, 2022 we had four customers in both periods accounting for 80.1% and 99.3% of our total revenues, respectively. For the period December 31, 2021 had two customers accounting for 99.6% of our total revenues. In addition, any vessels employed under bareboat charter in the future may be sub-chartered to third parties.

While our fleet’s average age is slightly below the average age of the drybulk carrier and tanker fleet, as our vessels age we may have difficulty competing with younger, more technologically advanced drybulk carriers for charters from top-tier charterers. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.

Dry-BMS (RightShip Standards)

This program is designed to allow ship managers to measure their SMS against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention. The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this venture would (a) cover all relevant ship management issues in one document, (b) be relevant to the entire dry bulk shipping industry worldwide, (c) complement other statutory requirements and industry guidance and (d) be frequently evaluated to drive continuous improvement across the management companies on an international level.

Environmental and other Regulations

Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Environmental Regulations—International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the MARPOL, which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on SOx and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI.

In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.

We currently have no committed capital expenditure obligations or plans for the installation of scrubbers on our vessels. To comply with emissions regulations, our vessels are not retrofitted with scrubbers need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers. See “Risk Factors-Industry Risk Factors-Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs, and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.”

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has ballast water treatment systems installed and has been issued with an International Ballast Water Management Certificate by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA broadly defines these other damages to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

The current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,300 per gross ton or $19,943,400, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject as discussed above. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulations—Other Environmental Initiatives

The EU has adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this report, the United States Coast Guard has approved forty Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 and adopted in June 2021 build on the EEDI and SEEMP by requiring ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. These changes were accompanied by the introduction of the so-called “Enhanced SEEMP,” a strengthened version of SEEMP that includes new mandatory content, such as a CII target implementation plan, on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements.

The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. In June 2022, the European Union revised proposed amendments to these regulations which would effectively impose an Emissions Trading System (“ETS”) on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to ensure that our vessels meet the revised EU requirements, as well as potential additional costs related to the ETS. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)— Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships by January 1, 2021.

Vessel Recycling Regulations

The EU has adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years— an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major charterers regularly inspect our vessels as a pre-condition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.

All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels are dry docked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes amongst others the handling and management of situations such as mechanical failure and/or physical damage to the ship, collision, third party property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

insurance carriers that also provide insurance coverage for ships owned by affiliated entities, including StealthGas, Imperial Petroleum and private Vafias family interests. Accordingly, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing cover for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss. The vessels are each insured up to at least fair market value, subject to a deductible~~s~~ of $150,000 per incident.

We also maintain Increased Value insurance. Under the Increased Value insurance, in case of total loss of a vessel, we will be able to recover the sum insured under the Increased Value policy in addition to the sum insured under the Hull and Machinery policy. Increased Value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which designed to cover~~s~~ third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “P&I Clubs”. This insurance aims to respond towards third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers and other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs.

Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from $10 million to $30 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $50 million to $100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.

The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $100 million) up to an amount of US $3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market.

As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its financial year results that they are determined by 3 main parameters, i.e., their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. We negotiate the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. We currently compete primarily with owners of drybulk vessels in the handymax and handysize class sizes.

Ownership of crude oil tankers capable of transporting crude oil is highly diversified and is divided among many independent tanker owners. Many oil companies and other oil trading companies, the principal charterers of crude oil tankers, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires drybulk shipping accordingly.

Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30.

The Drybulk Shipping Industry

The global drybulk vessel fleet is divided into four principal categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.

Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products.

Handysize. Handysize vessels have a carrying capacity of between 28,000 and to 40,000 dwt. These vessels are almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Demand for drybulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk vessel capacity, we believe that drybulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.

The Tanker Shipping Industry

In broad terms, demand for oil and oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed in 2018 because of inventory drawdown in crude as well as refined products. In 2019, the decline in seaborne trade was on account of lower refinery runs and weaker economic growth. Refineries underwent maintenance in the first half of 2019 to prepare for low sulfur fuel oil and MGO demand related with IMO 2020 regulations on the control of Sulphur emission, while refinery runs were lower in the second half of 2019 due to weaker economic growth.

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 and 2021 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. In 2022, oil demand

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

and trade improved significantly as Covid-19 restrictions were being eased out and longer haul routes started emerging as a result of the war in Ukraine. Specifically, in 2022, 3,369 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,967 million tons of cargo and products 1,032 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products.

Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers, and as such, they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after BWM Convention came into force in 2019.

The second factor that is likely to impact future vessel supply is the drive to control sulfur emission from ships. Heavy fuel oil (HFO) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO consumed by ships has been about 3.5% until the end of 2019. It is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.

Vessel chartering

Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment (“COA”) or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, tankers are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

Market cyclicality and trends

The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in the first half of 2020; before declining sharply in the second half of 2020 and remaining at low levels in 2021 and early 2022, before significantly improving in the second half of 2022 and the first quarter of 2023. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility.

At the same time, the supply of tankers vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or more later when demand growth for vessels may have slowed down thus creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.

Drybulk Charter Hire Rates Charter hire rates fluctuate by varying degrees among drybulk vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for drybulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different drybulk vessel categories. However,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indexes issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Legal Proceedings

To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.

See Note 10 “Commitments and Contingencies” to the Unaudited Condensed Consolidated Financial Statements of C3is Inc. included elsewhere in this prospectus included elsewhere in this prospectus.

Properties

Other than our vessels, we do not own any material property.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers. The business address for each director and executive officer is the address of our principal executive office which is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry Vafias	45	Non-Executive Chairman, Class III Director	2022	2026
Dr. Diamantis Andriotis	41	Chief Executive Officer, President and Class I Director	2022	2025
John Kostoyannis	56	Class II Director	2023	2024
George Xiradakis	57	Class III Director	2023	2026
Nina Pyndiah	59	Chief Financial Officer

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias is Non-executive Chairman of the Board of our company. He has also been Chairman of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum Inc., which is listed on the Nasdaq Capital Market, since its inception in May 2021 and the President and Chief Executive Officer and a member of the Board of Directors of StealthGas Inc., which is listed on the Nasdaq Global Select Market, since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the drybulk, tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Stealth Maritime and Brave Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Brave Maritime and served as manager for the sale and purchase departments of both Stealth Maritime and Brave Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Dr. Diamantis Andriotis has been our Chief Executive Officer, President and a member of the Board of Directors of our company since its inception in July 2022. Since 2008, Dr. Andriotis has worked for Stealth Maritime Corporation SA, where he holds the position of the Chief Executive Officer, and since 2014 he has been the Chief Technical Officer of StealthGas Inc. He has actively participated in the design of several new ships towards improved efficiency, reduced environmental footprint and maximizing operability as well as compliance with chartering requirements. Working for Vafias family companies he has contributed to the expansion of the fleet having gained extensive experience in every aspect of ship management. Dr. Andriotis studied Mechanical Engineering at City University, London. His Doctorate degree, under sponsorship by the world’s largest marine engine manufacturer, MAN B&W, involved experimental and numerical investigations of Diesel Engine fuel systems. During and after his PhD he performed research at City University for various companies including Caterpillar (USA) and participated to various projects like the DTi project for the design of radically low emission diesel fuels. Dr. Andriotis is an active member of the committees of the leading classification societies as well as other shipping industry organizations.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

John Kostoyannis has served on our Board of Directors since June 2023. He has also been a member of the Board of Directors of Imperial Petroleum since 2021 and StealthGas since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

George Xiradakis has served on our Board of Directors since 2023. He has also been a member of the Board of Directors of Imperial Petroleum since 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a Board Member of other US listed shipping companies.

Nina Pyndiah is our Chief Financial Officer following the completion of the Spin-Off. Ms. Pyndiah is a Certified Internal Auditor (CIA), with over 30 years’ experience in private, public and industry practices in London and Athens. Her areas of expertise include Internal Audit, External Audit, Financial Controller, Internal Controls over Financial Reporting (ICFR), Accounting and Investigations. She has been the Internal Auditor of StealthGas Inc. since 2006. Ms. Pyndiah is a member of the Institute of Internal Auditors.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Imperial Petroleum or its affiliates. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of Imperial Petroleum and its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there are no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties are subject to the ongoing oversight of our board of directors.

Board of Directors

We have four members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 12, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2024, the term of our Class II director expires in 2025 and the term of our Class III directors expires in 2026.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

We are a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq Capital Market. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the Nasdaq Capital Market rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq Capital Market permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the Nasdaq Capital Market. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently intend to have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members and a board of directors composed of two independent and two non-independent directors, whereas a domestic U.S. public company would be required to have a majority of independent members. In addition, in lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of the Audit Committee will be George Xiradakis (Chairman), and John Kostoyannis. The Nominating and Corporate Governance Committee consists of John Kostoyannis (Chairman) and George Xiradakis. The Compensation Committee consists of George Xiradakis (Chairman) and John Kostoyannis. Each of the directors on the Audit Committee has been determined by our Board of Directors to be independent.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that George Xiradakis is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors,

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•

reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board;

•

retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

Code of Ethics

We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC, copies of which are available on our website: http://c3is.pro under “Company Profile – Corporate Governance” and upon written request by our stockholders at no cost.

Director and Executive Compensation

Our Chief Executive Officer who also serves as a Board Director will not receive additional compensation for his service as a director. Our Non-Executive Chairman, Harry Vafias, will receive compensation for his service as a director of €72,000 per annum and each independent director will receive fees of €25,000 per annum plus reimbursement of their out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

We have no direct employees. The services of our Chief Executive Officer and Chief Financial Officer will be provided under the management agreement with Brave Maritime initially for the first 12 months following the spin-off and then our Board will agree upon any additional management compensation. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. We expect to pay to Brave Maritime €0.4 million per year for the services of our executive officers. Prior to the Spin-Off, neither we nor Brave Maritime paid any compensation to our executive officers.

Our executive officers and directors are also eligible to receive awards under our contemplated equity compensation plan described below under “—Equity Compensation Plan.” We have not granted any awards to directors or officers of the Company.

Equity Compensation Plan

We have adopted an equity compensation plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 10% of the number of common shares outstanding at the time any award

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

Employees

We have no salaried employees. Our manager employs and provides us with the services of our Chief Executive Officer, Chief Financial Officer and any other management executives the Company may require. In each case their services are provided under the management agreement with Brave Maritime. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. For our compensation expenses, pursuant to our management agreement, we will initially reimburse Brave Maritime for its payment of the compensation of our Chief Executive Officer and Chief Financial Officer for the first 12 months following the spin-off and then our Board will agree upon any further management compensation

As of September 1, 2023, 28 officers and 37 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to the Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it is consummated.

Contribution and Distribution Agreement

We entered into the Contribution and Distribution Agreement with Imperial Petroleum in connection with the Spin-Off. The Contribution and Distribution Agreement sets forth the agreements between us and Imperial Petroleum regarding the contribution of the subsidiaries owning the vessels comprising our initial fleet and $5,000,000 in cash for working capital, which were the principal transaction necessary to separate us from Imperial Petroleum. The Contribution and Distribution Agreement also provides that Imperial Petroleum receive 600,000 shares of our Series A Convertible Preferred Shares, which it did not distribute in the Spin-Off and continues to own. See “Description of Capital Stock—Series A Convertible Preferred Shares.”

The Contribution and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and Imperial Petroleum, if any. Following the Spin-Off, Imperial Petroleum and C3is will operate independently, and neither will have any ownership interest in the other, other than C3is Inc.’s ownership of the Series A Convertible Preferred Shares, nor will there be any other ongoing relationships between Imperial Petroleum and C3is after the separation.

On the distribution date, Imperial Petroleum distributed to its stockholders and warrant holders all 3,182,932 of our common shares then outstanding, with one of our common shares being distributed for every 8 shares of Imperial Petroleum common stock held by Imperial Petroleum stockholders or purchasable pursuant to outstanding Warrants of Imperial Petroleum held by the warrant holders.

The Contribution and Distribution Agreement provides that the Spin-Off and the transfer of two of Imperial Petroleum’s drybulk vessel-owning subsidiaries to us is subject to, among other things, the approval of Imperial Petroleum’s Board of Directors, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement. The fulfillment of the foregoing conditions did not create any obligation on the part of Imperial Petroleum to effect the Spin-Off. Imperial Petroleum has the right not to complete the Spin-Off if, at any time, the board of directors of Imperial Petroleum had determine, in its sole discretion, that the Spin-Off is not in the best interests of Imperial Petroleum or its stockholders, or that market conditions are such that it was not advisable to effect the Spin-Off.

We and Imperial Petroleum agreed to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Contribution and Distribution Agreement. The Contribution and Distribution Agreement provided that it may have been terminated by Imperial Petroleum at any time prior to the separation by and in the sole discretion of Imperial Petroleum without the approval of us or the stockholders of Imperial Petroleum.

Any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and Imperial Petroleum and its subsidiaries and other affiliates (other than us and our affiliates), on the other hand, terminated as of the distribution date.

Management Affiliations

Harry Vafias, the Chairman, President and Chief Executive Officer of Imperial Petroleum and our Non-Executive Chairman, is an officer, director and the sole shareholder of Flawless Management Inc., one of

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

our stockholders. He is also the son of the principal and founder of Brave Maritime, which is our management company. In addition, he acts as President, Chief Executive Officer and Chief Financial Officer of StealthGas Inc.

Management and Other Fees

We have entered into a management agreement with Brave Maritime, pursuant to which Brave Maritime provides us with technical, administrative, commercial and certain other services, on substantially the same terms, including the same fee levels, as these services were provided to the vessel-owning subsidiaries of Imperial Petroleum that were contributed to us in connection with the Spin-Off. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum paid Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime, and Stealth Maritime subcontracted these services to Brave Maritime for the same amount. In relation to the technical services, Brave Maritime is in general responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Brave Maritime will pay third parties and receive reimbursement from us. Under the management agreement Brave Maritime may subcontract certain of its obligations. For our tanker, Brave Maritime subcontracts these services to its affiliate Stealth Maritime.

Brave Maritime (and Stealth Maritime, through Brave Maritime, prior to the Spin-Off) also provides crew management services to certain of our vessels. The majority of these services have been subcontracted to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Brave Maritime. The Company pays to Brave Maritime a fixed monthly fee of $2,500 per vessel for these crew management services. For the six months ended June 30, 2023 and six months ended June 30, 2022, crew management fees were $0.03 million and $0.012 million, respectively. For the period ended December 31, 2021 crew management fees were $0.012 million. For the period January 1, 2022 to October 18, 2022 (Predecessor) and for the period July 25, 2022 to December 31, 2022 crew management fees were $0.02 million and $0.01 million, respectively. As of December 31, 2022 and September 1, 2023, each of our vessels were being manned by Hellenic Manning Overseas Inc.

For the six months ended June 30, 2023, and June 30, 2022 (Predecessor), respectively as well as for the periods January 1, 2022 to October 18, 2022 (Predecessor) and for the period July 25, 2022 to December 31, 2022 and period ended December 31, 2021, Brave Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, in each case, pro-rated for the calendar days vessels were owned, with respect to the vessels in our fleet. For the period June 1, 2023 to June 21, 2023, date that Spin-Off was completed, as well as for the period July 25, 2022 to December 31, 2022 Brave Maritime received this fee through Stealth Maritime.

Under the management agreement with Brave Maritime, Brave Maritime arranges for supervision onboard of the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, we will be charged $500 for each additional day. We pay our manager, Brave Maritime, a commission equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Under the management agreement we entered into with Brave Maritime in conjunction with the Spin-Off, we pay management fees at the same rate as Stealth Maritime had been paid for these services by Imperia Petroleum..

The management fees—related party for the six months ended June 30, 2023 and six months ended June 30, 2022 (Predecessor) were $0.2 million and $0.1 million, respectively, while for the period January 1, 2022 to

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

October 18, 2022 (Predecessor) and for the period July 25, 2022 to December 31, 2022 were $0.20 million and $0.08 million, respectively. For the period ended December 31, 2021 were $0.1 million.

We reimburse Brave Maritime for its payment for services related to our executive officers approximately €0.4 million for the first year after the Spin-off.

Additional vessels that we may acquire in the future may be managed by Brave Maritime or other affiliated or unaffiliated management companies.

Under the management agreement we agree to keep Brave Maritime and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the management agreement and against and in respect of all costs, loss, damages, and expenses, which they may suffer or incur, during the course of the performance of the management agreement.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2026 and will be extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term.

Brave Maritime may terminate the management agreement prior to the end of its term if any money payable by us is not paid within 30 days following demand by Brave Maritime. The management agreement will also terminate (1) upon an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of us or Brave Maritime (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if we or Brave Maritime suspends payment, ceases to carry on business, or makes any special arrangement or composition with creditors or (2) in the case of the sale of all of our vessels or if all of our vessels become a total loss or are declared as a constructive or compromised or arranged total loss or are requisitioned.

Vessel Acquisition

On July 7, 2023, we entered into an agreement to acquire one Aframax oil tanker, built at Samsung shipyard, South Korea in 2010, with a cargo carrying capacity of approximately 115,800 dwt, from Imperial Petroleum Inc. for a purchase price of $43 million. Payment of 10% of the purchase price was effected, with the remaining balance due no later than one year after delivery of the vessel, which took place on July 14, 2023. The vessel is currently trading in the spot market. The transaction was approved by the Company’s audit committee comprised of independent directors.

Office Space

Brave Maritime provides the office space to us without charge for the first year after the completion of the Spin-Off, and thereafter the lease rate will be €5,000 per month.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Common Shares of all of our directors and officers, by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding common shares and by and all of our directors and executive officers and 5% holders as a group. All of our holders of common shares, including the shareholders listed in this table, are entitled to one vote for each common share held.

Information for certain holders is based on their latest filings with the Securities and Exchange Commission with respect to Imperial Petroleum common stock or information delivered to us.

	Common Shares Beneficially owned
Name of Beneficial Owner	Number	Percentage Prior to the offering	Percentage following the offering
5% Beneficial Owners
Imperial Petroleum Inc.(1)	14,285,714	64.3%	%
Executive Officers and Directors
Harry Vafias	100,856	1.3%	*
Dr. Diamantis Andriotis	—	—	*
John Kostoyannis	12	*	*
George Xiradakis	—	—	*
Nina Pyndiah	—	—	*
All executive officers and directors as a group (five persons)	100,868	1.3%	*

*	Less than 1%.
(1)

Based on a Schedule 13D filed with the SEC on July 28, 2023, Imperial Petroleum Inc. owns 600,000 Series A Convertible Preferred Shares. Through its beneficial ownership of our Series A Convertible Preferred Shares, Imperial Petroleum is entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30; provided however, that voting rights may not be exercised pursuant to Series A Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Our Series A Convertible Preferred Shares may be converted into our common shares, at Imperial Petroleum’s option at a conversion price currently equal to $1.05. The conversion price will be adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including this offering.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws. You should be aware that the BCA differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings and Voting Rights

Held at a time and place as designated or in the manner provided in the bylaws.	Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or outside the Republic of the Marshall Islands.	May be held within or outside Delaware.

Notice:

Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Notice: vote shall constitute a quorum but in no event shall a

A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting.

Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.

Each shareholder entitled to vote may authorize another person to act for him by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Marshall Islands	Delaware

Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.

Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.

Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy.

The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Except as otherwise required by the BCA or the articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and, except as required or permitted by the BCA or the articles of incorporation, any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon	Unless otherwise specified in the certificate of incorporation or bylaws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders.

The articles of incorporation may provide for cumulative voting.	The certificate of incorporation may provide for cumulative voting.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares, subject to exceptions.	Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:	The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Alters or abolishes any preferential right of any outstanding shares having preferences; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Marshall Islands	Delaware

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.	operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Attorney’s fees may be awarded if the action is successful.

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less.

Directors

Board must consist of at least one member.	Board must consist of at least one member.

Removal:	Removal:

•  Any or all of the directors may be removed for cause by vote of the shareholders.

•  If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Marshall Islands	Delaware
director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Number of board members may be fixed by the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

Number of board members may be changed by amendment of the bylaws, by the shareholders or by action of the board under specific provision of a bylaw; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

Duties of Directors

Members of a board of directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	The business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the material terms and provisions of our capital stock. For the complete terms of our capital stock, please refer to the forms of our amended and restated articles of incorporation and our amended and restated by-laws, which have been filed as an exhibit hereto. The Marshall Islands Business Corporations Act, or BCA, may also affect the terms of these securities.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of September 1, 2023, we also had outstanding Class A Warrants to purchase up to 4,765,000 shares of common stock at an exercise price of $1.05 per share.

Common Stock

As of December 31, 2022, we had 500 common shares issued and outstanding, par value $0.0001, which were subsequently cancelled. Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which 7,947,681 were issued and outstanding as of September 1, 2023. As of September 1, 2023, we also had outstanding Class A Warrants to purchase up to 4,765,000 shares of common stock at an exercise price of $1.05 per share.

Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.

Prior to the time of the Spin-Off, our stockholders will also approve the amendment of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-five hundred, with the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of the Spin-Off.

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of December 31, 2022 and of which 600,000 shares are designated as Series A Convertible Preferred Shares all of which were issued and outstanding on September 1, 2023. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common shares. See “Description of Series A Convertible Preferred Shares” below.

Distribution Agent, Transfer Agent and Registrar

Equiniti Trust Company, LLC serves as transfer agent and registrar for the C3is common shares and warrant agent for the Class A Warrants.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Listing

Our common shares are listed on the Nasdaq Capital Market under the symbol “CISS.”

Warrants

General. As of September 1, 2023, we had outstanding Class A Warrants to purchase up to 4,765,000 shares of common stock at an exercise price of $1.05 per share.

The following summary of certain terms and provisions of the Class A Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Class A Warrants, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Exercisability. The Class A Warrants are exercisable at any time after their original issuance, of July 5, 2023, up to the date that is five years after their original issuance (July 5, 2028). The Class A Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common stock underlying the Class A Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the common stock underlying the Class A Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Class A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Class A Warrant. No fractional shares of common stock will be issued in connection with the exercise of a Class A Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the Class A Warrants that would result in the holder beneficially owning in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Class A Warrants is $1.05 per share. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable laws, the Class A Warrants, may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Class A Warrants. Without an active trading market, the liquidity of the Class A Warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the Class A Warrants, or by virtue of such holder’s ownership of our common stock, the holder of a Class A Warrant, does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants, and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Class A Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant, in the event of certain fundamental transactions, the holders of the Class A Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants on the date of consummation of such transaction.

Governing Law. The Class A Warrants and related warrant agency agreement are governed by New York law.

Series A Convertible Preferred Shares

General. We have 600,000 Series A Convertible Preferred Shares authorized, and 600,000 Series A Convertible Preferred Shares issued and outstanding, all of which are held by Imperial Petroleum. The Series A Convertible Preferred Shares entitle the holder thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. The Series A Convertible Preferred Shares are fully paid and nonassessable. Each share of Series A Convertible Preferred Shares has a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared.

The Series A Convertible Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Convertible Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. We have no obligation to redeem or repurchase any Series A Convertible Preferred Shares at any time.

Liquidation Preference. The holders of issued and outstanding Series A Convertible Preferred Shares are entitled, upon the occurrence of a Liquidation Event (as defined below), to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. In the event that our assets available for distribution to holders of the issued and outstanding Series A Convertible Preferred Shares and any Parity Securities (as defined below) are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Convertible Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding shares of Series A Convertible Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities (as defined below) then issued and outstanding according to their respective rights. “Liquidation Event” for purposes of the Series A Convertible Preferred Shares is any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Company nor the consolidation or merger of the Company with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

Dividends. Cumulative dividends on our Series A Convertible Preferred Shares are payable in cash or, at our election, in our common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date, quarterly on each January 15, April 15, July 15 and October 15, commencing October 15, 2023, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. The dividend rate for our Series A Convertible Preferred

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares is 5.0% per annum per $25.00 of liquidation preference per share (equal to $1.25 per annum per share) and is not subject to adjustment.

No dividend may be declared or paid or set apart for payment on any Junior Securities (as defined below) (other than dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series A Convertible Preferred Shares and any Parity Securities (as defined below) through the most recent respective dividend payment dates.

Conversion. Our Series A Convertible Preferred Shares are convertible into our common shares at the holder’s option at any time and from time to time, commencing 90 days after the original issue date of the Series A Convertible Preferred Shares, at a conversion price equal to 150% of the volume weighted average price per Common Share over the five consecutive trading day period commencing on the trading day immediately succeeding the original issuance date of the Series A Convertible Preferred Shares (adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price is adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Stock on June 21, 2023, and, accordingly, has been adjusted to $1.05, the offering price to the investor of the units, comprised of one share of Common Stock and one Class A Warrant to purchase one share of Common Stock for $1.05 per share, in the Company’s registered public offering consummated on July 5, 2023. The conversion price will be further adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including this offering.

Voting. The Series A Convertible Preferred Shares entitle Imperial Petroleum to a number of votes equal to the number of our common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Convertible Preferred Shares, voting as a single class, we may not (i) adopt any amendment to our articles of incorporation or Statement of Designations that adversely affects the Series A Convertible Preferred Shares, (ii) issue any Parity Securities if the cumulative dividends payable on outstanding Series A Convertible Preferred Shares are in arrears, (iii) create or issue any Senior Securities, (iv) effect, or enter into any agreement to effect, a change of control or sale of all or substantially all of the Company’s consolidated assets or (v) modify or change the nature of the Company’s or any subsidiary’s business.

Ranking. The Series A Convertible Preferred Shares, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•

senior to all classes of our common shares, and to each other class or series of shares established after the initial issue date of the Series A Convertible Preferred Shares by our board of directors, the terms of which class or series expressly provide that it is made junior to the Series A Convertible Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Junior Securities”);

•

on a parity with any class or series of shares established after the initial issue date of the Series A Convertible Preferred Shares by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A Convertible Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•

junior to (i) all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Convertible Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

Under the Statement of Designations, we may issue Junior Securities and Parity Securities from time to time in one or more series without the consent of the holders of the Series A Convertible Preferred Shares. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue additional Senior Securities is limited as described above.

Transferability; Other. The Series A Convertible Preferred Shares are not transferable, and we do not intend to list the Series A Convertible Preferred Shares on any securities exchange or other trading market. Imperial Petroleum will have customary demand and piggyback registration rights with respect to the common shares into which the Series A Convertible Preferred Shares are convertible.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws are filed as Exhibit 3.1 and 3.2 respectively, hereto.

Purpose.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors.

Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment.

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii)

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions.

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which 600,000 shares have been designated Series A Convertible Preferred Stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors.

Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors.

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Calling of Special Meetings of Stockholders.

Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations.

Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•

persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•

the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•

following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder at the time the Spin-Off Distribution was consummated.

Material Contracts

We have entered into a management agreement with Brave Maritime, as described in “Related Party Transactions – Management Arrangements” and a vessel acquisition agreement, as described in “Related Party Transactions – Vessel Acquisition.” There are no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we face risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Our operations may be affected from time to time in varying degrees by these risks but their overall effect on us is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:

Interest Rate Fluctuation Risk

The international shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. We expect that our future debt arrangements will usually contain interest rates that fluctuate with SOFR.

We will be subject to market risks relating to changes in interest rates because we expect to have floating rate debt outstanding when we borrow under future credit facilities. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we may use derivative financial instruments.

Inflation Risk

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, which would increase the interest rates payable under any floating rate financing agreements we enter into in the future. To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and financing expenses. Inflation has been increasing throughout the world economy and if these conditions continue could result in further increased operating and financing expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Inflation” for additional information.

Foreign Exchange Rate Risk

The international shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incurred approximately, 20.8%, 16.8%, 28.5% and 19.2% of our vessel running, management, drydocking, voyage and any other expenses required for our operations for the six months ended June 30, 2023, for the six months ended June 30, 2022 (Predecessor), and for the periods January 1, 2022 to October 18, 2022

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

(Predecessor) and July 25, 2022 to December 31, 2022, respectively, in currencies other than U.S. dollars. On June 30, 2023, June 30, 2022, on October 18, 2022 (Predecessor) and on December 31, 2022, approximately 32.2%, 57.7%, 29.9% and 42.9%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros and in Japanese Yen. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain/(loss) for the six-months ended June 30, 2023, for the six-months ended June 30, 2022 (Predecessor), and for the periods January 1, 2022 to October 18, 2022 (Predecessor) and July 25, 2022 to December 31, 2022 was $1,380, $5,844, $15,221 and $(359), respectively.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

We are offering up to Units, each   Unit consisting of one Common Share and one Class B Warrant to purchase one Common Share. We are also offering to each purchaser whose purchase of common shares in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Units containing pre-funded warrants in lieu of common shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common shares. For each pre-funded warrant we sell (without regard to any limitation on exercise set forth therein), the number of common shares we are offering will be decreased on a one-for-one basis. Because one Class B Warrant is being sold together in this offering with each common share or, in the alternative, each pre-funded warrant to purchase one common share, the number of Class B Warrants sold in this offering will not change as a result of a change in the mix of the common shares and pre-funded warrants sold. The Units have no standalone rights and will not be certificated or issued as standalone securities. The Common Shares or pre-funded warrants and Class B Warrants comprising the Units are immediately separable and will be issued separately in this offering.

Common Shares

Please see the section titled “Description of Capital Stock” in this prospectus for a description of the material terms of our Common Shares and our Articles of Incorporation and Bylaws.

Pre-Funded Warrants

The following summary of certain terms and provisions of the pre-funded warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to the form of the pre-funded warrants, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $0.01. The exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder will not have the right to exercise any portion of the pre-funded warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any pre-funded warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage. The pre-funded warrants will be immediately exercisable and may be exercised at any time until they are exercised in full. Pursuant to a warrant agency agreement between us and Equiniti Trust Company, LLC, as warrant agent, the pre-funded warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian, on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

If, at the time a holder exercises its pre-funded warrants, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the pre-funded warrants.

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

We do not intend to apply for the listing of the pre-funded warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the pre-funded warrants will be limited. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of our common shares, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant. The pre-funded warrants are governed by New York law.

Class B Warrants

The following summary of certain terms and provisions of the Class B Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to the form of the Class B Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Each Class B Warrant entitles its holder to purchase one Common Share at an assumed exercise price of $   per share, subject to adjustment. Each Class B Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date. Each Class B Warrant will be exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased (including any applicable taxes), provided, however, that if at the time of exercise, there is no effective registration statement, or the prospectus contained therein is not available, for the issuance of Common Shares underlying the Class B Warrants, a holder may, in its sole discretion, elect to exercise the Class B Warrant through a cashless exercise, in which case such holder will receive a number of Common Shares determined according to the formula set forth in the form of the Class B Warrant. If the holder of any Class B Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Pursuant to a warrant agency agreement between us and Equiniti Trust Company, LLC, as warrant agent, the Class B Warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian, on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

A holder will not have the right to exercise any portion of Class B Warrants if such holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such exercise, with such percentage to be determined in accordance with the terms set forth in form of the Class B Warrant; provided, however, that a holder may increase such threshold percentage to any other percentage not in excess of 9.99% by giving written notice to the Company.

The exercise price of the Class B Warrants will be adjusted in certain circumstances, including in the event of a stock dividend, stock split, stock combination, certain reclassifications or the pro rata distribution of certain assets by the Company to all holders of the Common Shares, as described in the form of the Class B Warrant.

In certain circumstances involving the reorganization of the Company, including a merger or consolidation, certain tender or exchange offers, a dissolution of the Company following the sale of substantially all of its assets

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

and certain reclassifications, reorganizations or recapitalizations involving the Common Shares, holders of the Class B Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such transaction, as described in the form of the Class B Warrant. Additionally, as more fully described in the Class B Warrants, in the event of certain fundamental transactions, the holders of the Class B Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class B Warrants on the date of consummation of such transaction.

Except as otherwise provided in the terms of the Class B Warrants, a Class B Warrant does not entitle its holder to any of the rights or privileges of a holder of our Common Shares, including, without limitation, the right to receive dividends, the right to vote, the right to receive notice as shareholders in respect of the meetings of shareholders etc.

The Class B Warrants shall be governed by and construed in accordance with the laws of the State of New York, and the state and federal courts sitting in the City of New York shall be the sole and exclusive forum for any action asserting a claim arising out of transactions involving the Class B Warrants.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of the Units consisting of one share of common stock share or one pre-funded warrant to purchase one share of common stock and one Class B Warrant to purchase one share of common stock, and of the ownership, exercise, lapse and disposition of the Class B Warrants and pre-funded warrants, and of the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations.

We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

Marshall Islands Tax Consequences

The following is based on the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

C3is is incorporated in the Marshall Islands. Under current Marshall Islands law, C3is is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by C3is to holders of its common stock that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of C3is common stock will not be subject to Marshall Islands tax on the sale or other disposition of such common stock.

United States Federal Income Tax Consequences

The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury (the “Treasury Regulations”), all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of C3is’s business as described in “Business” above and assumes that C3is will conduct its business as described in that section.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own our common stock, pre-funded warrants, or Class B Warrants as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, regulated investment companies, real estate investment trusts, financial institutions or “financial services entities”, taxpayers who hold common shares as part of a straddle, hedge, conversion transaction or other integrated transaction, taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, taxpayers that own 10% or more, directly or constructively, of the common shares, certain expatriates or former long-term residents of the United States, taxpayers that are subject to the “base erosion and anti-avoidance” tax”, United States Holders (as defined herein) whose functional currency is not the U.S. dollar, and holders of our Series A Convertible Preferred Stock. We have not sought, nor do we intend to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

persons who hold our common shares through such entities. If a partnership holds C3is common stock, pre-funded warrants or Class B Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, pre-funded warrants or Class B Warrants, you are encouraged to consult your tax advisor.

Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our common shares, pre-funded warrants, or Class B Warrants in light of their particular circumstances.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, C3is will be exempt from United States federal income taxation on its U.S.-source shipping income if:

•	C3is is organized in a foreign country, or its country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and either

•

more than 50% of the value of C3is’s stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•

C3is’s stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands jurisdiction where C3is and its shipowning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, C3is will be exempt from United States federal income taxation in any taxable year with respect to our U.S.-source shipping income if C3is satisfies either the 50% Ownership Test or the Publicly-Traded Test for such taxable year.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is does not expect that it will be able to satisfy the 50% Ownership Test for any taxable year due to the anticipated, widely-held nature of its stock.

C3is’ ability to satisfy the Publicly-Traded Test is discussed below.

The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. C3is common stock is “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.

Under the regulations, C3is stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). If C3is common shares, in the aggregate, represent more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, and because C3is common stock is listed on the Nasdaq Capital Market, C3is would satisfy the listing threshold. However, it is possible that C3is’ common stock represents less than 50% of C3is’ outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, and no assurance can be given that C3is will satisfy the listing threshold to qualify for the exemption under Section 883 of the Code for any taxable year. It is further required that with respect to each class of stock relied upon to meet the listing threshold (i)such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). C3is expects to satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as is the case with its common stock, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market, and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury regulations provide that, in pertinent part, a class of a non-U.S. corporation’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the outstanding shares of such class of the corporation’s stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of the corporation’s stock (the “5% Override Rule”).

For purposes of being able to determine the persons who own 5% or more of a class of a corporation’s stock (“5% Stockholders”) the Treasury regulations permit a corporation to rely on Schedule 13D and Schedule 13G filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock, which currently are our sole class of voting stock, other than our Series A Convertible Preferred Stock, which votes in relation the common stock into which it is convertible. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Additionally, we intend to take the position that the pre-funded warrants are a separate class of stock for purposes of the Publicly-Traded Test and that therefore the holders of pre-funded warrants will not be treated as owners of common stock for purposes of determining the percentage of common stock owned by a stockholder under the 5% Override Rule. However, the precise application of these rules to the pre-funded warrants is unclear and the IRS may disagree with this position.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

It is possible that 5% Stockholders may own more than 50% of the C3is common stock. In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if C3is can establish that within the group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Stockholders owning a sufficient number of shares of our common stock would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders. If 5% Stockholders were to own more than 50% of the C3is common stock, there is no assurance that C3is would be able to satisfy the foregoing requirements.

Taxation in Absence of Exemption

If the benefits of Section 883 of the Code are unavailable for any taxable year, C3is’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (“4% gross basis tax regime”). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code are unavailable and C3is’s U.S. source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, C3is may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

C3is’s U.S. source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	C3is has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

Substantially all of C3is’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

C3is does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of C3is’s shipping operations and other activities, C3is believes that none of its U.S. source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether C3is qualifies for exemption under Section 883 of the Code, C3is will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by C3is will be considered to occur outside of the United States.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

United States Federal Income Taxation of U.S. Holders

The following discussion regarding the material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring, and of owning and disposing, our common stock, pre-funded warrants, and Class B Warrants, does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.

As used herein, the term “U.S. Holder” means a beneficial owner of C3is common stock, pre-funded warrants or Class B Warrants that acquired such shares or warrants in the offering and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

If a partnership holds C3is common stock, pre-funded warrants or Class B Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, pre-funded warrants or Class B Warrants, you are encouraged to consult your tax advisor.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one share of common stock or one pre-funded warrant and one Class B Warrant. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such unit between the common stock or pre-funded warrant and Class B Warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to each share of common stock or pre-funded warrant and each Class B Warrant should be the stockholder’s tax basis in such share or pre-funded warrant and each Class B Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the share of common stock or pre-funded warrant and Class B Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the share of common stock or pre-funded warrant and Class B Warrant based on their respective relative fair market values at the time of disposition (as determined by each such unit holder based on all relevant facts and circumstances). The separation of the common stock or pre-funded warrant and the Class B Warrant comprising a Unit should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the common stock, pre-funded warrants and Class B Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Tax Treatment of the Pre-Funded Warrants

We believe that our pre-funded warrants should be treated as our common stock for U.S. federal income tax purposes, rather than as warrants. Assuming this position is upheld, upon the exercise of a pre-funded warrant,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

the holding period of a pre-funded warrant should carry over to the common stock received. Similarly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and the tax basis of a pre-funded warrant should carry over to the common stock received upon exercise, increased by the exercise price of $0.01 per share.

In the event that the exercise price or conversion ratio of pre-funded warrants is adjusted as a result of an action affecting the common stock, such as a dividend being paid on the common stock, a U.S. Holder may be treated as receiving a distribution from us. Such deemed distributions may be treated as a dividend and may be eligible for preferential tax rates, as described in the next section below.

However, our position is not binding on the IRS and the IRS may treat the pre-funded warrants as warrants to acquire our common stock. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the pre-funded warrants. The following discussion assumes our pre-funded warrants are properly treated as our common stock.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by C3is with respect to its common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of C3is’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of C3is’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis their common stock on a dollar-for-dollar basis and thereafter as capital gain. Because C3is is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the C3is common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the C3is common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) are expected generally to be treated as “qualified dividend income” provided certain requirements are met. Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) C3is is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which as discussed below, C3is does not believe it is, has been or will be), (2)the C3is common stock are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the C3is common stock will be listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the C3is common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by C3is that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend”, which is generally a dividend paid by C3is in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted tax basis (or fair market value in certain circumstances) in C3is common stock. If C3is pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.-source income, depending in general upon the ratio for that taxable year of our U.S.-source earnings and profits to our total earnings and

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph), special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale, Exchange or other Disposition of Common Stock

Assuming C3is does not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss for U.S. federal income tax purposes upon a sale, exchange or other disposition of C3is common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Gain or loss realized by a United States holder on the sale or exchange of common stock generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

Exercise of Class B Warrants

A U.S. Holder should not recognize gain or loss on the exercise of Class B Warrants and related receipt of common stock (unless cash is received in lieu of the issuance of a fractional share). A U.S. Holder’s initial tax basis in the common stock received on the exercise of a Class B Warrant should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common stock received will begin on the date on which such U.S. holder acquired its Class B Warrant.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class B Warrants into common stock. The U.S. federal income tax treatment of a cashless exercise of warrants into common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class B Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class B Warrants.

Disposition of Class B Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class B Warrant in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class B Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class B Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Class B Warrants without Exercise

Upon the lapse or expiration of a Class B Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class B Warrant. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Class B Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain Adjustments to the Class B Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the Class B Warrants, or an adjustment to the exercise price of the Class B Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class B Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the stockholders). Adjustments to the exercise price of the Class B Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class B Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock or Class B Warrants in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, C3is will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held C3is common stock, pre-funded warrants or Class B Warrants, either:

•

at least 75% of C3is’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of C3is’s assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

For purposes of determining whether C3is is a PFIC, C3is will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations, in which C3is owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by C3is in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless C3is were treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on C3is’s current and anticipated operations and future projections, C3is does not believe that it was a PFIC for its 2022 taxable year, and does not expect to be a PFIC for the current taxable year. Although there is no legal authority directly on point, and C3is is not relying upon an opinion of counsel on this issue, C3is’s belief is based principally on the position that, for purposes of determining whether C3is is a PFIC, the gross income C3is derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that C3is or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether C3is is a PFIC. C3is believes there is substantial legal authority supporting its position consisting of case law and IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with C3is’s position. In addition, although C3is intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of C3is’s operations will not change in the future.

As discussed more fully below, if C3is were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in C3is common stock, pre-funded warrants or Series A Preferred Stock, then such

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat C3is as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to C3is common stock, as discussed below. In addition, if C3is were to be treated as a PFIC, a U.S. Holder of C3is common stock would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns C3is common stock, pre-funded warrants or Class B Warrants and C3is is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to C3is common stock (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of C3is’s ordinary earnings and of C3is’s net capital gain, if any, for C3is’s taxable year that ends with or within the taxable year of the Electing Holder. C3is’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset C3is’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock). Distributions received from C3is by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of C3is’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in C3is common stock. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of C3is common stock. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding C3is. If we were aware that we were to be treated as a PFIC for any taxable year, we currently expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common stock. A QEF election will not be available with respect to Class B Warrants. The availability of a QEF election with respect to the pre-funded warrants is unclear, and depends upon whether the pre-funded warrants are treated as outstanding common stock for U.S. federal income tax purposes.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to C3is common stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock, respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A mark-to-market election will not be available with respect to the Class B Warrants. The availability of a mark-to-market election with respect to the pre-funded warrants is unclear, and depends upon whether the pre-funded warrants are treated as outstanding common stock, and of the same Class Bs our other common stock, for U.S. federal income tax purposes.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to C3is common stock or, to the extent applicable, pre-funded warrants, or is holding our Class B Warrants (a

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

“Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock, pre-funded warrants or Class B Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock, pre-funded warrants or Class B Warrants), and (ii) any gain realized on the sale or other disposition of the common stock, pre-funded warrants or Class B Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock, pre-funded warrants or Class B Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning C3is common stock, pre-funded warrants or Class B Warrants, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common stock, pre-funded warrants or Class B Warrants.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of common stock, pre-funded warrants or Class B Warrants. U.S. Holders are encouraged to consult their tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common stock, pre-funded warrants and Class B Warrants.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of C3is common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from C3is with respect to its common stock, unless such income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock, Pre-Funded Warrants or Class B Warrants

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of C3is common stock, pre-funded warrants or Class B Warrants, unless:

•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

disposition of the stock, pre-funded warrants or Class B Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

If a stockholder sells C3is common stock, pre-funded warrants or Class B Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the stockholder certifies that it is a non-U.S. person, under penalties of perjury, or the stockholder otherwise establishes an exemption. If a stockholder sells C3is common stock, pre-funded warrants or Class B Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells C3is common stock, pre-funded warrants or Class B Warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the stockholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, C3is common stock, pre-funded warrants or Class B Warrants, unless C3is common stock, pre-funded warrants or Class B Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their tax advisors regarding their reporting obligations under Section 6038D of the Code.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is encourages each stockholder and warrant holder to consult with his, her or its tax advisor as to particular tax consequences to it of acquiring, holding and disposing of C3is common stock, pre-funded warrants and Class B Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we have engaged Maxim Group LLC to act as our exclusive placement agent (the “Placement Agent”) to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, it is possible that we will not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all investors in this offering under federal securities and state law, the investors which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. Investors who do not enter into a securities purchase agreement with us shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus starting on or about      , 2023.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee of up to 7% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the Placement Agent for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the Placement Agent, up to $75,000.

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Unit including Common Shares	Per Unit including Pre-Funded Warrants	Total
Public Offering Price(1)	$	$	$
Placement Agent fees(1)(2)	$	$	$
Proceeds, before expenses, to us(1)	$	$	$

(1)

Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the amounts set forth above.

(2)

The Placement Agent fees shall equal up to 7.0 % of the gross proceeds of the securities sold by us in this offering. The Placement Agent will receive compensation in addition to the Placement Agent fees described above.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Placement Agent fees, will be approximately $475,000 all of which are payable by us. This figure includes the Placement Agent’s accountable expenses, including, but not limited to, legal fees for Placement Agent’s legal counsel, that we have agreed to pay at the closing of the offering up to an aggregate expense reimbursement of $75,000.

Lock-Up Agreements

We and Imperial Petroleum and each of our officers and directors have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

our Common Shares or other securities convertible into or exercisable or exchangeable for our Common Shares for a period of 90 days after this offering is completed without the prior written consent of the Placement Agent.

The Placement Agent may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Placement Agent will consider, among other factors, the reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Determination of Offering Price and Class B Warrant Exercise Price

The actual public offering price of the securities we are offering, and the exercise price of the Class B Warrants included in the Units that we are offering, were negotiated between us and the investors in the offering based on the trading of our Common Shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the Class B Warrants included in the Units that we are offering include our history and prospects, the stage of development of our business, our plans for the future of our business and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant including trends and fundamentals in the shipping markets, including in particular for tanker vessels.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as placement agent and should not be relied upon by investors.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain Relationships

The Placement Agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they may receive customary fees and commissions. Maxim acted as the sole placement agent in connection with our public offering that we consummated in July 2023, for which it received compensation.

Selling Restrictions

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the securities has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

1.	you confirm and warrant that you are either:

a.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

b.

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

c.	a person associated with the company under section 708(12) of the Corporations Act; or

d.

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

2.

you warrant and agree that you will not offer any of the securities for resale in Australia within 12 months of that securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal adviser.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any securities being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong. The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares and Class B Warrants is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisers, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our executive office is located outside of the United States in Athens, Greece. Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

Certain legal matters with respect to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain matters of U.S. Federal and New York law are being passed upon for us by Goodwin Procter LLP, New York, New York. The placement agent is being represented by Ellenoff Grossman & Schole LLP.

EXPERTS

The combined financial statements of C3is Inc. Predecessor as of December 31, 2021 and for the period from March 12, 2021 (inception date) to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022 included in this prospectus have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of C3is Inc. as of December 31, 2022 and for the period from July 25 2022 (date of incorporation) to December 31, 2022 included in this prospectus have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares being distributed pursuant to this prospectus, you may wish to review the full registration statement, including its exhibits.

We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, are required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses which are expected to be incurred by us in connection with the securities being registered hereby.

SEC registration fee	$
Nasdaq listing fee		—
FINRA Filing Fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent fees
Miscellaneous

Total		$475,000

*	All amounts are estimated, except the SEC registration fee, Nasdaq listing fee and FINRA filing fee.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

INDEX TO FINANCIAL STATEMENTS

Page
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.

Unaudited condensed consolidated balance sheets as of December 31, 2022 and June 30, 2023	F-2
Unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2023	F-3
Unaudited condensed consolidated statement of stockholders’ equity for the six-month period ended June 30, 2023	F-4
Unaudited condensed consolidated statement of cash flows for the six-month period ended June 30, 2023	F-5
Notes to the unaudited interim condensed consolidated financial statements	F-6

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS OF C3IS INC. PREDECESSOR

Page

Unaudited interim condensed combined balance sheets as of December 31, 2021 and June 30, 2022	F-13
Unaudited interim condensed combined statements of comprehensive income for the period from March 12, 2021 to June 30, 2021 and for the six-month period ended June 30, 2022	F-14
Unaudited interim condensed combined statements of changes in stockholders’ equity for the period from March 12, 2021 to June 30, 2021 and for the six-month period ended June 30, 2022	F-15
Unaudited interim condensed combined statements of cash flows for the period from March 12, 2021 to June 30, 2021 and for the six-month period ended June 30, 2022	F-16
Notes to the unaudited interim condensed combined financial statements	F-17

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.
Report of Independent Registered Public Accounting Firm	F-22
Consolidated Balance Sheet as of December 31, 2022	F-23
Consolidated Statement of Comprehensive Income for the Period from July 25, 2022 to December 31, 2022	F-24
Consolidated Statement of Changes in Equity for the Period from July 25, 2022 to December 31, 2022	F-25
Consolidated Statement of Cash Flows for the Period from July 25, 2022 to December 31, 2022	F-26
Notes to the Consolidated Financial Statements	F-27

AUDITED COMBINED FINANCIAL STATEMENTS OF C3IS INC. PREDECESSOR

Page

Report of Independent Registered Public Accounting Firm	F-35
Combined balance sheet as of December 31, 2021	F-36
Combined statements of comprehensive income for the period from March 12, 2021 to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022	F-37
Combined statements of changes in stockholders’ equity for the period from March 12, 2021 to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022	F-38
Combined statements of cash flows for the period from March 12, 2021 to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022	F-39
Notes to the combined financial statements	F-40

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Unaudited condensed consolidated balance sheets

As of December 31, 2022 and June 30, 2023

(Expressed in United States Dollars, Except for share Data)

		December 31, 2022	June 30, 2023
Assets
Current assets
Cash and cash equivalents		—	5,000,000
Trade and other receivables		674,827	928,857
Due from related parties	(Note 3)	146,708	162,917
Advances and prepayments		36,340	163,864
Inventories		165,645	153,919

Total current assets		1,023,520	6,409,557

Non current assets
Vessels, net	(Note 4)	38,836,151	37,496,023

Total non current assets		38,836,151	37,496,023

Total assets		39,859,671	43,905,580

Liabilities and net parent investment
Current liabilities
Trade accounts payable		792,142	670,889
Payable to related party	(Note 3)	—	386,066
Accrued and other liabilities	(Note 5)	173,324	282,045

Total current liabilities		965,466	1,339,000

Total liabilities		965,466	1,339,000

Commitments and contingencies	(Note 10)

Former Parent Company investment		38,894,205	—
Capital stock, December 31, 2022: $0.0001 par value, 500 shares authorized, issued and outstanding, June 30, 2023: $0.01 par value, 2,000,000,000 shares authorized, 3,182,932 issued and outstanding (Note 7)		—	31,829
Preferred Stock, 200,000,000 shares authorized (Note 7)
Preferred stock, Series A, $0.01 par value, zero and 600,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively (Note 7)		—	6,000
Additional paid-in capital		—	42,531,317
Accumulated deficit		—	(2,566)

Total stockholders’ equity		38,894,205	42,566,580

Total liabilities and stockholders’ equity		39,859,671	43,905,580

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Unaudited condensed consolidated statement of comprehensive income

For the six-month period ended June 30, 2023

(Expressed in United States dollars)

		Six-month period ended June 30, 2023
Revenues
Revenues	(Note 9)	4,855,097

Total revenues		4,855,097

Expenses
Voyage expenses		(399,690)
Voyage expenses – related party	(Note 3)	(58,937)
Vessel operating expenses		(1,840,172)
Vessel operating expenses – related party	(Note 3)	(30,000)
Dry-docking costs		(174,149)
Depreciation	(Note 4)	(1,340,128)
Management fees – related party	(Note 3)	(159,280)
General and administrative expenses	(Note 3)	(465,267)

Total expenses		(4,467,623)

Income from operations		387,474

Other (expenses)/income
Interest and finance costs		(729)
Foreign exchange gain		1,380

Other expenses, net		651

Net income		388,125

Other comprehensive income		—

Total comprehensive income		388,125

Earnings per common share, basic	(Note 8)	0.12

Earnings per common share, diluted	(Note 8)	0.02

Weighted average number of common shares, basic	(Note 8)	3,182,932

Weighted average number of common shares, diluted	(Note 8)	17,468,646

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Unaudited condensed consolidated statement of stockholders’ equity

For the six-month period ended June 30, 2023

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Preferred stock		Additional paid-in capital	Accumulated deficit	Former Parent Company Investment	Total
	Number of Shares	Amount	Number of Shares	Amount
Balance, December 31, 2022	500	—	—	—	—	—	38,894,205	38,894,205
Net increase in former Parent Company investment	—	—	—	—	—	—	3,305,083	3,305,083
Net income for the period from January 1, 2023 to Spin-Off	—	—	—	—	—	—	390,691	390,691
Cancellation of capital stock	(500)	—	—	—	—	—	—	—
Capitalization at Spin-Off, including issuance of capital stock	3,182,932	31,829	—	—	29,922,150	—	(29,953,979)	—
Issuance of preferred stock as part of Spin-Off	—	—	600,000	6,000	12,630,000	—	(12,636,000)	—
Net loss for the period from the Spin-Off to June 30, 2023	—	—	—	—	—	(2,566)	—	(2,566)
Dividends on Series A Preferred Shares	—	—	—	—	(20,833)	—	—	(20,833)

Balance, June 30, 2023	3,182,932	31,829	600,000	6,000	42,531,317	(2,566)	—	42,566,580

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Unaudited condensed consolidated statement of cash flows

For the six-month period ended June 30, 2023

(Expressed in United States Dollars)

Six-month period ended June 30, 2023
Cash flows from operating activities:
Net income	388,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,340,128
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(254,030)
Advances and prepayments	(127,524)
Inventories	11,726
Increase/(Decrease) in
Trade accounts payable	(121,253)
Balances with related parties	349,024
Accrued liabilities	108,721

Net cash provided by operating activities	1,694,917

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083

Net cash provided by financing activities	3,305,083

Net increase in cash and cash equivalents	5,000,000

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	5,000,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Notes to the unaudited interim condensed consolidated financial statements

(Expressed in United States dollars)

1.	Basis of Presentation and General Information

C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in the 2 subsidiaries noted below (“the Subsidiaries”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for 3,182,932 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc. distributed the 3,182,932 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of C3is and its wholly owned Subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and liabilities of the Subsidiaries from their dates of incorporation. For periods up to June 21, 2023, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Subsidiaries that were contributed to C3is. The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the period September 21, 2022 to December 31, 2022 included in this registration statement on Form F-1 (the “2022 Financial Statements”), and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023. The reporting and functional currency of the Company is the United States Dollar.

The consolidated balance sheet as of December 31, 2022 has been derived from the audited combined carve-out financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

At June 30, 2023, the Company’s fleet comprised of 2 Handysize drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s Non-Executive Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Before the completion of the Spin-off on June 21, 2023, the Company’s vessels were managed by Stealth Maritime Corporation S.A., a company controlled by members of the family of the Company’s Non-Executive Director and former Parent Company’s Chief Executive Officer. Stealth Maritime Corporation S.A.is a company incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. and Stealth Maritime Corporation S.A. are herein referred to as the “Manager”.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

At June 30, 2023, the Subsidiaries included in the Company’s unaudited interim consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	June 4, 2022	Eco Bushfire	32,000	September 21, 2022
Raw Commodities & Exports Inc.	July 4, 2022	Eco Angelbay	32,000	October 19, 2022

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2022 Financial Statements. Apart from the below, there have been no material changes to these policies in the six-month period ended June 30, 2023.

New significant accounting policies adopted during the six months ended June 30, 2023

Principles of consolidation: The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The interim condensed consolidated financial statements include the accounts of C3is and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, C3is, as the holding company, consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of June 30, 2023.

Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain financial instruments as either liabilities or equity. ASC 480 requires that a freestanding instrument which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company in its assessment for the accounting of the Series A Preferred Shares determined that the Series A Preferred Shares should be classified as permanent equity instead of liability or temporary equity since they are not redeemable for cash or other assets unless upon an ordinary liquidation event. The Company further analyzed key features of the Series A Preferred Shares to determine whether they are more akin to equity or to debt and concluded that the Series A Preferred Shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to the applicable guidance in ASC 815 and concluded that derivative accounting was not applicable.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

purchased are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the unaudited condensed interim consolidated balance sheets. No such commissions were incurred during the six-month period ended June 30, 2023.

The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc.. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services and the related expense is included in “Operating expenses – related party” in the unaudited condensed consolidated statement of comprehensive income.

The services provided by Stealth Maritime Corporation S.A. (Note 1) which is the manager of Imperial Petroleum Inc.’s vessels are identical with the services provided by Brave Maritime Corporation S.A. since June 21, 2023.

In addition, an allocation of general and administrative expenses incurred by Imperial Petroleum Inc. up to June 21, 2023 has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated as part of Imperial Petroleum Inc.’s fleet compared to the number of calendar days of the total Imperial Petroleum Inc.’s fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses”).

The related party receivable balance with European Institute of Regional Investments Inc. mainly relating to collections received on behalf of the Company was $146,708 as of both December 31, 2022 and June 30, 2023. The related party receivable with Imperial Petroleum Inc. amounting to $16,209 at June 30, 2023 (2022: nil) mainly relates to collections received net of payments made on behalf of the Company as well as net of the accrued dividend of Series A Preferred Shares.

The current account balance with the Manager at June 30, 2023 was a liability of $386,066. The liability represents payments made by the Manager on behalf of the Company.

The amounts charged by the Company’s related party comprised the following:

	Location in unaudited interim condensed consolidated statement of comprehensive income	Six-month Period ended June 30, 2023
Management fees charged by Brave Maritime Corp.	Management fees – related party	8,800
Management fees charged by Stealth Maritime Corp.	Management fees – related party	150,480
Brokerage commissions charged by Brave Maritime Corp.	Voyage expenses – related party	1,812
Brokerage commissions charged by Stealth Maritime Corp.	Voyage expenses – related party	57,125
Crew management fees charged by Brave Maritime Corp.	Vessels’ operating expenses – related party	1,667
Crew management fees charged by Stealth Maritime Corp.	Vessels’ operating expenses – related party	28,333
General and administrative expenses	General and administrative expenses	268,089

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

4.	Vessels, Net

The amounts shown in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2022	39,394,125	(557,974)	38,836,151

Depreciation for the period	—	(1,340,128)	(1,340,128)

Balance, June 30, 2023	39,394,125	(1,898,102)	37,496,023

At June 30, 2023, the Company performed an impairment review of its vessels since their book values were substantially higher than their market values. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was recognized.

5.	Accrued and Other Liabilities

The amounts shown in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2022	June 30, 2023
Vessel operating expenses	158,956	181,852
Voyage expenses	14,368	23,284
Administrative expenses	—	76,909

Total	173,324	282,045

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade and other receivables, balances with related parties, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, balances with related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

7.	Stockholders’ equity

Under the Company’s articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

per share. As part of the Spin-off discussed in Note 1, the Company issued a total of 3,182,932 common shares and 600,000 of 5.00% Series A Perpetual Convertible Preferred Shares. The reported earnings per share calculations (Note 8) give retroactive effect to the issuance of shares in connection with the spin-off.

Common shares:

Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.

Preferred shares:

5.00% Series A Perpetual Convertible Preferred Shares

As part of the Spin-off, on June 21, 2023, the Company issued to Imperial 600,000 5.00% Series A Preferred Shares (Note 1) with par value $0.01 and liquidation preference of $25 per share. Each share of Series A Preferred Stock shall entitle the holder to the number of votes equal to the number of shares of common stock into which the share of Series A Preferred Stock is then convertible multiplied by thirty (30) on all matters submitted to a vote of the stockholders of the Company; provided however, that no holder of Series A Preferred Stock may exercise voting rights pursuant to Series A Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of stockholders of the Company. Unless the Company has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting as a single class, the Company may not (i) adopt any amendment to its articles of incorporation or statement of designations that adversely affects the Series A Preferred Shares, (ii) issue any parity securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears, (iii) create or issue any senior securities, (iv) effect, or enter into any agreement to effect, a change of control or sale of all or substantially all of the Company’s consolidated assets or (v) modify or change the nature of the Company’s or any subsidiary’s business.

The holder of the Series A Preferred Shares may elect to convert, in whole or in part, the Series A Preferred Shares into shares of common stock for a liquidation preference of $25 per share divided by the conversion price, that is the 150% of the volume weighted average price per share of common stock over the five consecutive trading day period commencing on and including June 21, 2023, which amounted to $3.50, any time and from time to time on or after the date that is the date 90 days following June 21, 2023. The conversion price shall be subject to adjustment from time to time (i) if the Company shall at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of common stock, the conversion price in effect immediately before such combination shall be proportionately increased and (ii) in the event that the Company shall, at any time or from time to time, in a registered offering sell its common stock or convertible securities for aggregate consideration per share of common stock that is less than the conversion price then in effect, the conversion price shall be reduced (but not increased) to an amount equal to the aggregate consideration per share of common stock paid in such registered offering. The initial conversion price has now been adjusted to $1.05 being the lowest consideration per share of common stock paid in a registered offering of the Company which was completed in July 2023 (Note 11).

The holder of the Series A Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, shall be paid quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on October 15, 2023. Dividends on the Series A Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months. The dividend rate of 5.00% per annum is not subject to adjustment. As of June 30, 2023, the Company accrued dividend of $20,833 on the Company’s 600,000 Series A Preferred Shares that are payable to Imperial Petroleum Inc. on October 15, 2023 (Note 3).

8.	Earnings per share

The Company calculates basic and diluted earnings per share as follows:

For the six-month period ended June 30, 2023
Numerator
Net income	388,125
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(20,833)

Net income attributable to common shareholders, basic and diluted	367,292

Denominator
Weighted average number of shares outstanding, basic	3,182,932
Weighted average number of shares outstanding, diluted	17,468,646

Earnings per share, basic	0.12
Earnings per share, diluted	0.02

As of June 30, 2023, diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares (Note 7) calculated with the “if converted” method by using the offering price agreed on June 30, 2023 relating to the Company’s public offering that was completed on July 5, 2023 which was less than the 150% of the volume weighted average price per share of common stock over the five consecutive trading day period commencing after June 21, 2023.

9.	Revenues

The amount in the accompanying unaudited condensed consolidated statement of comprehensive income is analyzed as follows:

Six-month Period ended June 30, 2023
Time charter revenues	4,714,986
Other income	140,111

Total	4,855,097

The Company generates its revenues from time charters. The Company’ vessels are employed under time charters which have a period of up to 2 months.

As of June 30, 2023, the time charter under which the Company’s vessel was employed had remaining term of less than 1 month.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

10.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed interim combined carve-out financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of June 30, 2023, amount to $615,500 during the 12-month period ending June 30, 2024.

11.	Subsequent Events

On July 5, 2023, the Company completed a public offering and issued 350,000 common shares, pre-funded warrants to purchase 4,415,000 common shares, all of which have subsequently been cash exercised for $0.01 per share, and 4,765,000 Class A warrants, with an exercise price of $1.05 per share, for net proceeds, after discounts and commissions, of $4.7 million; to date no Class A warrants have been exercised. The total net proceeds are expected to be used for capital expenditures and for other general corporate purposes.

On July 7, 2023, the Company agreed to acquire one Aframax oil tanker from a related party for an aggregate consideration of $43 million. The vessel was delivered to the Company on July 14, 2023.

On August 24, 2023, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from July 13, 2023 through August 23, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until February 20, 2024.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Unaudited interim condensed combined balance sheets

(Expressed in United States Dollars, Except for Share Data)

		As of December 31, 2021	As of June 30, 2022
Assets
Current assets
Cash and cash equivalents		18,992	1,813,182
Restricted cash		254,629	201,937
Trade and other receivables		200,371	883,447
Due from related party	(Note 3)	4,061,422	6,174,527
Advances and prepayments		30,821	43,678
Inventories		60,180	109,279

Total current assets		4,626,415	9,226,050

Non current assets
Vessel, net	(Note 4)	11,233,405	26,693,338
Restricted cash		500,000	500,000

Total non current assets		11,733,405	27,193,338

Total assets		16,359,820	36,419,388

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		185,862	607,279
Current portion of long-term debt	(Note 5)	992,156	992,135
Deferred income		—	103,594
Accrued and other liabilities		142,628	295,144

Total current liabilities		1,320,646	1,998,152

Non current liabilities
Long-term debt	(Note 5)	6,288,140	5,792,232

Total non current liabilities		6,288,140	5,792,232

Total liabilities		7,608,786	7,790,384

Commitments and contingencies	(Note 9)
Stockholders’ equity:
Capital stock of European Institute of Regional Investments Inc.; 500 shares issued and outstanding with no par value	(Note 7)	—	—
Capital stock of Agricultural Paneuropean Investments Inc.; 500 shares issued and outstanding with no par value	(Note 7)	—	—
Additional paid-in capital	(Note 7)	5,142,334	21,828,834
Retained earnings		3,608,700	6,800,170

Total stockholders’ equity		8,751,034	28,629,004

Total liabilities and stockholders’ equity		16,359,820	36,419,388

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Unaudited interim condensed combined statements of comprehensive income

(Expressed in United States dollars)

		For the period from March 12, 2021 to June 30, 2021	For the six-month period ended June 30, 2022
Revenues
Revenues	(Note 8)	1,981,167	6,698,342

Total revenues		1,981,167	6,698,342

Expenses
Voyage expenses		157,591	548,886
Vessel operating expenses		533,763	1,550,548
Vessel operating expenses – related party	(Note 3)	3,000	12,000
Dry-docking costs		—	709,698
Depreciation	(Note 4)	147,250	479,171
Management fees – related party	(Note 3)	13,200	104,280
General and administrative expenses		29,440	—

Total expenses		884,244	3,404,583

Income from operations		1,096,923	3,293,759
Other (expenses)/income
Interest and finance costs		(14)	(108,464)
Interest income		—	331
Foreign exchange gain		—	5,844

Other expenses, net		(14)	(102,289)

Net income		1,096,909	3,191,470

Other comprehensive income		—	—

Total comprehensive income		1,096,909	3,191,470

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Unaudited interim condensed combined statements of changes in stockholders’ equity

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares European Institute of Regional Investments Inc.	Number of common shares Agricultural Paneuropean Investments Inc.	Additional paid in capital (Note 7)	Retained earnings	Total stockholders’ equity
Balance, March 12, 2021 (Inception Date)	—	—	—	—	—
Issuance of common stock	500	—	—	—	—
Shareholders’ contributions (Note 7)	—	—	11,492,334	—	11,492,334
Net income	—	—	—	1,096,909	1,096,909

Balance, June 30, 2021	500	—	11,492,334	1,096,909	12,589,243

Balance, December 31, 2021	500	—	5,142,334	3,608,700	8,751,034
Issuance of common stock	—	500	—	—	—
Shareholders’ contributions (Note 7)	—	—	16,686,500	—	16,686,500
Net income	—	—	—	3,191,470	3,191,470

Balance, June 30, 2022	500	500	21,828,834	6,800,170	28,629,004

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Unaudited interim condensed combined statements of cash flows

(Expressed in United States Dollars)

	For the period from March 12, 2021 to June 30, 2021	For the six-month period ended June 30, 2022
Cash flows from operating activities:
Net income	1,096,909	3,191,470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	147,250	479,171
Amortization of deferred finance charges	—	4,071
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(15,860)	(683,076)
Balances with related party	(1,627,297)	(2,113,105)
Advances and prepayments	(74,098)	(12,857)
Inventories	(66,167)	(49,099)
Increase/(Decrease) in
Trade accounts payable	269,697	461,236
Accrued liabilities	51,466	152,516
Deferred income	223,976	103,594

Net cash provided by operating activities	5,876	1,533,921

Cash flows from investing activities:
Acquisition and improvement of vessels	(11,498,210)	(15,978,923)

Net cash used in investing activities	(11,498,210)	(15,978,923)

Cash flows from financing activities
Shareholders’ contributions	11,492,334	16,686,500
Loan repayment	—	(500,000)

Net cash provided by financing activities	11,492,334	16,186,500

Net increase in cash, cash equivalents and restricted cash	—	1,741,498

Cash, cash equivalents and restricted cash at beginning of period	—	773,621

Cash, cash equivalents and restricted cash at end of period	—	2,515,119

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Notes to the unaudited interim condensed combined financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed combined financial statements include the accounts of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, the “Company” or “C3is Inc. Predecessor”) from the date of their incorporation. European Institute of Regional Investments Inc. was formed under the laws of the Marshall Islands on March 12, 2021 (the “Inception Date”) and Agricultural Paneuropean Investments Inc. was formed under the laws of the Marshall Islands on April 21, 2022. As of June 30, 2022, the Company owned two handysize drybulk carriers, the vessel Eco Bushfire, acquired on March 26, 2021 and the vessel Eco Angelbay, acquired on May 6, 2022, which provide worldwide marine transportation services under time charters. On July 7, 2022, the Company entered into an agreement to sell its vessels to Imperial Petroleum Inc. (“IMPP” ) for $39.0 million. The Company is affiliated with the family of the CEO of IMPP and as such the Company and IMPP are related parties. IMPP will contribute the acquired vessels to a recently incorporated subsidiary, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP intends to spin off C3is inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP.

The accompanying unaudited interim combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements of C3is Inc. Predecessor for the period from March 12, 2021 to December 31, 2021 (the “2021 Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The balance sheet as of December 31, 2021 has been derived from the audited 2021 Financial Statements, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

These financial statements are presented as if the businesses of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. had been combined throughout the periods presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying unaudited interim condensed combined financial statements.

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. Although to date there has not been any significant effect on the Company’s operating activities due to COVID-19, the extent to which a new wave of the COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Conflict in Ukraine:

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. Although to date there has not been any significant effect on the Company’s operating activities, the extent to which this conflict and the imposed sanctions will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2021 Financial Statements. During the six-month period ended June 30, 2022, the Company adopted the following accounting policy:

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the vessel – owning companies.

The Manager provides also crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $1,500 per vessel and are included in “Operating expenses – related party” in the statement of comprehensive income.

For the periods ended June 30, 2021 and June 30, 2022 the management fees were $13,200 and $104,280, respectively and are included in “Management fees” in the statement of comprehensive income.

The current account balance with the Manager at December 31, 2021 and June 30, 2022 was a receivable of $4,061,422, and $6,174,527, respectively. The receivable represents revenue collections received by the Manager on behalf of the Company, net of payments made by the Manager on behalf of the Company.

4.	Vessel, Net

The amount shown in the accompanying balance sheet is analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2021	11,675,154	(441,749)	11,233,405

Additions	15,939,104	—	15,939,104
Depreciation for the period	—	(479,171)	(479,171)

Balance, June 30, 2022	27,614,258	(920,920)	26,693,338

The additions mainly relate to the acquisition of the vessel Eco Angelbay and to the installation of a ballast water treatment system.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

At December 31, 2021, and June 30, 2022 no impairment indication existed for the Company’s vessels since their fair value as determined by independent brokers exceeded their net book value.

As of June 30, 2022, the vessel Eco Bushfire has been provided as collateral to secure the bank loan of European Institute of Regional Investments Inc. as discussed in Note 5.

5.	Long-Term Debt, Net

		As of December 31, 2021	As of June 30, 2022	Margin
	Term loan
(i)	Issued in October 2021 maturing in October 2027	$7,330,000	$6,830,000	2.15%
	Total long-term debt	7,330,000	6,830,000

	Less: Deferred finance charges	49,704	45,633

	Total long-term debt, net	7,280,296	6,784,367

	Less: Current portion of long-term debt	1,000,000	1,000,000

	Add: Current portion of deferred loan and financing arrangements issuance costs	7,844	7,865

	Long-term debt, net	$6,288,140	$5,792,232

Details of the Company’s term loan are discussed in Note 7 of the 2021 Financial Statements.

During the six-month period ended June 30, 2022, the Company repaid the amount of $500,000 in line with the amortization schedule of the loan agreement.

As of June 30, 2022, the Company was in compliance with all financial debt covenants.

As of June 30, 2022, there were no undrawn amounts under the Company’s term loan.

For the periods ended June 30, 2021 and 2022, interest expense amounted to nil and $102,908, respectively, and the weighted average interest rate of the Company’s term loan was nil and 3.0%, respectively.

On August 18, 2022, the Company prepaid the existing term loan dated October 14, 2021.

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loan is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Its carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

7.	Capital stock and Additional paid-in capital

The total authorized and issued share capital of the Company is 500 common shares for European Institute of Regional Investments Inc. with no par value and 500 common shares for Agricultural Paneuropean Investments Inc. with no par value.

Additional paid-in capital mainly represents amounts contributed to the Company by its shareholders to finance the acquisition cost of the Company’s vessels. In April 2022, an amount of $16,686,500 was contributed to the Company by its shareholders to finance the acquisition cost of the vessel Eco Angelbay.

8.	Revenues

The amounts in the accompanying statements of comprehensive income are analyzed as follows:

	For the period from March 12, 2021 to June 30, 2021	For the six-month period ended June 30, 2022
Time charter revenues	1,970,335	6,438,131
Other income	10,832	260,211

Total	1,981,167	6,698,342

9.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of June 30, 2022, amounts to $555,647 during the 12-month period ending June 30, 2023.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

10.	Subsequent Events

The Company evaluated subsequent events up to December 7, 2022, the date the unaudited interim condensed combined financial statements were available to be issued.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

C3is Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of C3is Inc. (the “Company”) as of December 31, 2022, the related consolidated statement of comprehensive income, changes in equity, and cash flows, for the period from July 25, 2022 (date of incorporation) to December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from July 25, 2022 to December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

September 29, 2023

We have served as the Company’s auditor since 2022.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Consolidated balance sheet

As of December 31, 2022

(Expressed in United States Dollars)

		December 31, 2022
Assets
Current assets
Trade and other receivables		674,827
Due from related party	(Note 3)	146,708
Advances and prepayments		36,340
Inventories		165,645

Total current assets		1,023,520

Non current assets
Vessels, net	(Note 4)	38,836,151

Total non current assets		38,836,151

Total assets		39,859,671

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		792,142
Accrued and other liabilities	(Note 5)	173,324

Total current liabilities		965,466

Total liabilities		965,466

Commitments and contingencies	(Note 11)

Stockholders’ equity
Capital stock, $0.0001 par value; 500 shares authorized, issued and outstanding at December 31, 2022		—
Former Parent Company investment		38,894,205

Total stockholders’ equity		38,894,205
Total liabilities and stockholders’ equity		39,859,671

The accompanying notes are an integral part of these combined carve-out financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Consolidated statement of comprehensive income

For the period from July 25, 2022 to December 31, 2022

(Expressed in United States dollars)

		Period ended December 31, 2022
Revenues
Revenues	(Note 7)	3,287,101

Total revenues		3,287,101

Expenses
Voyage expenses		(456,839)
Voyage expenses – related party	(Note 3)	(40,833)
Vessel operating expenses	(Note 8)	(889,272)
Vessel operating expenses – related party	(Note 3, 8)	(7,000)
Dry-docking costs		(584,355)
Depreciation	(Note 4)	(557,974)
Management fees – related party	(Note 3)	(77,440)
General and administrative expenses	(Note 3)	(121,327)

Total expenses		(2,735,040)

Income from operations		552,061
Other (expenses)/income
Interest and finance costs		(116)
Foreign exchange loss		(359)

Other expenses, net		(475)

Net income		551,586

Other comprehensive income .		—

Total comprehensive income		551,586

Earnings per common share, basic	(Note 9)	0.17
Earnings per common share, diluted	(Note 9)	0.03
Weighted average number of common shares, basic	(Note 9)	3,182,932
Weighted average number of common shares, diluted	(Note 9)	17,468,646

The accompanying notes are an integral part of these combined carve-out financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Consolidated statement of changes in equity

For the period from July 25, 2022 to December 31, 2022

(Expressed in United States Dollars)

	# of Common Shares	Capital Stock	Former Parent Company investment	Total Stockholders’ Equity
Balance, July 25, 2022	—	—	—	—
-Issuance of capital stock ($0.0001 par value)	500	—	—	—
-Net income	—	—	551,586	551,586
-Net increase in former Parent Company investment	—	—	38,342,619	38,342,619
Balance, December 31, 2022	500	—	38,894,205	38,894,205

The accompanying notes are an integral part of these combined carve-out financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Consolidated statement of cash flows

For the period from July 25, 2022 to December 31, 2022

(Expressed in United States Dollars)

Period ended December 31, 2022
Cash flows from operating activities:
Net income	551,586
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	557,974
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(674,827)
Due from related party	(146,708)
Advances and prepayments	(36,340)
Inventories	(165,645)
Increase/(Decrease) in
Trade accounts payable	792,142
Accrued liabilities	173,324

Net cash provided by operating activities	1,051,506

Cash flows from investing activities:
Acquisition and improvements of vessels	(39,394,125)

Net cash used in investing activities	(39,394,125)

Cash flows from financing activities
Net former Parent Company investment	38,342,619

Net cash provided by financing activities	38,342,619

Net increase in cash and cash equivalents	—

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	—

The accompanying notes are an integral part of these combined carve-out financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc.

Notes to the consolidated financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company” or “former Parent” or “IMPP”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares of par value $0.0001 which were subsequently cancelled. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. (“the Subsidiaries”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for 3,182,932 newly issued common shares of par value $0.01 and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 3,182,932 common shares and the 600,000 Series A Preferred Shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”).

The contribution has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of C3is have been presented as if the Subsidiaries were consolidated subsidiaries of C3is for the entire period presented since the date the vessels were acquired by the Subsidiaries and using the historical carrying costs of the assets and the liabilities of the Subsidiaries. As a result, the accompanying consolidated financial statements include the accounts of C3is and its wholly owned subsidiaries (collectively, the “Company”). As of December 31, 2022, the Company owned two handysize drybulk carriers, the vessel Eco Bushfire and the vessel Eco Angelbay, which provide worldwide marine transportation services under time charters. The Subsidiaries are incorporated under the laws of the Marshall Islands and had no operations prior to the acquisition of their vessel.

On July 7, 2022, European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) entered into an agreement to sell their vessels to Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc., respectively, for $39 million (Note 4). C3is Inc. Predecessor is affiliated with the family of the CEO of IMPP and as such the Company and C3is Inc. Predecessor are related parties. On September 21, 2022, Dry Bulk International Trading and Shipping Inc. acquired the vessel Eco Bushfire from European Institute of Regional Investments Inc. and on October 19, 2022 Raw Commodities and Exports Inc. acquired the vessel Eco Angelbay from Agricultural Paneuropean Investments Inc.

The consolidated financial statements and accompanying notes reflect the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying consolidated financial statements.

Net former Parent contributions to equity, which represent finance of part or all of the acquisition cost of the vessels owned by C3is Inc., are accounted for through the net former Parent Company investment account. Net former Parent Company investment represents IMPP’s interest in the Company’s net assets including the Company’s accumulated results, and the net cash contributions from and to IMPP.

The consolidated statement of comprehensive income reflects expense allocations made to C3is Inc. by IMPP of its general and administrative expenses. Management has estimated these additional expenses to be $0.1 million. See Note 3 “Transactions with Related Parties” for further information on expenses allocated by IMPP. Both the Company and IMPP consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the period presented. Nevertheless, the consolidated financial statements may not be indicative of the Company’s

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented.

The reporting and functional currency of the Company is the United States Dollar.

The Company’s vessels are managed by Stealth Maritime S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During the period from July 25, 2022 to December 31, 2022, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Period from July 25, 2022 to December 31, 2022
A	38%
B	20%
C	12%
D	30%

2.	Significant Accounting Policies

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statement of comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the period presented.

Inventories: Inventories consist of lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels, Net: Vessels, net are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.

Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of its construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the time charter hire of its vessels.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases because (i) the vessel is an identifiable asset (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

The Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

Deferred income represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Earnings per common share: Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative convertible preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the-if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Recent Accounting Pronouncements: Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased are capitalized to the cost of the vessels as incurred.

The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services and the related expense is included in “Operating expenses – related party” in the combined carve-out statement of comprehensive income.

In addition, an allocation of general and administrative expenses incurred by Imperial Petroleum Inc. has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under IMPP’s fleet compared to the number of calendar days of the total IMPP’s fleet. These expenses consisted mainly of executive compensation, investor relations and consultancy fees (the “General and administrative expenses”).

The related party receivable balance with European Institute of Regional Investments Inc. mainly relating to collections received on behalf of the Company was $146,708 as at December 31, 2022.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

The amounts charged by the Company’s related party comprised the following:

	Location in consolidated statement of comprehensive income	Period ended December 31, 2022
Management fees charged by the Manager	Management fees – related party	77,440
Brokerage commissions charged by the Manager	Voyage expenses – related party	40,833
Crew management fees charged by Stealth	Vessels’ operating expenses – related party	7,000
General and administrative expenses	General and administrative expenses Location in the consolidated	121,327
	balance sheet	December 31, 2022
Commissions vessels purchased	Vessels, net	390,000

4. Vessels, Net

The amount shown in the accompanying consolidated balance sheet is analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, July 25, 2022	—	—	—
Additions	39,394,125	—	39,394,125
Depreciation for the period	—	(557,974)	(557,974)

Balance, December 31, 2022	39,394,125	(557,974)	38,836,151

The additions mainly relate to the acquisition of the vessels Eco Bushfire and Eco Angelbay from a related party (Note 1).

At December 31, 2022, the Company performed an impairment review of its vessels since their book values were substantially higher than their market values. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was recognized.

5. Accrued and Other Liabilities

The amount shown in the accompanying balance sheet is analyzed as follows:

December 31, 2022
Vessel operating expenses	158,956
Voyage expenses	14,368

Total	173,324

6. Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of receivables from related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments.

7. Revenues

The amount in the accompanying consolidated statement of comprehensive income is analyzed as follows:

Period ended December 31, 2022
Time charter revenues	3,266,631
Other income	20,470

Total	3,287,101

The Company generates its revenues from time charters. The Company’ vessels are employed under time charters which have a period of up to 2 months.

As of December 31, 2022, the time charter under which the Company’s vessel was employed had remaining term of approximately 2 months.

8. Vessel Operating Expenses

The amount in the accompanying consolidated statement of comprehensive income is analyzed as follows:

Vessel’s Operating Expenses	Period ended December 31, 2022
Crew wages and related costs	504,762
Insurance	63,164
Repairs and maintenance	95,585
Spares and consumable stores	209,417
Miscellaneous expenses	23,344

Total	896,272

9. Earnings per share

The computation of earnings per share gives retroactive effect to the shares issued in connection with the Spin-off.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company calculates basic and diluted earnings per share as follows:

Period ended December 31, 2022
Numerator
Net income attributable to common shareholders, basic and diluted	551,586

Denominator
Weighted average number of shares outstanding, basic	3,182,932
Weighted average number of shares outstanding, diluted	17,468,646

Earnings per share, basic	0.17
Earnings per share, diluted	0.03

As of December 31, 2022, diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares calculated with the “if converted” method by using the offering price agreed on June 30, 2023 relating to the Company’s public offering that was completed on July 5, 2023 which was less than the 150% of the volume weighted average price per share of common stock over the five consecutive trading day period commencing on and including June 21, 2023.

10. Income Taxes

C3is and its subsidiaries are incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Subsidiaries are subject to registration and tonnage taxes in the country in which their vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying consolidated statement of comprehensive income.

11. Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of December 31, 2022, amount to $1,790,000 for the year ending December 31, 2023.

12. Subsequent Events

On April 20, 2023, the Company entered into a management agreement with Brave Maritime Corp., an affiliated entity, based on which Brave Maritime Corp. provides to the Company, effective from June 21, 2023, a range of shipping services including chartering, technical support and maintenance, insurance, consulting, financial and accounting services for fees and services similar to the management agreement between the Company and the Manager (Note 3). The management agreement with Brave Maritime Corp. replaced the existing management agreement with the Manager. Furthermore, based on the same agreement, Brave Maritime Corp. provides the Company with the services of executive officers including the Chief Executive Officer and the Chief Financial Officer.

On June 20, 2023, the Company and Imperial Petroleum Inc. entered into a contribution and distribution agreement effecting the separation of the Company’s business from Imperial Petroleum Inc, pursuant to which,

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Imperial Petroleum Inc. agreed to transfer its interest in Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. to C3is Inc. in exchange for 3,182,932 newly issued common shares of par value $0.01 and 600,000 Series A Preferred Shares in C3is Inc.

On July 5, 2023, the Company completed a public offering and issued 350,000 common shares, pre-funded warrants to purchase 4,415,000 common shares, all of which have subsequently been cash exercised for $0.01 per share, and 4,765,000 Class A warrants, with an exercise price of $1.05 per share, for net proceeds, after discounts and commissions, of $4.7 million; to date Class A warrants have been exercised. The total net proceeds are expected to be used for capital expenditures and for other general corporate purposes.

On July 7, 2023, the Company agreed to acquire one Aframax oil tanker from a related party for an aggregate consideration of $43 million. The vessel was delivered to the Company on July 14, 2023.

On August 24, 2023, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from July 13, 2023 through August 23, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until February 20, 2024.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

C3is Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of C3is Inc. Predecessor (the “Company”) as of December 31, 2021, the related combined statements of comprehensive income, changes in stockholders’ equity, and cash flows for the period from March 12, 2021 (date of inception of the earlier of the combined entities or “Inception Date”) to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 12, 2021 (Inception Date) to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 12, 2023

We have served as the Company’s auditor since 2022.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Combined balance sheet

(Expressed in United States Dollars, Except for Share Data)

		As of December 31, 2021
Assets
Current assets
Cash and cash equivalents		18,992
Restricted cash		254,629
Trade and other receivables		200,371
Due from related party	(Note 3)	4,061,422
Advances and prepayments		30,821
Inventories		60,180

Total current assets		4,626,415

Non current assets
Vessels, net	(Note 4)	11,233,405
Restricted cash		500,000

Total non current assets		11,733,405

Total assets		16,359,820

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		185,862
Current portion of long-term debt	(Note 5)	992,156
Accrued and other liabilities		142,628

Total current liabilities		1,320,646

Non current liabilities
Long-term debt	(Note 5)	6,288,140

Total non current liabilities		6,288,140

Total liabilities		7,608,786

Commitments and contingencies	(Note 11)
Stockholders’ equity:
Capital stock of European Institute of Regional Investments Inc.; 500 shares issued and outstanding with no par value	(Note 7)	—
Additional paid-in capital	(Note 7)	5,142,334
Retained earnings		3,608,700

Total stockholders’ equity		8,751,034

Total liabilities and stockholders’ equity		16,359,820

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Combined statements of comprehensive income

(Expressed in United States dollars)

Balance Sheet

		For the period from March 12, 2021 to December 31, 2021	For the period from January 1, 2022 to October 18, 2022
Revenues
Revenues	(Note 8)	6,272,431	12,847,729

Total revenues		6,272,431	12,847,729

Expenses
Voyage expenses		(365,339)	(663,064)
Vessel operating expenses	(Note 9)	(1,531,278)	(2,380,986)
Vessel operating expenses – related party	(Notes 3, 9)	(12,000)	(22,700)
Dry-docking costs		(138,780)	(799,333)
Depreciation	(Note 4)	(441,749)	(479,171)
Management fees – related party	(Note 3)	(94,160)	(189,640)
General and administrative expenses		(35,021)	(2,397)
Net gain on sale of vessel – related party	(Note 3)	—	9,268,610

Total (expenses)/income		(2,618,327)	4,731,319

Income from operations		3,654,104	17,579,048
Other (expenses)/income
Interest and finance costs		(45,623)	(194,633)
Interest income		—	59,716
Foreign exchange gain		219	15,221

Other expenses, net		(45,404)	(119,696)

Net income		3,608,700	17,459,352

Other comprehensive income		—	—

Total comprehensive income		3,608,700	17,459,352

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Combined statements of changes in stockholders’ equity

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares European Institute of Regional Investments Inc.	Number of common shares Agricultural Paneuropean Investments Inc.	Additional paid in capital (Note 7)	Retained earnings	Total stockholders’ equity
Balance, March 12, 2021
(Inception Date)	—	—	—	—	—
Issuance of common stock	500	—	—	—	—
Shareholders’ contributions (Note 7)	—	—	11,492,334	—	11,492,334
Returns to shareholders (Note 7)	—	—	(6,350,000)	—	(6,350,000)
Net income	—	—	—	3,608,700	3,608,700

Balance, December 31, 2021	500	—	5,142,334	3,608,700	8,751,034

Issuance of common stock	—	500
Shareholders’ contributions (Note 7)	—	—	16,686,500	—	16,686,500
Net income	—	—	—	17,459,352	17,459,352

Balance, October 18, 2022	500	500	21,828,834	21,068,052	42,896,886

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Combined Statements of cash flows

(Expressed in United States Dollars)

	For the period from March 12, 2021 to December 31, 2021	For the period from January 1, 2022 to October 18, 2022
Cash flows from operating activities:
Net income	3,608,700	17,459,352
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation	441,749	479,171
Amortization of deferred finance charges	1,596	49,704
Net gain on sale of vessel	—	(9,268,610)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(200,371)	(1,116,348)
Balances with related party	(4,061,422)	932,765
Advances and prepayments	(30,821)	(43,863)
Inventories	(60,180)	39,387
Increase/(Decrease) in
Trade accounts payable	146,043	503,240
Accrued liabilities	142,628	(23,026)

Net cash (used in)/provided by operating activities	(12,078)	9,011,772

Cash flows from investing activities:
Acquisition and improvements of vessels	(11,635,335)	(15,978,923)
Proceeds from sale of vessel	—	20,332,790

Net cash (used in)/provided by investing activities	(11,635,335)	4,353,867

Cash flows from financing activities
Shareholders’ contributions	11,492,334	16,686,500
Returns to shareholders	(6,350,000)	—
Proceeds from long-term debt	7,330,000	—
Repayments of long-term debt	—	(7,330,000)
Deferred finance charges paid	(51,300)	—

Net cash provided by financing activities	12,421,034	9,356,500

Net increase in cash, cash equivalents and restricted cash	773,621	22,722,139

Cash, cash equivalents and restricted cash at beginning of period	—	773,621

Cash, cash equivalents and restricted cash at end of period	773,621	23,495,760

Cash breakdown
Cash and cash equivalents	18,992	23,495,760
Restricted cash, current	254,629	—
Restricted cash, non-current	500,000	—
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	773,621	23,495,760

Supplemental cash flow information
Non cash investing activity – Vessel improvements included in liabilities	39,819	—
Interest paid	—	171,085

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

C3is Inc. Predecessor

Notes to the combined financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

The accompanying combined financial statements include the accounts of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, the “Company” or “C3is Inc. Predecessor”) from the date of their incorporation. European Institute of Regional Investments Inc. was formed under the laws of the Marshall Islands on March 12, 2021 (the “Inception Date”) and Agricultural Paneuropean Investments Inc. was formed under the laws of the Marshall Islands on April 21, 2022. The Company owned and operated two handysize drybulk carriers, the vessel Eco Bushfire, acquired on March 26, 2021 and the vessel Eco Angelbay, acquired on May 6, 2022, which provided worldwide marine transportation services under time charters. On July 7, 2022, the Company entered into an agreement to sell its vessels to Imperial Petroleum Inc. (“IMPP”) for $39.0 million (Note 3). The sales were concluded with the delivery of the vessel Eco Bushfire to IMPP on September 21, 2022 and the vessel Eco Angelbay on October 19, 2022. Therefore, October 18, 2022 is the last date of operations of C3is Inc. Predecessor and the last date of the periods covered by the accompanying combined financial statements. The Company is affiliated with the family of the CEO of IMPP and as such the Company and IMPP are related parties. IMPP will contribute the companies that currently own the vessels Eco Bushfire and Eco Angelbay to its wholly-owned recently incorporated subsidiary, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP spun off C3is inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP on June 21, 2023.

The reporting and functional currency of the Company is the United States Dollar. The combined financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and present the combined financial position of the Company as of December 31, 2021, and the combined results of its operations and its cash flows for the period from the Inception Date to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022.

These financial statements are presented as if the businesses of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. had been combined throughout the periods presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying combined financial statements.

Effective from June 1, 2021 to September 21, 2022, the vessel Eco Bushfire was managed by Brave Maritime Corporation S.A. (the “Manager”), a related party. For the period from its acquisition on March 26, 2021 to May 31, 2021, the vessel Eco Bushfire was managed by an unrelated party. The vessel Eco Angelbay was managed by the Manager for the period from its acquisition on May 6, 2022 to October 18, 2022. The Manager is a company incorporated in Liberia in 1987 and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During the period from March 12 to December 31, 2021 and the period from January 1, 2022 to October 18, 2022, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Period ended December 31, 2021	Period ended October 18, 2022
A	16%	—
B	84%	—
C	—	27%
D	—	14%
E	—	29%
F	—	10%

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

2.	Significant Accounting Policies

Use of Estimates: The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying combined statements of comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented.

Inventories: Inventories consist of lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels, Net: Vessels, net are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the combined statement of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.

Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of its construction.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the combined balance sheet.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the time charter hire of its vessels.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases because (i) the vessel is an identifiable asset (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

The Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

Deferred income represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent Accounting Pronouncements: Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s combined financial statements.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the vessel – owning companies.

For the period from March 12 to December 31, 2021 and the period from January 1, 2022 to October 18, 2022 the management fees were $94,160 and $189,640, respectively and are included in “Management fees” in the combined statements of comprehensive income.

The Manager provides also crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $1,500 per vessel and the related fees are included in “Operating expenses – related party” in the combined statements of comprehensive income.

The current account balance with the Manager at December 31, 2021 was a receivable of $4,061,422. The receivable represents revenue collections received by the Manager on behalf of the Company, net of payments made by the Manager on behalf of the Company.

On July 7, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Bushfire” to IMPP for a total of $20,500,000. The vessel was delivered to its new owners on September 21, 2022 and an aggregate gain of $9,268,610 was realized as a result of this sale which is included in the Company’s combined statement of comprehensive income under the caption “Net gain on sale of vessel”.

On July 7, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Angelbay” to IMPP for a total of $18,500,000. The vessel was delivered to its new owners on October 19, 2022.

4.	Vessels, Net

The amount shown in the accompanying combined balance sheet is analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, Inception Date	—	—	—

Additions	11,675,154	—	11,675,154
Depreciation for the period	—	(441,749)	(441,749)

Balance, December 31, 2021	11,675,154	(441,749)	11,233,405

The additions in 2021 mainly relate to the acquisition of the vessel Eco Bushfire and to the installation of a ballast water treatment system.

As of December 31, 2021, the vessel was mortgaged as collateral to secure the Company’s bank loan discussed in Note 5.

As of December 31, 2021, no impairment indication existed for the Company’s vessels since their fair value as determined by independent brokers exceeded their net book value.

5.	Long-Term Debt, Net

On October 14, 2021, European Institute of Regional Investments Inc. together with Transamerica Logisticks Inc., Grain Transshipments Corp. Inc. and Grace International Marine Investments Inc., affiliated

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

ship-owning companies, (collectively, the “Borrowers”) entered into a loan agreement for an amount of $33,300,000 with a bank, for the purpose of re-financing part of the acquisition cost of the Borrowers’ vessels. The loan, which was drawn on October 15, 2021, bore interest at LIBOR plus a margin of 2.15% per annum. The loan allocated to European Institute of Regional Investments Inc. amounted to $7,330,000 and was repayable in eleven semi-annual instalments of $500,000 each, and a balloon instalment of $1,830,000, payable together with the last instalment in 2027.

On August 18, 2022, the Company prepaid the existing term loan dated October 14, 2021.

Loan interest expense for the period ended December 31, 2022, amounted to $135,437 (2021: $35,648) and is presented under “Interest and finance costs” in the accompanying combined statements of comprehensive income.

Weighted average interest rate on the Company’s long-term debt for the period from the loan drawdown on October 15, 2021 to December 31, 2021 was 2.4% and for the period from January 1, 2022 to August 18, 2022 was 4.0%.

Long-term debt is analysed as follows:

		As of December 31, 2021	Margin
	Term loan
(i)	Issued in October 2021	$7,330,000	2.15%
	Total long-term debt	7,330,000
	Less: Deferred finance charges	49,704

	Total long-term debt, net	7,280,296
	Less: Current portion of long-term debt	1,000,000
	Add: Current portion of deferred loan and financing arrangements issuance costs	7,844

	Long-term debt, net	$6,288,140

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loan was estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Its carrying value approximated its fair market value due to its variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

7.	Capital stock and Additional paid-in capital

The total authorized and issued share capital of the Company is 500 common shares for European Institute of Regional Investments Inc. with no par value and 500 common shares for Agricultural Paneuropean Investments Inc. with no par value.

Additional paid-in capital mainly represents amounts contributed to the Company by its shareholders to finance the acquisition cost of the Company’s vessels, net of amounts returned to the Company’s shareholders.

In March 2021, an amount of $11,492,334 was contributed to the Company by its shareholders to finance the acquisition cost of the vessel Eco Bushfire. During the fourth quarter of 2021, a total amount of $6,350,000 was returned to the Company’s shareholders following the loan agreement entered into to re-finance part of the acquisition cost of the Company’s vessel (Note 5).

In April 2022, an amount of $16,686,500 was contributed to the Company by its shareholders to finance the acquisition cost of the vessel Eco Angelbay.

8.	Revenues

The amounts in the accompanying statements of comprehensive income are analyzed as follows:

	For the period from March 12, 2021 to December 31, 2021	For the period from January 1, 2022 to October 18, 2022
Time charter revenues	6,248,862	12,687,590
Other income	23,569	160,139
Total	6,272,431	12,847,729

The Company generates its revenues from time charters. The time charters entered into by the Company had a period that ranged between one and four months.

9.	Vessel Operating Expenses

The amount in the accompanying statements of comprehensive income is analyzed as follows:

Vessel’s Operating Expenses	For the period from March 12, 2021 to December 31, 2021	For the period from January 1, 2022 to October 18, 2022
Crew wages and related costs	735,045	1,146,110
Insurance	78,812	142,520
Repairs and maintenance	235,264	429,575
Spares and consumable stores	322,389	461,925
Miscellaneous expenses	171,768	223,556

Total	1,543,278	2,403,686

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

10.	Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying combined carve-out statement of comprehensive income.

11.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

11.	Subsequent Events

Subsequent events have been evaluated through April 12, 2023.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Units consisting of

Common Shares or Pre-Funded Warrants to Purchase Common Shares

and Class B Warrants to Purchase Common Stock (and Common Shares

underlying the Pre-Funded Warrants and Class B Warrants)

C3IS INC.

Maxim Group LLC

PROSPECTUS

   , 2023

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

The bylaws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

(5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities

The Company issued 3,182,932 shares of its common stock and 600,000 shares of its Series A Convertible Preferred Stock to Imperial Petroleum Inc. in exchange for its contribution to the Company of all the outstanding shares of the Company’s two vessel-owning subsidiaries and $5,000,000 for working capital in conjunction with the spin-off transaction completed on June 21, 2023. These issuances were each exempt from registration as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

Exhibit Number		Incorporated by Reference		Filed or Furnished
		Form	Exhibit	Filing Date	Herewith

1.1*	Form of Placement Agency Agreement

1.2*	Form of Securities Purchase Agreement

3.1	Form of Amended and Restated Articles of Incorporation of C3is Inc.	F-1	3.1	06/26/2023

3.2	Form of Amended and Restated Bylaws of C3is Inc.	F-1/A	3.2	05/17/2023

3.3	Statement of Designation of Series A Convertible Preferred Stock	F-1	3.3	06/26/2023

4.1	Specimen Common Stock Certificate	F-1/A	4.1	05/17/2023

4.2	Class A Warrant	6-K	4.4	07/05/2023

4.3	Warrant Agency Agreement, dated July 5, 2023, by and between the Company and Equiniti Trust Company	6-K	4.2	07/05/2023

4.4	Contribution and Distribution Agreement between C3is Inc. and Imperial Petroleum Inc.	F-1/A	4.2	05/17/2023

4.5*	Form of Class B Warrant

4.6*	Form of Pre-Funded Warrant

4.7*	Form of Warrant Agency Agreement

5.1*	Opinion of Reeder & Simpson LLP, P.C.

5.2*	Opinion of Goodwin Procter LLP

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Incorporated by Reference		Filed or Furnished
		Form	Exhibit	Filing Date	Herewith

10.1	Management Agreement between C3is Inc. and Brave Maritime Corp. Inc.	F-1/A	10.1	05/17/2023

10.2	Equity Compensation Plan	F-1/A	10.2	05/17/2023

10.3*	Memorandum of Agreement, dated July 7, 2023, for Aframax Tanker

14.1	Code of Business Conduct and Ethics	F-1/A	14.1	05/17/2023

21.1*	Significant Subsidiaries of C3is Inc.

23.1*	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm, C3is Inc. (Predecessor)

23.2*	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm, C3is Inc. (Successor)

23.3*	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1)

23.4	Consent of Goodwin Procter LLP (included in Exhibit 5.2)

24.1*	Powers of Attorney (included in the signature pages hereto)

107*	Filing Fee Table

*	To be filed by amendment.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece on the day of       2023.

C3IS INC.
(Registrant)

By:
Name:	Dr. Diamantis Andriotis
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Diamantis Andriotis, Harry N. Vafias and Nina Pyndiah, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same distribution which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on      , 2023.

Signature	Title

Dr. Diamantis Andriotis	Chief Executive Officer and Director (Principal Executive Officer )

Nina Pyndiah	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Harry N. Vafias	Director

John Kostoyannis	Director

George Xiradakis	Director

Confidential Treatment Requested by C3is Inc.

Pursuant to 17 C.F.R. Section 200.83

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement on Form F-1 in the City of Newark, State of Delaware, on     , 2023.

Puglisi & Associates

By:

Name:	Donald J. Puglisi
Title:	Managing Director